Form 20-F/A
period 1998-02-28
VERONEX TECHNOLOGIES INC
filed 1998-08-04
CIK 781894

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  FORM 20-F/A

             [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended February 28, 1998
                                            -----------------
                         Commission File Number 0-13967
                                                -------

                           VERONEX TECHNOLOGIES, INC.
                           --------------------------
             (Exact name of Registrant as specified in its charter)

                          VERONEX TECHNOLOGIES, INC.
            ------------------------------------------------------
                (Translation of Registrant's name into English)

                      Province of British Columbia, Canada
                  -------------------------------------------
                (Jurisdiction of incorporation or organization)

              #701 - 475 Howe Street, Vancouver, B.C., Canada V6C 2B3
          --------------------------------------------------------------
                    (Address of principal executive offices)

         Securities registered or to be registered pursuant to Section
                               12(g) of the Act:

                            Common Shares, no par value
                ------------------------------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                     None
                      ----------------------------------
                               (Title of Class)


Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.
                                                                       6,897,501
                                                                       ---------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.    Yes  X .   No    .
                                         ----      ----
Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    .  Item 18  X .
        ---           ---

                                     PART I
                                     ------

Item 1.   Description of Business
          -----------------------

Organization
------------

Veronex Technologies, Inc. (formerly, International Veronex Resources Ltd.) (hereinafter referred to as "Veronex" or the "Company") has acquired the worldwide rights to an automated information system and application manager (the
"I|NOVA System") technology (formerly known as the "AIM System").   The
Company's name change reflects its successful transition to the computer software industry. The Company's Common Stock is registered under the United States Securities Exchange Act of 1934 and its stock trades on the OTC Bulletin Board in the United States of America under the symbol "VXTK". The Company's Common Stock was also registered with and traded on the Vancouver Stock Exchange in Canada under its previous name, International Veronex Resources Ltd., and symbol "IVX", until the Company applied for a voluntary delisting from the Vancouver Stock Exchange. As of July 4, 1997, the Company's common shares were delisted from trading on the Vancouver Stock Exchange. Prior to that time, the Company's stock also traded on the American Stock Exchange.

Founded in 1974, in the Province of British Columbia, Canada, Veronex is a Canadian company with operations in Canada, and the United States of America.
In 1978, Veronex began a long-term strategy aggressively to acquire and develop diversified natural resource properties. The acquisition of these new natural resource opportunities was usually for a combination of cash and the issuance of new shares of common stock. Generally, the issuance of a portion of these new shares of common stock was contingent upon the discovery and successful production of the desired natural resource. The Company's normal business approach was to combine its own exploration and operational expertise with the financial strength of a major partner. In 1988 the Company entered into a Farmout Agreement with Triton Indonesia, Inc., a wholly owned subsidiary of Triton Energy Corporation (collectively "Triton"). Unbeknown to the Company, Triton was being operated in a pattern of corrupt, illegal and fraudulent activities which resulted in the Company being cheated out of its interest in the Enim Oil Project. Since 1990 the Company has been engaged in complex litigation with Triton and with the Company's former attorneys. The litigation has essentially concluded as is more fully explained below under Enim Oil Project and Related Litigation.

Veronex is a company organized under the laws of the Province of British Columbia, Canada and was incorporated on March 8, 1974 under the name of Rockel Mines Ltd. The Registrant changed its name to Veronex Resources Ltd. on May 1, 1979 and to International Veronex Resources Ltd. on October 21, 1992. A subsequent name change to Veronex Technologies, Inc. was made on December 4, 1997.

Veronex, together with its wholly owned subsidiaries, Veronex Resources, Inc., Nordell International Resources Ltd. ("Nordell"), Bonaparte Resources Ltd., Richport Resources Ltd., Align Energy Inc., High River Industries Ltd., and Mainstream Technologies, Inc., an indirect wholly-owned subsidiary, along with PCS Acquisition Corp. ("PCS Acq."; a California subsidiary that merged with ProMax Conceptual Strategies, as more particularly described below), is involved in the exploration and, as warranted, the development of natural resource opportunities throughout the world (Veronex Resources Ltd. and the subsidiaries are referred to collectively as "Veronex") as well as its computer software interest.

The Company maintains its principal executive offices at 475 Howe Street, Suite 701, Vancouver, British Columbia, Canada V6C 2B3 and has offices at 18023 Sky Park Circle, Suite E-2, Irvine, California, U.S.A. 92614 and 363 Brookhollow Drive, Santa Ana, California, U.S.A. 92705.

On January 14, 1997 the Company entered into a Property Purchase Agreement (the "Agreement") with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an information management application system, including a source program analyzer (collectively referred to as the "I|NOVA System"). The terms of the Agreement provide for Veronex to pay a fee of $20,000 and to issue up to 12,000,000 shares of Common Stock to acquire the I|NOVA System. Veronex issued 100,000 shares of its Common Stock and will issue the balance of the shares of Common Stock based on a contingent, earn-out formula, dependant upon future revenues generated from licensing sales and maintenance contracts of the I|NOVA System. A finder's fee will be payable pursuant to the rules, policies and guidelines of the regulatory authorities.

Effective the same date, the Agreement was amended to reduce by 5,500,000 the number of shares of Common Stock to be issued based on a contingent, earn-out formula. Of such reduction, 3,500,000 shares were reserved for contingent issuance to ProMax Conceptual Strategies ("ProMax"), a California corporation of which Mr. Price was the majority shareholder, which corporation was acquired by PCS Acq.; the balance of the 2,000,000 contingent, earn-out shares were allocated to the Company's 1997 Contingent Stock Option Plan, the options for which also vest on the same contingent, earn-out basis. Effective as of January 14, 1997, the board of directors of ProMax approved an agreement to merge ProMax with and into PCS Acq. Approval by the ProMax shareholders was obtained in August of 1997, and the merger documents were filed with the California Secretary of State's office in September of 1997.

Effective August 1, 1997, the Company acquired additional, complementary technologies through two additional transactions:

     (i) a Property Purchase Agreement with Terry G. Goodbody, a software developer; and

     (ii) a Stock Purchase Agreement with Thomas A. Speed, pursuant to which Mainstream Technologies, Inc., a California corporation owned by Mr. Speed, became an indirect, wholly-owned subsidiary of the Company.

As a result of these two transactions, the Company acquired additional software technology and expertise to assist in its efforts in furthering the development and marketing of the I|NOVA System and related software products, as is more fully explained below.

I|NOVA SYSTEM TECHNOLOGY
------------------------

At the beginning of 1997, the Company redirected its business focus, becoming a computer software development and publishing company with a fully integrated business application engineering and re-engineering system, the I|NOVA System.

Veronex's goal is to be a leading software provider for business application systems for the New Millennium. Management believes that the I|NOVA System's unique features provide users of mainframe, mini- and micro-computers with greater application programming flexibility and responsiveness than any other computer business application software currently available.

Computer systems worldwide are presently faced with a software crisis commonly referred to as the Year 2000 Problem or Y2k problem. The Y2k problem was created by computer software programmers attempting to save space in computer memory in the early days of the information age. The date was expressed as six
(6) digits for MM,DD,YY or 00-00-00 instead of eight (8) digits for MM,DD,YYYY or 00-00-0000. Consequently, computers were programmed always to assume that the century was 1900. The effect of this programming decision may be a massive disruption in date-sensitive computations in computer systems worldwide at century's end. When January 1, 2000 arrives and the YY rolls over to 00, computers may believe that the century date is 1900 instead of 2000. Medicare and Social Security retirement benefits are just two of the areas of date-sensitive computations that may be affected by the Y2k problem.

The Y2k problem provides Veronex with a unique marketing opportunity for its I|Nova System because business software systems worldwide will need to be repaired, re-engineered or replaced. Unlike other Y2k solutions, management believes that Veronex's I|NOVA System goes one step further - fully upgrading the business application system, providing an actual return on an investment made by a business to solve its Y2k problem.

The Automated Information Management System (the "I|NOVA System") includes:

I|NOVA Approach Methodologies
-----------------------------

The key to accomplishing any objective is to establish the steps and method for achieving that objective. This is true whether the objective is going to the Moon or simply planning daily activities. In the Software Industry, the method for accomplishing the objective of replacing, repairing, or retiring a computer system is called the Systems Development Life Cycle ("SDLC").

The I|Nova Approach is the next generation of the SDLC process. For example, in order to write a computer accounts payable system for an enterprise, one must first understand the manual process in order to write the programs to automate that process. This is true of the SDLC process as well. The Company has automated the SDLC process. Three methodologies have been created that wrap around the I|Nova System:

 .    I|Nova Approach-2000 is a unique Year 2000 methodology wrapped around the
     I|Nova DataCentric Analyzer ("DCA"), which repairs systems regardless of the Year 2000 problem status

 .    I|Nova Approach is a Data Driven Systems Development Life Cycle process
     wrapped around the I|Nova Rapid Application Development ("RAD") System that replaces systems

 .    The I|Nova Network Approach, which establishes the steps necessary to
     build an Enterprise Level Network Architecture to support those new systems created using the I|Nova RAD System

I|Nova Approach-2000 defines the steps necessary for maintaining or fixing systems (not just for the Year 2000). Most providers simply deliver a repair tool that fixes code. The effort of actually changing the programs is a small part of the overall repair project.

The I|Nova Approach-2000 methodology coupled with the I|Nova DCA provides a beginning-to-end solution. Understanding and completing all the tasks necessary to fix the Year 2000 problem often seems as complicated as going to the Moon.
If each step is not understood, planned, staffed, and completed in a timely manner, the effort may fall materially short of accomplishing its goal.

The steps set forth below are necessary no matter what the problem or enhancement to a system's portfolio and, if not executed in the proper sequence, could result in significant problems for an organization:

 .     Conducting an inventory of the systems
 .     Assessing the impact on the business
 .     Determining if the programs captured are the programs running in production
 .     Organizing the programs into projects
 .     Standardizing the data definitions/code
 .     Fixing the programs
 .     Testing the programs while ensuring all date routines have been tested
 .     Implementing the system back into the production environment, while ensuring backout procedures exist, accomplishes the Year 2000 objective

I|Nova Approach defines the steps necessary to accomplish a new paradigm in Information Systems. The I|Nova Approach has been used by one company as it grew from a quarter of a billion dollar organization to a billion dollar organization in just two years. Today, this company has its entire Item Database Architecture on the Web. In another case, a major newspaper increased circulation by 42% in the first year of operation by developing its own Circulation/Transportation System using the I|Nova Approach. The methodology continues to be automated, including:

 .     Inventorying all applications within the enterprise, extracting stored
      input, output or screen data definitions using the I|Nova DCA
 .     Analyzing the inventory to determine whether to convert systems using the enterprise's existing file structure and programs, to create a new Database Architecture and programs, or to create a Data Warehouse for only those areas requiring immediate information
 .    Conducting Joint Application Development (JAD) sessions using the file
     structure selected and I|Nova RADS to build the applications using this combination of methodology and automation
 .    Obtaining user sign-off
 .    Converting the existing file structure to the Database or Data Warehouse
     Architecture
 .    Testing the system
 .    Conducting an integrated test
 .    Implementing the application into the production environment

I|Nova Network Approach contains the steps and methods necessary to accomplish the construction of an Enterprise Level Network Architecture. Since I|Nova RADS creates the ability to be platform independent, the next logical step is to create the infrastructure to move applications and data across an Enterprise Network Architecture by:

 .    Conducting an inventory of all locations
 .    Analyzing the results into voice, data and image requirements
 .    Designing the new Network Architecture using voice, data and image protocols
 .    Creating Request For Proposals
 .    Selecting the Vendors
 .    Testing the equipment
 .    Conducting integrated tests
 .    Deploying the equipment
 .    Implementing the Network Architecture

Each phase ensures the proper tasks have been performed. Network, business, operational, application and database strategies will have been determined. Questions such as acquiring a new business can be determined in its integration into the corporate structure and how applications will be deployed.

I|NOVA DataCentric Analyzer
---------------------------

Background
----------

The I|Nova DataCentric Analyzer was developed in anticipation of the problems that various organizations will face. Such system impacts would include the year 2000 date problem, social security number expansion, European Monetary Unit
(EMU), and many other changes that may affect legacy systems. Since its initial development, the DCA has been enhanced so that it can provide users with the means to correct any problem. The primary direction of the DCA has always been towards standardization and optimization of program code.

Computer software applications developed twenty or thirty years ago were not designed to be easily changed or repaired. Information systems personnel assumed that these so-called legacy applications would be replaced long before issues such as the Year 2000 problem would ever occur. The Year 2000 situation that is confronting many organizations today makes that point. Future problems may center on social security numbers, zip codes, etc.

The DCA enables users to significantly reduce future application maintenance efforts and associated costs by employing simple, common sense, standards and disciplines.

Set forth below is a brief description of the DCA processes and the potential benefits that may be achieved through its implementation.

Inventory
---------

The DCA automatically assesses and inventories the current application(s) software libraries as used in an organization. This process identifies the "what" and "where" source code is located on a given system. Then, all legacy source code associated with the application is downloaded to an NT Workstation for processing. The same process also gathers selected test data and verifies any and all changes made to the existing legacy application's source code.

The application code is examined and a consolidated "application map" (the "Map") is created. The Map pinpoints, by physical file location, where every element of information is used throughout the application. The Map also provides a complete cross-reference of the elements used by every program and line of code in the legacy application. The Map allows automatic or manual identification of any element, such as date, regardless of how many programs or lines of code the application contains.

Standardization
---------------

Optionally, standard data element names can be given for each element of information used in the application, resulting in reduced future maintenance and higher quality documentation. Organizations that require ANSI.X12 or UN/EDIFACT standards to be employed for Electronic Data Interchange (EDI) with trading partners may request the automatic insertion of the standard of choice during the DCA standardization process.

During the above process, the DCA also identifies all common program functions used throughout the entire application. A common program function is defined by the DCA as more than three lines of program code that is used more than once by any program(s) in the entire application.

The amount of redundant and unused program code normally found in most applications ranges from 20% to 60%. The DCA allows the users to remove unnecessary code, thereby reducing the cost and resources required to maintain the application.

As an additional option, the DCA provides a library of all common program code and scores them by activity and frequency of use. This allows for code optimization by programmers of the most active code in the application, which in turn increases overall performance of the application when placed into production.

Remediation and Test
--------------------

Repairs made to an element on the application Map, such as expanding the date field size from two positions to four are easily and quickly made. Once all desired element changes are complete, a final process occurs that compares all lines of program code against the Map while repairing the program source code.

All programs are recompiled and tested with the data extracted in the inventory phase. The test results are automatically compared to the original code for test and verification that all repairs were made correctly with documented certification of the test result.

For organizations that wish to reduce cost and increase performance to an even higher level, the I|Nova Rapid Application Development System provides the ability to remove all redundant data (as opposed to redundant code) used by an organization and move to the next level of sophistication offered by the I|Nova. This starts with the identification of all redundant data references found during the analysis process and removing all redundancies in the application(s) database architecture.

And Beyond
----------

The DCA prepares an enterprise's requirements for the RAD System. The RAD System uses no program language to design, test, change and document existing or new business application solutions. The use of the Map permits the conversion of previously identified application functions to specifications that, in turn, are processed by the I|Nova Application Manager. The concept is similar to creating multiple spreadsheets that use the same program but produce totally different results. The RAD System expands this basic concept to encompass the entire business application, resulting in benefits and savings far beyond the realm of any other conventional method of application development.

The I|Nova System provides an organization with the ability to use standards and disciplines in managing their automated applications while reducing ongoing maintenance cost and increasing their development staffs' performance. Other companies have developed piecemeal solutions that may be capable of duplicating portions of the functionality of the I|Nova System; however, the total capability offered by Veronex is unparalleled.

I|NOVA Rapid Application Development System
-------------------------------------------

Features and Benefits
---------------------

The I|NOVA Rapid Application Development System is a state-of-the-art business application analysis and development system. Management believes can analyse, develop, document and implement any automated business application at least five (5) times faster than any conventional development system in existence today. The RAD System's key features and benefits are summarized below:

Platform independent: All applications developed with RAD have no conventional program language, and therefore do not require a generative process before implementation. Using a program language to create a business application makes the application dependant on a specific computer operating system, hardware configuration and the individual that programmed the application. Since RAD applications do not have a "program language," none of these dependencies exists, and the application can be made to operate on any computer platform.

Development Environment: Application analysis, design, development, implementation, testing, documentation and user training are all performed on a standard personal computer. Conventional languages require that application development be performed on its intended operational platform. The use of RAD makes conventional program coding on a specific computer platform a thing of the past.

Analysis of the organization's functional requirements prior to implementation:
Detailed analysis and review ensures RAD-based applications will be complete, high quality and authorized by management prior to committing expenditures for development and implementation.

Modifications to the application are performed quickly and seamlessly: Changing a business application requires about the same time and effort that is required to change a large spreadsheet or word-processing document, and can be performed by a non-programmer.

Application documentation for developers and users: RAD automatically documents the development effort and any modifications to the application created as they occur. No application documentation effort is required during or after its creation. Application documentation is "on demand" and always current to protect the organization's investment.

Applications become smart: Automatic monitoring of the organization through "computer-initiated" messages to specific management personnel allow for selective and ongoing supervision of the business operation.

User Interfaces: Applications developed by RAD always allow for concurrent users and/or printers to use an application. The hardware that is used to interface with the application is limited only by the connective restrictions imposed by the selected computer platform.

Key Modules
-----------

The following modules permit the creation of a custom application specific only to the organization for which it was developed.

 .    The Analysis and Design Module supplies the business analyst with an electronic Input/Output ("I/O") matrix of information entered by the developer. It automatically performs element conflict and redundancy analysis during the design phase of any development effort. The I|NOVA DataCentric Analyzer can also produce this information automatically from an existing legacy system. Once the I/O matrix has been approved, RAD automatically generates a default system that includes all the databases, screens, reports and file transfers required by the application.

 .    The DataBase Module provides for the creation and maintenance of databases and their elements. The Database Module incorporates the ability to define database elements, special functions such as mathematical formulas (in LOTUS-like structure), operating system defaults (date, time, user-defined and application user information) and default values.

 .    The Editing Module provides system-wide formatting for both user screen and report output (i.e., dollar signs, commas and periods).

 .    The Selection Module defines universally available selection criteria for reports, file transfers and communication transfers.

 .    The Validation Module checks data entry and includes the ability to verify the validity of an entry.

 .    The Screen Module provides the necessary capability to create, edit and link user screen and windows. In addition, the Screen Module is where screen and user interaction is defined.

 .    The Report Module supplies the capability necessary to create both
     scrollable "real-time" and "batch" reports.   The Report Module allows the
     following report types: page print (read one record, print one page), summary print (read many records and print a summary) or detail prints (read one record, print one line).

 .    The File Transfer Module permits import or export of information from or to databases in most common formats based on the selection of the business analyst. Both "real-time" and "batch" modes are supported in the I|NOVA Transfer Module.

 .    The Communications Module permits information exchange utilizing "dial-up"
     or "direct" connection. The Communications Module allows exchange of information to take place via any "real-time" or "batch" mode functions.
     In addition, the Communications Module allows interactive communication with other remote, networked, or out of area computers.

 .    The Duplication Module allows a business analyst to copy all or part of any other application. The Duplication Module gives the business analyst the ability to copy and edit one business application, thus creating an entirely new application.

 .    The Documentation Module provides both user and/or technical written information regarding any business application. Documentation is available at any time during, or after, the application development.

 .    The Test Data Module is used by the business analyst to create or change test data for simulation of the business application.

 .    The Application Simulation Module provides the business analyst with the ability to use test or live data to simulate the business application and verify that it fulfils the application requirements.

I|NOVA Application Manager
--------------------------

The I|Nova Application Manager ("App/Man") allows for applications created with the I|Nova RAD System can be made to execute on a variety of computer platforms without modification.

Since all applications use the same App/Man, efficiencies in performance of all applications are realized regardless of what applications are being operated. Should the need arise for an organization to move the application to another computer platform, a different App/Man would be used without changing the application. The benefits realized include not only maximum utilization of the computer platform's processing power and capabilities, but also the removal of any dependancy on the manufacturer of the computer hardware or operating system.

Conventional software technologies require extensive maintenance and synchronization of hundreds and even thousands of programs to execute any business application correctly. App/Man is a single program that removes this burden by making available to every application executed all common functions required. Consequently, just as multiple different spreadsheets processed by a single program would produce different results, multiple business applications processed by AppMan produce different results.

New features or enhancements to App/Man are immediately available to any existing application without modification of the application or disruption of the business operation. The business analyst's efforts are directed toward optimizing application results rather than managing software. App/Man's unprecedented common sense approach to application development and management frees an organization from the subtle control imposed by individuals and vendors.

Recent Developments
-------------------

As described above, the Company's focus is now directed to the I|NOVA System - its newly acquired, proprietary software product that (i) provides a solution to the Y2k Problem and Year 2000 computer incompatibilities ("Y2k Solution") and
(ii) provides non-technical personnel with the ability to analyze, design, modify, document and implement high quality, custom software applications.

On November 12, 1997, the Company announced the appointment of Thomas J. Price and Pru Zerny to the Company's Board of Directors.

On September 12, 1997, the Company entered into a financing agreement with Robb, Peck, McCooey Clearing Corp. ("Robb, Peck"). The agreement allowed Robb, Peck and/or its clients to invest up to $15.4 million in Veronex. Veronex agreed to pay Robb, Peck certain fees and expenses. On November 7, 1997, as a result of the agreement, 502,000 shares of the Company's Common Stock were issued for net proceeds of $1,659,000.

Effective February 1, 1998, the Company signed its first Strategic Alliance Agreement to License the I|Nova System to VentureTech 2000, Inc. The terms of the agreement provide for a license fee of $2,500,000 to be paid out of the revenues generated by the use and/or sub-licensing of the I|Nova System by VentureTech 2000 to its clients. VentureTech 2000 is also required to share all gross revenues on a ratio of 65% to Veronex and 35% to VentureTech 2000 until Veronex receives the entire $2,500,000 license fee, thereafter, the revenues generated by the use and/or sub-licensing of the I|Nova System by VentureTech 2000 to its clients will be shared on a ratio of 65% of all gross revenues to VentureTech 2000 and the remaining 35% to Veronex. Veronex has elected to treat this transaction as a non-revenue event until such time as there are actual revenues generated by VentureTech 2000 by the use and/or sub-licensing of the I|Nova System and these revenues are received by Veronex.

On June 1, 1998 the Company announced the execution of a second Strategic Alliance Agreement for a five year period with AGISS Software Corp., to license the use of the Company's complete I|Nova System. The AGISS Agreement provided for an exclusive territory to AGISS for the Ontario and Quebec provinces of Canada for the period up to December 31, 1999. AGISS is to pay a one-time license fee and permit the Company to share in gross revenues generated from the use of the I|Nova System. AGISS is a provider of automated conversion tools and services in Canada to solve the Year 2000 computer problem across many different platforms.

On June 4, 1998, the Company announced the execution of a third Strategic Alliance Agreement with Kathpal Technologies, Inc. ("KATHPAL"). The terms of this agreement provide for KATHPAL to pay a one-time license fee and permit the Company to share in gross revenues generated from the use of the I|Nova System. KATHPAL is a provider of leading edge services to the U.S. Government and private industry. These services span the range of support needed to design and implement software systems capable of effectively meeting operational information requirements. KATHPAL has current Indefinite Delivery/Indefinite Quantity Contracts with the Health Care Finance Administration, General Services Administration and National Institutes of Health.

The execution of a fourth Strategic Alliance Agreement was announced on July 2, 1998 with Crest Electronics, Inc. ("Crest"). The terms of the Agreement call for Crest to pay a one-time license fee of $2,500,000 and to permit the Company to share in gross revenues generated from the use of the I|Nova System. Crest provides technology solutions in the United Kingdom, India and the European

Union, and is in the final approval phases of developing a major advanced electronics facility in the European Union. Management believes that this strategic relationship offers the Company the opportunity to put the I|Nova System into use in the international market sector.

Item 2.   Description of Property
          -----------------------

Placer Gold Mining Claims, California
-------------------------------------

Alexander Star Claims #4 through #7
-----------------------------------

Pursuant to an agreement dated July 12, 1995 between the Company and Martin J. Garo, Barbara A. Garo, Daniel R. Garo and Kevin W. Garo, all of Mesa, Arizona and Joe Jones, Damon Young and Lisa Anderson, all of Irvine, California, and Timothy O'Connor, of 29 Palms, California (collectively the "Alexander Star Vendors"), the Company acquired from the Alexander Star Vendors, subject to a 4% net smelter return (the "Royalty"), all right, title and interest in and to the Alexander Star #4, #5, #6 and #7 placer mining claims located in the Avawatz Mining District, County of San Bernardino, California (the "Alexander Star Property").

Consideration paid by the Registrant for the Alexander Star Property was 100,000 of its shares, issued to the Alexander Star Vendors, each as to 12,500 shares.

The Royalty is to be paid to the Alexander Star Vendors quarterly within sixty
(60) days of the end of each quarter commencing with the date of commencement of production. The Registrant has also been granted to the right to purchase back from the Alexander Star Vendors one-half of the Royalty, in exchange for the payment to the Alexander Star Vendors of $500,000.

THERE ARE NO KNOWN RESERVES OF COMMERCIAL ORE ON THE PROPERTIES AND THIS PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Alexander Star Claim #2
-----------------------

Pursuant to an agreement dated November 20, 1995 between the Company and David
A. Hite and Timothy Hite, both of Downey, California (collectively called the "Vendors"), the Registrant acquired from the Vendors, subject to a 5% net smelter return (the "Net Smelter Return") an option to acquire a 25% right, title and interest in and to the Alexander Star #2 placer claim, located in the Avawatz Mining District, County of San Bernardino, California (the "Alexander Star #2 Claim"). The remaining 75% interest in the Alexander Star #2 claim is owned by Martin J. Garo, Barbara A. Garo, Daniel R. Garo, Kevin W. Garo, Steve Simone, Jr. and Richard D. Hall (the "75% interest owners"). Please refer to
Item 13 - Certain Relationships and Related Transactions.

There was no consideration paid to the Vendor to acquire this option. The Net Smelter Return is to be paid to the Vendors quarterly within forty-five (45) days after the end of each fiscal quarter commencing with the date of commencement of production.

In order to earn a 100% interest in the 25% participating interest, the Registrant must expend $50,000.00 on exploration work on the Claim prior to December 31, 1999.

THERE ARE NO KNOWN RESERVES OF COMMERCIAL ORE ON THE PROPERTIES AND THIS PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

The Alexander Star Claims #91 through #98
-----------------------------------------

Pursuant to an agreement dated November 20, 1995 between the Registrant and David A. Hite, Donna L. Hite, Timothy W. Hite and Bradley Hite, all of Downey, California (collectively called the "Claim Vendors"), the Registrant acquired from the Claim Vendors, subject to a 5% net smelter return (the "NSR"), an option to acquire a 50% right, title and interest in and to the Alexander Star #91 through #98 placer claims, all located in the Avawatz Mining District, County of San Bernardino, California (the "Alexander Star #91 through #98 Claims"). The remaining 50% interest in the Alexander Star #91 through #98 Claims are owned by Martin J. Garo, Barbara A. Garo, Daniel R. Garo and Kevin Garo (the "50% interest owners"). Please refer to Item 13 - Certain Relationships and Related Transactions.

There was no consideration paid to the Claim Vendors to acquire this option.
The NSR is to be paid to the Claim Vendors quarterly within forty-five (45) days after the end of each fiscal quarter commencing with the date of commencement of production.

In order to earn a 100% interest in the 50% participating interest, the Registrant must expend $350,000.00 on exploration work on the Claims prior to December 31, 1999.

THERE ARE NO KNOWN RESERVES OF COMMERCIAL ORE ON THE PROPERTIES AND THIS PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

In addition to the properties involved in the Placer Gold Mining Claims in California, Veronex maintains leased office space in Vancouver, British Columbia, Irvine, California and Santa Ana, California.

Item 3.   Legal Proceedings
          -----------------

ENIM OIL PROJECT AND RELATED LITIGATION
---------------------------------------

Beginning in January 1990, the Company became involved in complex litigation relating to its interest in the Enim Oil Project in Indonesia. Essentially, as of March 1998, the litigation involving the Enim Oil Project and any exposure to liability to the Company was completed.

The litigation involved certain matters involving the development of the Enim Oil Project. The Company acquired the rights to a 72,000 acre oil field, the Enim Oil Project, located in South Sumatra, Indonesia in 1982. After several years of development, including achieving oil production in 1987, the Company was experiencing cash flow difficulties and sought a joint venture partner to assist it financially with the completion of the development of the Enim Oil Project.

Effective October 1, 1988, the Company, through Nordell International Resources Ltd. ("Nordell"), a wholly owned subsidiary, entered into a Farmout Agreement with Triton Indonesia Inc., a wholly owned subsidiary of Triton Energy Corporation (NYSE:OIL), requiring Triton to invest $24 million of cash in the Enim Oil Project in South Sumatra, Indonesia in order to acquire a 60% working interest and to become the Operator of the Enim Oil Project. Nordell was entitled to receive its pro rata share of the cash flow from oil sales of the Enim Oil Project, based on invested capital as defined. Nordell retained a 40% working interest in the Enim Oil Project and was required to bear its 40% participating interest share of the costs and expenses of the Enim Oil Project once Triton had invested $24 million of cash.

In November 1989, Triton claimed that its $24 million cash obligation was satisfied as of the end of October, 1989, and that Nordell would be responsible for bearing its 40% share of future cash expenditures for costs and expenses for the Enim Oil Project.

Nordell disputed the operator's assertion regarding the completion of its cash obligation and other matters, declared the operator in default and referred the issues to arbitration, to resolve these matters, disagreements concerning accounting procedures and other matters. Subsequently, Triton made certain counterclaims. The arbitration was conducted in Singapore and Los Angeles in October and November, 1990.

On December 13, 1990, an Arbitration Award, adverse to the Company, was issued. The Arbitration Award converted Nordell's interest in the Enim Oil Project to a 5% "net profits" interest effective October 1, 1990 and awarded costs and damages of $931,000 to Triton.

On December 26, 1990, Nordell filed a Motion to Vacate the Arbitration Award in the United States District Court for the Central District of California in Los Angeles (the "District Court"), seeking to vacate the Arbitration Award on several grounds. On January 7, 1991, Triton filed a separate Motion to Confirm the Arbitration Award in the District Court. The District Court, after reviewing a series of legal briefs and filings, issued a Final Judgment against both Nordell and Veronex and in favor of Triton on February 27, 1992.

On March 27, 1992, both Nordell and Veronex filed an appeal of the Final Judgment in the United States Court of Appeals for the Ninth Circuit (the "Ninth Circuit"). On July 23, 1993, the Ninth Circuit filed its "Memorandum" decision affirming the Arbitration Award against Nordell, reversing the confirmation of the Arbitration Award as to Veronex, and remanded to the District Court for further proceedings to determine if Veronex was either a party to the arbitration proceedings or had consented to be a party to the arbitration, and if not, then to determine whether Veronex was in fact the alter ego of Nordell. On February 7, 1994, the District Court ruled that Veronex was not a party to the arbitration and had not consented to be bound by the arbitrators' decision. The District Court also ordered the parties to brief the issue of Veronex as the alter-ego of Nordell for submission to the District Court. The District Court read and considered the original and supplemental briefs submitted, and issued its ruling on the alter-ego issue on May 31, 1994. The District Court found that under both federal and California law of alter ego, Veronex was not an alter ego of Nordell, and therefore the exercise of jurisdiction by the arbitration panel over Veronex was improper.

On August 23, 1995 Triton foreclosed on the Company's remaining 5% net profits interest in the Enim Oil Project and management believes, effectively exercised its sole remedy for collecting and satisfying the Arbitration Award. Subsequently, Triton was paid the remaining amount of the Arbitration Award in full.

MALPRACTICE ACTION
------------------

On June 24, 1992, the Company filed a malpractice lawsuit against its former attorneys, McDermott, Will & Emery, and Cadwalader, Wickersham & Taft, seeking $100 million in damages. These aforementioned law firms represented Nordell in the arbitration proceedings. These law firms filed a cross-complaint seeking payment of certain legal bills and expenses from Nordell in the amount of $360,000.

On November 14, 1996 Veronex entered into a settlement agreement with its former attorneys, McDermott, Will & Emery and Cadwalader, Wickersham & Taft (collectively, the "Law Firms") to resolve all claims and counter claims regarding the malpractice lawsuit arising out of the arbitration between Veronex's wholly owned subsidiary, Nordell International Resources, Ltd. ("Nordell") v. Triton Energy Corporation, Triton Indonesia Inc, and Triton Oil
(NZ) Ltd. (collectively "Triton").

The settlement agreement was entered into with none of the parties thereto admitting any obligations or liabilities and to avoid further litigation and to avoid the uncertainty of continued litigation. The settlement agreement compromises and settles all claims, contentions, counter claims and disputes either asserted or that could have been asserted arising out of or relating either directly or indirectly to the malpractice claims against the Law Firms. As a result of the settlement agreement Veronex recorded a one time non-recurring gain of $5,200,000.

The financial impact of the settlement agreement was to provide Veronex with sufficient funds to settle all outstanding liabilities and legal fees and leave Veronex with working capital of approximately U.S. $2.3 million.

ACTION AGAINST DAVID A. HITE
----------------------------

Triton filed a knowingly false and spurious lawsuit against David A. Hite personally in the State Court of Texas in an attempt to collect the Arbitration Award directly from Mr. Hite. Triton's lawsuit against Mr. Hite was transferred to the U.S. District Court in Dallas, Texas. This lawsuit resulted in a judgment being issued by the U.S. District Court in Texas against Mr. Hite. Triton filed this lawsuit against Mr. Hite as a retaliatory action because of the fact that Mr. Hite filed a complaint with the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice informing these government law enforcement agencies of Triton's pattern of illegal and corrupt activities in Indonesia. On February 27, 1997 the SEC filed two separate actions against Triton and its former management. These two separate SEC actions are more fully described below. The judgment issued by the U.S. District Court in Texas was appealed by Mr. Hite and on December 6, 1996, the Fifth Circuit Court of Appeals reversed the judgment of the lower court and rendered judgment in favor of Mr. Hite, dismissing the case.

Triton had also filed a knowingly false lawsuit against Veronex in Texas. On February 21, 1997 the U.S. District Court for the Northern District of Texas filed an Order of Stipulation of Voluntary Dismissal, dismissing without prejudice, Triton's spurious lawsuit against the Company. Triton knowingly filed this vexatious lawsuit in Texas against the Company having already lost a similar lawsuit in California based on exactly the same evidence and facts.

NEW EVIDENCE OF TRITON'S FRAUD
------------------------------

The malpractice litigation, explained more fully above, provided the Company with the opportunity to obtain certain documents from KPMG Peat Marwick ("KPMG") relating to KPMG's resignation as Triton's independent auditors. Specifically, the Company was able to obtain a copy of KPMG's management letter dated October 14, 1991 which disclosed that KPMG had performed an independent inspection of a physical inventory in Indonesia in May 1991. Prior to obtaining a copy of the KPMG October 14, 1991 management letter, the Company was not aware of the fact that KPMG had performed a physical inventory in Indonesia as of May 31, 1991. The KPMG management letter disclosed that KPMG had determined that there was an inventory shortage of some $5.3 million in Indonesia as of May 31, 1991. This $5.3 million of inventory shortage is a material amount in relation to the Arbitration Award, the arbitration calculations, Triton's revenues for fiscal 1991 and Triton's net income for fiscal 1991. Triton failed to disclose this material fact of the inventory shortage, in its Form 10-K filed with the Securities & Exchange Commission. Triton also failed to inform the arbitration panel of this material fact. The material fact is particularly relevant to the arbitration because the arbitration panel based its monetary calculations for the Award on the KPMG report of September 30, 1990 which is in the same fiscal period as the inventory shortage discovered by KPMG and the inventory shortage would have materially changed the September 30, 1990 KPMG report.

The accounting rules and regulations, both in the accounting profession and the Securities Act, pertaining to a difference between the inventory on the books and the actual physical inventory which can be verified by an independent inspection are well defined. The amount of $5.3 million is a "material item" to the Arbitration Award, a "material item" to Triton's gross revenues for the fiscal year in question, and a "material item" to Triton's net profits for the fiscal year in question. The Company's Management reviewed this new information with its legal advisors to determine what action against Triton and/or KPMG, if any, would be appropriate. On August 22, 1997 the Company and David A. Hite filed a Malicious Prosecution lawsuit against Triton, et al., in the Superior Court of California. Triton has filed a Motion to Dismiss. The Company's lawsuit alleges, among other issues that Triton (i) perpetrated a fraud upon the court in the arbitration by concealing a material fact, namely the inventory shortage; (ii) falsified the accounting records for the Enim Oil Project when computing Nordell's 5% net profits interest; (iii) committed fraud and violated the securities laws by failing to disclose the material fact of the inventory shortage; and (iv) fraudulently attempted to collect a falsely obtained and previously satisfied judgment from David A. Hite. The lawsuit is in the early stages and the outcome of the litigation cannot be determined nor predicted at this time.

U.S. SECURITIES & EXCHANGE COMMISSION ENFORCEMENT ACTION
--------------------------------------------------------

On February 27, 1997 the U.S. Securities and Exchange Commission instituted public administrative proceedings pursuant to Section 21C of the Securities Exchange Act of 1934 against David Gore, Robert Puetz, former officers of Triton Energy Corp., and William McClure and Robert P. Murphy, former officers of Triton Energy's subsidiary Triton Indonesia, Inc. The Commission's Order finds that during the years 1989 and 1990, Triton Indonesia senior officers authorized numerous improper payments to Indonesian government employees for the purpose of influencing their decisions affecting the business of Triton Indonesia.

The Commission's Order finds that these payments by Triton were made in violation of the Foreign Corrupt Practices Act. The Order further finds that Murphy, Triton Indonesia's Controller, knowingly participated in creating and recording false entries in Triton Indonesia's books and records. According to the Order, McClure, Triton Indonesia's Commercial Manager, failed to assure that the entries prepared by Murphy accurately reflected the underlying transactions.

The Commission's Order also finds that Gore, formerly Triton Energy's president and a director, and Puetz, formerly Triton Energy's Senior Vice President of Finance and Chief Financial Officer, each received information indicating that Triton Indonesia was engaged in conduct that was potentially unlawful, but took no action to initiate an investigation of the serious issues raised by Triton Energy's internal auditor.

Without admitting or denying the Commission's findings, the respondents consented to cease and desist from: causing any violation of Section 13(b)(2)(A) of the Exchange Act (Gore, Puetz, McClure and Murphy); causing any violation of
Section 30A of the Exchange Act (Gore and Puetz); and violating Exchange Act Rule 13b2-1.

In a separate and different action on February 27, 1997, the U.S. Securities and Exchange Commission also filed a complaint in the United States District Court for the District of Columbia against Triton Energy Corporation, Philip W. Keever and Richard L. McAdoo, both former senior officers of Triton Energy's subsidiary Triton Indonesia, Inc.

The Commission's complaint alleges that during the years of 1989 and 1990, McAdoo, and Keever authorized numerous improper payments to Roland Siouffi, Triton Indonesia's business agent acting as an intermediary between Triton Indonesia and Indonesian government agencies, knowingly or recklessly disregarding the high probability that Siouffi either had or would pass such payments along to Indonesian government employees for the purpose of
influencing their decisions affecting the business of Triton Indonesia.   The
complaint alleges that these payments were made in violation of the Foreign Corrupt Practices Act. According to the complaint, McAdoo and Keever, together with other Triton Indonesia employees, also concealed these payments by falsely documenting and recording the transactions as routine business expenditures. The Commission seeks permanent injunctions and civil monetary penalties from each of the three defendants.

Simultaneous with the filing of the complaint, defendant Triton Energy Corporation consented, without admitting or denying the allegations, to the entry of a Final Judgment that permanently enjoins it from violating the books and records and internal controls provisions of the Securities Exchange Act of 1934 (Exchange Act), and orders Triton Energy to pay a $300,000 penalty. Defendant Keever also consented, without admitting or denying the allegations, to the entry of a Final Judgement that permanently enjoins him from violating the Foreign Corrupt Practices Act and books and records provisions of the Exchange Act, and orders Keever to pay a $50,000 penalty.

FORMER EMPLOYEES
----------------

On April 13, 1998, the Company filed a Complaint for Damages, Injunctive Relief and Possession of Personal Property in the Superior Court for Orange County, California, styled Veronex Technologies, Inc., v. John F. Denman, Michael R.
                   ---------------------------------------------------------
Benson, Li C. Zha, aka Charlie Zha; and Does 1 through 50, inclusive, Case No.
--------------------------------------------------------------------
792982. The named defendants in the action are three former employees of the Company. The Company has alleged that the named defendants wrongfully took the Company's intellectual property for their own use. The Company is vigorously pursuing the return of its property. As of the date of this Report, a Temporary Restraining Order preventing the Defendants from using or destroying any of the Company's trade secrets in their possession has been issued by the Court pending a hearing on an Order to Show Cause why a Preliminary Injunction should not be issued against the Defendants. In related actions, on July 7, 1998, Messrs. Denman and Zha filed a Demand for Arbitration with the Orange County, California, office of JAMS/Endispute, Inc., in respect of certain employment-related issues and the third named defendant filed a cross-complaint alleging unfair competition in respect of the Company's intellectual property. The Company vigorously denies the allegations contained in the Demand for Arbitration and in the cross-complaint. The parties are presently engaged in the discovery process, and no trial date has been set in this matter.

On or about February 20, 1998, Betty B. Lee, a former employee of the Company, commenced an action against the Company by filing a Demand for Arbitration with the Irvine, California, office of the American Arbitration Association, Case NO. 80 160 00047 98X. Ms. Lee alleges that she was wrongfully terminated by the Company and is seeking monetary damages. The Company vigorously denies Ms. Lee's allegations, has filed a counterclaim, and asserts that her termination was the result of numerous breaches by her of her employment agreement, breaches of her fiduciary duty to the Company, and other improper and actionable conduct in which she engaged. The relief sought by the Company is injunctive relief and unspecified monetary damages. The parties are presently engaged in the discovery process, and an arbitration date is set October 13, 1998.

On or about February 25, 1998, Edward Farber, a former employee of the Company, commenced an action against the Company by filing a Demand for Arbitration with the Irvine, California, office of the American Arbitration Association, Case No. 80 160 00050 98X. Mr. Farber alleged that the Company breached an employment agreement and sought monetary damages. The Company vigorously denied Mr. Farber's allegations. On July 30, 1998, the parties entered into a settlement agreement and mutual general release, pursuant to which Mr. Farber dismissed, with prejudice, the arbitration proceedings and all claims contained therein.
In conjunction therewith, the Company confirmed the cancellation of 86,342 stock options previously granted to him and the exercisability of 13,658 remaining options.

At the present time, Veronex is not a party to any other legal proceedings, nor is it aware of any proceedings contemplated by any governmental authorities against it.

Item 4.   Control of Registrant
          ---------------------

a) The Registrant is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

b) To the knowledge of the Directors and Senior Officers of the company, only the following individual holds shares carrying more that 10% of the voting rights attached to all outstanding shares of the company as at July 8, 1998:

Name of Owner        Number of Shares      Percentage of Issued and Outstanding
-------------        ----------------      ------------------------------------
Cede & Co.               3,473,360                         49%

c) As at July 8, 1998, the Officers and Directors of the registrant held the following common shares:

     Identity of                    Amount                      Percentage
     Person or Group                Owned                       of Class
     ---------------                ------                      ----------
     Directors & Officers           759,386                     10.9%

Item 5.   Nature of Trading Market
          ------------------------

The Registrant has only one class of capital stock, Common Shares without par
value.   Veronex's Common Stock is  registered under the United States
Securities Exchange Act of 1934 and its stock trades on the OTC Bulletin Board in the United States as of February 4, 1993. Prior to that date, the stock traded on the American Stock Exchange. The stock also traded on the Vancouver Stock Exchange until it applied for and was granted a voluntary delisting on July 4, 1997.

The price range for the low and high bids of shares of Veronex's Common Stock, on a quarterly basis, on the OTC Bulletin Board for 1997 and 1996 expressed in U.S. Dollars are set out in the following table.

                            Fiscal 1998                   Fiscal 1997
                        Low            High            Low           High
                       -----          ------          ------        -------

1st Quarter            $.875           $3.125         $0.375         $0.39
2nd Quarter            $1.75           $5.4375        $0.356         $0.50
3rd Quarter            $3.625          $5.875         $0.125         $0.35
4th Quarter            $2.625          $5.125         $0.50          $1.625

Note: The NASD quotations represent inter-dealer prices, without mark-ups or commissions, and may not necessarily be indicative of actual sales prices.

The following table sets forth the high and low share sales prices of shares of Veronex's Common Stock as reported on the Vancouver Stock Exchange in Canadian Dollars. As explained above, Veronex applied for and was granted a voluntary delisting from the Vancouver Stock Exchange on July 4, 1997 and consequently there are no share sales prices after the second quarter.

                       Fiscal 1998             Fiscal 1997
                     Low        High         Low          High
                    ------     ------       ------       ------
1st Quarter         $1.25      $4.50        $0.46        $0.75
2nd Quarter         $2.25      $3.25        $0.35        $0.70
3rd Quarter         N/A         N/A         $0.25        $0.57
4th Quarter         N/A         N/A         $0.26        $1.55

There have been no cash dividends paid on the common shares during the last two years.

The Registrant has been informed by Montreal Trust, the Registrar and Transfer Agent, that as at July 8, 1998 Veronex had 2,900 shareholders of record.

Item 6.   Exchange Controls and Other Limitations Affecting Security Holders
          ------------------------------------------------------------------

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of Veronex Technologies, Inc.'s shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 7. Taxation".
                                                            ---------

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of Veronex Technologies, Inc. on the right of foreigners to hold and/or vote the shares of Veronex Technologies, Inc.

The Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act.

A Canadian business is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business and assets in Canada used in carrying on the business.

The following investments by a non-Canadian are subject to review by Investment
Canada:

(i) all direct acquisitions of control of Canadian businesses with assets of $5 million or more;

(ii) all indirect acquisitions of control of Canadian businesses with assets of $50 million or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

(iii) all indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

For the purposes of the Act, "direct acquisition of control" is defined as:

        "a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; and"

"Indirect acquisition of control" is defined as:

        "a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company on a Canadian business in Canada."

In addition, an investment by a non-Canadian which would not otherwise be reviewable under the Act, is reviewable, if either a Canadian business is directly or indirectly acquired or a new Canadian business is established, or such Canadian business engages in a specific activity that, in the opinion of the federal cabinet is related to Canada's cultural heritage or national identity and on the recommendation of the Minister responsible for Investment Canada, the cabinet issues an order for review.

A non-Canadian shall not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the Canadian business that is the subject of the investment.

A non-Canadian making the following investments:

(i)  an investment to establish a new Canadian business;  and
(ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act,

must notify Investment Canada, within prescribed time limits, of such investments.


Item 7.   Taxation
          --------

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further 5% reduction in the withholding tax rate on the gross amount of dividends is applicable when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.


Disposition of Shares by Non-Residents of Canada
------------------------------------------------

A non-resident of Canada who holds shares of Veronex Technologies, Inc. as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of Veronex Technologies, Inc. would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of Veronex Technologies, Inc. belonged to the non-resident, to a person with whom the non-resident did not deal at arm's length, or to the non-resident and any persons with whom the non-resident did not deal at arm's length.

Item 8.   Selected Financial Data (in $000's U.S. Dollars)
          ------------------------------------------------

                       Feb. 28, 1998    Feb. 28, 1997   Feb. 29, 1996    Feb. 28, 1995    Feb. 28, 1994
-------------------------------------------------------------------------------------------------------
Revenue                      $   294           $  132         $     1          $     2          $     3
-------------------------------------------------------------------------------------------------------
Earnings (Loss)                                $5,140         $  (779)         $(4,973)         $  (763)
 for Period                  $(1,151)
-------------------------------------------------------------------------------------------------------
Total Assets                 $ 4,685           $3,494         $   102          $    91          $ 4,255
-------------------------------------------------------------------------------------------------------
Working
 Capital/
(Deficiency)                 $ 2,333           $2,394         $(3,371)         $(2,629)         $(2,184)
-------------------------------------------------------------------------------------------------------
Shareholders'
 Equity (Deficit)            $ 4,378           $2,649         $(3,290)         $(2,599)         $ 1,990
-------------------------------------------------------------------------------------------------------

This selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere herein.


Item 9.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

General
-------

Veronex acquired, on January 14, 1997, the worldwide rights to an automated information management system and application manager technology (the "I|NOVA
System" which was formerly known as the "AIM System").   The corporate name
change to Veronex Technologies, Inc. reflects the Company's transition to the computer software industry. The Company's Common Stock is registered under the United States Securities Exchange Act of 1934, and its stock trades principally on the OTC Bulletin Board in the United States of America under the symbol "VXTK". The Company's Common Stock was formerly registered with and traded on the Vancouver Stock Exchange in Canada under its previous name, International Veronex Resources Ltd., under the symbol "IVX." The Company applied for a voluntary delisting from the Vancouver Stock Exchange, and the Company's common shares were voluntarily delisted from trading on the Vancouver Stock Exchange on July 4, 1997.

Founded in 1974 in the Province of British Columbia, Canada, Veronex is a Canadian company with operations in Canada and the United States of America. In 1978, Veronex began a long-term strategy to acquire and develop diversified natural resource properties. The acquisition of these natural resource opportunities was usually for a combination of cash and the issuance of new shares of common stock. Generally, the issuance of a portion of these new shares of common stock was contingent upon the discovery and successful production of the desired natural resource. The Company's normal business approach was to combine its own exploration and operational expertise with the financial strength of a major partner.

In 1988 the Company entered into a Farmout Agreement with Triton Indonesia, Inc., a wholly owned subsidiary of Triton Energy Corporation (collectively "Triton"). Unbeknown to the Company, Triton was being operated in a pattern of corrupt, illegal and fraudulent activities which resulted in the Company being cheated out of its interest in the Enim Oil Project. Since 1990, the Company was engaged in complex litigation with Triton and with the Company's former attorneys. The litigation has essentially concluded, as is more fully explained below under Enim Oil Project and Related Litigation.

On January 14, 1997 the Company entered into a Property Purchase Agreement (the "Agreement") with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an information management application system, including a source program analyzer (collectively referred to as the "I|NOVA System"). The terms of the Agreement provide for Veronex to pay a fee of $20,000 and to issue up to 12,000,000 shares of Common Stock to acquire the I|NOVA System. Veronex issued 100,000 shares of its Common Stock and will issue the balance of the shares of common stock based on a contingent earn-out formula, contingent upon future revenues generated from licensing sales and maintenance contracts of the I|NOVA System. A finder's fee will be payable pursuant to the rules, policies and guidelines of the regulatory authorities.

Effective the same date, the Agreement was amended to reduce by 5,500,000 the number of shares of Common Stock to be issued based on a contingent earn-out formula. Of such reduction, 3,500,000 shares were reserved for contingent issuance to ProMax Conceptual Strategies, a California corporation of which Mr. Price was the majority shareholder; the balance of the 2,000,000 contingent earn-out shares were allocated to the Company's 1997 Contingent Stock Option Plan, which shares are also to be issued on a contingent basis. Effective as of January 14, 1997, the board of directors of ProMax approved an agreement to merge ProMax with and into PCS Acquisition Corp., a California corporation and wholly-owned subsidiary of the Company. Approval by the ProMax shareholders was obtained in August of 1997, and the merger documents were filed with the California Secretary of State's office in September of 1997.

Effective August 1, 1997, the Company acquired additional, complementary technologies through two additional transactions:

     (i) a Property Purchase Agreement with Terry G. Goodbody, a software developer; and

     (ii) a Stock Purchase Agreement with Thomas A. Speed, pursuant to which Mainstream Technologies, Inc., a California corporation owned by Mr. Speed, became a wholly-owned subsidiary of the Company.

As a result of these two transactions, the Company acquired additional software technology and expertise to assist in its efforts in furthering the development and marketing of the I|NOVA System and related software products, as is more fully explained below.

I|NOVA SYSTEM TECHNOLOGY
------------------------

At the beginning of 1997, the Company redirected its business focus, becoming a computer software development and publishing company with a fully integrated business application engineering and re-engineering system, the I|NOVA System.

Veronex's goal is to be the leading software provider for business application systems for the New Millennium. Management believes that the I|NOVA System's unique features provide users of mainframe, mini and micro-computers with greater application programming flexibility and responsiveness than any other computer business application software currently available.

Computer systems worldwide are presently faced with a software crisis commonly referred to as the Year 2000 Problem or Y2k problem. The Y2k problem was created by computer software programmers attempting to save space in computer memory in the very early days of the information age. The date was expressed as six (6) digits for MM,DD,YY or 00-00-00 in stead of eight (8) digits for MM,DD,YYYY or 00-00-0000. Consequently, computers were programmed to always assume the century was 1900. The effect of this programming decision will be a complete disruption in all date sensitive computations in computer systems worldwide at century's end. When January 1, 2000 arrives and the YY rolls over to 00, computers will believe that the century date is 1900 instead of 2000. Medicare and Social Security retirement benefits are just two of the areas of date sensitive computations that will be affected by the Y2k problem.

The Y2k problem provides Veronex with a unique marketing opportunity for its I|Nova System because all business software systems worldwide will need to be repaired, re-engineered or replaced. Unlike other Y2k solutions, Veronex's I|NOVA System goes one step further - fully upgrading the business application system, providing an actual return on an investment made by a business to solve its Y2k problem.

The Automated Information Management System (the "I|NOVA System") includes:

     (i) the I|Nova Approach Methodology, which details all steps necessary to create new systems using a data driven, reengineering approach. Following this planned approach, Database Architectures, Data Warehouses, Application Systems Architectures and Network Architecture may be rapidly created and put into production in less than 60 days.

     (ii) the I|Nova DataCentric Analyzer, which was designed to solve COBOL-based legacy code problems, including Y2k. It automatically performs inventory, assessment, analysis, repair, revitalization (by source code reduction), conversion and testing of legacy source code at extremely high speed.

     (iii) the I|NOVA Rapid Application Development System, a "NoCode" application software development system (the "Rapid Application Development System") with a capability that takes the first step in software development beyond legacy source code problems, including Y2k. The Rapid Application Development System offers users the opportunity to create and migrate the enterprise to a new generation of codeless software technology.

     (iv) an I|Nova Application Manager (the "AppManager"), which has the capability to turn functional business applications into operational applications, on any platform from mainframe to PC.

The I|Nova System was assembled using a corporate acquisition strategy to achieve the mission of Veronex to become the software provider of choice for the new millennium. The first acquisition was in January 1997 of the DataCentric Analyzer (DCA) from Thomas J. Price, a software developer; and of the Rapid Application Development System (RADS) and the Application Manager (AppManager) from ProMax Conceptual Strategies.

The Company then acquired the ArchiData methodology technology which is an ITAA Y2k certified compliant method for repairing the Y2k problem and designing Database Architectures, Data Warehouses, Application Systems Architectures and Network Architecture. This methodology technology was over 15 years in development and has been used as the basis for systems development and installation at many corporations.

At the same time, the Company acquired Mainstream Technologies, Inc. a proven software engineering and reengineering firm with a complete software service, support, training and installation infrastructure. This complete software service, support, training and installation infrastructure technology has been in service for over 10 years and has proven successful.

Concurrent with these two acquisitions, the Company reengineered its system analyzer and upgraded its capabilities to include Y2k analysis and repair. The unique features of the DataCentric Analyzer allow it to automatically perform inventory, assessment, analysis, repair, revitalization (by source code reduction), conversion and testing of legacy source code at extremely high speeds. The Company has applied for patents on the many unique features of the DataCentric Analyzer.

Effective February 1, 1998, the Company signed its first Strategic Alliance Agreement to License the I|Nova System to VentureTech 2000, Inc. The terms of the agreement provide for a license fee of $2,500,000 to be paid out of the revenues generated by the use and/or sub-licensing of the I|Nova System by VentureTech 2000 to its clients. VentureTech 2000 is also required to share all gross revenues on a ratio of 65% to Veronex and 35% to VentureTech 2000 until Veronex receives the entire $2,500,000 license fee, thereafter, the revenues generated by the use and/or sub-licensing of the I|Nova System by VentureTech 2000 to its clients will be shared on a ratio of 65% of all gross revenues to VentureTech 2000 and the remaining 35% to Veronex. Veronex has elected to treat this transaction as a non-revenue event until such time as there are actual revenues generated by VentureTech 2000 by the use and/or sub-licensing of the I|Nova System and these revenues are received by Veronex.

As of February 28, 1998, the Company has commenced commercial sales and/or applications of the I|NOVA System. The Company has elected to defer the revenue from this first Strategic Alliance until such time as VentureTech 2000 begins to make payments on the license fee. Accordingly, the Company will not commence to amortize the deferred development costs until that time.

The Company believes the I|NOVA System, with its DataCentric Analyzer solution, has the unique ability to:

     (i) inventory and assess the complete business directly from the mainframe computer;
     (ii) standardize data definitions and source code within COBOL based legacy source code systems;
     (iii) revitalize, by code reduction, COBOL based legacy source code systems;
     (iv) locate and repair Year 2000 problems in COBOL based legacy source code systems;
     (v)    test and verify the changes to the complete system; and/or
     (vi) re-engineer business applications without the need for programming or programmers.

The benefits of the I|NOVA System include (i) identification of the Y2k occurrences and correction thereof; (ii) analysis of the cost and time required for critical Y2k Problem correction and/or conversion; (iii) standardization and documentation of outdated legacy source code; (iv) revitalization (reduction) of existing source code with corresponding reduction of source code maintenance costs; (v) conversion and upgrade of legacy business application systems to the Application Development System; and (vi) reduction of time required to write new business application programs and systems.

The I|NOVA System AppManager is complementary to any computer operating system, and will operate on any platform including mainframe, mini and micro-computers. The DataCentric Analyzer is structured to permit analysis of most business program languages currently in use. Initially, the DataCentric Analyzer applies to the COBOL computer programming language, which is estimated to represent approximately eighty-five percent (85%) of the market.

The DataCentric Analyzer reads the source code of all programs used in a business application system, applying highly sophisticated algorithms to determine and capture all information related to a system's procedural flow, input/output functions, data definitions, screen displays and conditional logic. The DataCentric Analyzer then produces an "Application Map" that completely describes the procedural flows and databases used by the business application system. This feature allows the DataCentric Analyzer to interrogate all databases for storage areas containing date information (hence "DataCentric"). The DataCentric Analyzer then produces a Management Project Analysis Report.

The Management Project Analysis Report details the cost necessary to accomplish
(i) the repair of the source code in the same language; (ii) to repair and standardize the data definitions of the source code; (iii) to repair, standardize the data definitions and revitalize the source code; (iv) to rewrite the system in a similar language; (v) to rewrite the system in a fourth generation language (ie., Oracle); (vi) to convert the system to the I|NOVA Rapid Application Development System; or (vii) to write a new system using the I|NOVA Rapid Application Development System.

The Management Project Analysis Report allows business application system users the opportunity to create "what if" scenarios using criteria which applies to their specific application. The Management Project Analysis Report provides management with the information necessary to thoroughly evaluate the costs of repairing or replacing existing systems relative to the specific needs of their company.

The DataCentric Analyzer is capable of analyzing and identifying all occurrences where a selected element, such as "date", is used by the system being analyzed. The DataCentric Analyzer can identify all program instructions, including the line number locations, that use the selected element, such as "date". The DataCentric Analyzer's capabilities make it possible to pinpoint all of the source code instructions where specific element definitions, including synonyms or abbreviations, occur.

The DataCentric Analyzer can standardize a company's existing business application system's source code. Standardization of existing source code allows a business to reduce maintenance costs for existing systems and thereby achieve substantial cost savings each and every year subsequent to the standardization. Standardization simply means that a common term is used for specific source code definitions such as "date".

In addition, the DataCentric Analyzer can revitalize a company's existing business application system's source code by removing redundancies and reducing the amount of source code. Revitalization of existing source code also allows a business to reduce maintenance costs for existing systems. This revitalization of source code is a unique feature of the I|NOVA System that, management believes, will be useful to all business systems even if a business's Y2k problem were repaired by another vendor. The reduced maintenance costs from a substantial reduction in source code provides substantial cost savings for years to come.

In combination, the DataCentric Analyzer's standardization and revitalization features offer a complete re-engineering solution to a company's existing business application system. This re-engineering feature is often the only answer to solving certain problems in existing source code that cannot otherwise be saved due to obsolescence or other factors.

The I|NOVA Rapid Application Development System allows customers to design, create, document and implement "NoCode" application software solutions. The Rapid Application Development System offers users the opportunity to convert outdated legacy systems to current state-of-the-art technology. The I|NOVA Rapid Application Development System is a software product which has benefits and applications which are useful after the Y2k crisis passes.

Management believes that the company will derive revenues from license fees and maintenance contracts from the following:

1. I|NOVA Rapid Application Development System and AppManager- A fully integrated software analysis and development platform for designing and developing computer systems which can then be operated on any computer platform. Management expects that licensing fees will be based on the computer system (mainframe computer, mini-computer or micro-computer) and the number of terminals attached thereto. Management expects that the licensing fee will include a five year contract for an annual maintenance fee of 15%.

2. DataCentric Analyzer - A tool for analyzing existing computer systems for the purpose of identifying Y2k problem exposure and quantifying the cost to repair or replace the existing system. Management expects that the licensing fees will be based on a rate per line of code analyzed with a minimum fee per application. The functions which can be performed with the DataCentric Analyzer include:

     A. Standardization of existing code - A special service performed by the I|NOVA System's DataCentric Analyzer. Management expects that licensing fees will be based on a fee per line of code with a minimum fee per application.

     B. Revitalization of existing code - A special source code reduction service performed by the I|NOVA System's DataCentric Analyzer. Management expects that fees will be based on a fee per line of code eliminated with a minimum fee per application.

In summary, management believes that the I|NOVA System has several distinct advantages to users. The I|NOVA System provides (i) added value and a return on the investment required to repair the Y2k problem; (ii) updated business applications software technology; (iii) a return of control of the information system department to senior management; and, (iv) perhaps most importantly, substantial cost savings and more flexibility for the information system department by reducing program source code size and maintenance costs by up to 60%, by reducing the information system department size by up to 50%, and by reducing systems application development time by up to 50%. The cost savings expected to be provided by Veronex's technology should continue to provide a return on the investment necessary to fix the Y2k problem for years to come.

LIQUIDITY AND CAPITAL REQUIREMENTS
----------------------------------

Veronex's financial performance is dependent on many external factors which are not controllable by management nor predictable as to future fluctuations. Additionally, in the current period of worldwide economic uncertainty, the availability and cost of funds have become increasingly hard to project. Changes and new events in the social, monetary and economic marketplace could materially affect the financial performance of Veronex in the future.

As of February 28, 1998 the Company had working capital of $2,333,000. Further, the Company anticipates that it will have adequate cash for all of its planned operations for the next twelve months.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
---------------------------------------------------------

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Certain statements in this report, including statements of the Company and management's expectations, intentions, plans, and beliefs, including those contained in or implied by "Managements Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to Consolidate Financial Statements, contain forward-looking statements relating to the expected capabilities of the Company, as defined in Section 21D of the Securities Exchange Act of 1934, that are dependent on certain events, risks, and uncertainties that are outside the Company's and/or management's control. Such forward-looking statements include expressions of belief, expectation, contemplation, estimation and other expressions not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior than the present and proposed products and services of the Company; (ii) the products and services may not be marketed effectively by the Company; (iii) potential customers may find other products and services more suitable for the applications marketed by the Company; (iv) the future outcome of regulatory and litigation matters are not determinable; (v) the assumptions described in this report underlying such forward-looking statements as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein made assume certain economic and industry conditions and parameters subject to change. Any opinions and/or projections expressed herein are solely those of Veronex Technologies, Inc. and are subject to change without notice. Any projections or estimates herein made assume certain economic and industry conditions and parameters subject to change. Actual results and developments could differ materially from those expressed in or implied by such statements due to a number of factors including those described in the context of such forward-looking statements.

ENIM OIL PROJECT AND RELATED LITIGATION
---------------------------------------

Beginning in January 1990, the Company became involved in complex litigation relating to its interest in the Enim Oil Project in Indonesia. Essentially, as of March 1998, the litigation involving the Enim Oil Project and any exposure to liability to the Company was completed.

The litigation involved certain matters involving the development of the Enim Oil Project. The Company acquired the rights to a 72,000 acre oil field, the Enim Oil Project, located in South Sumatra, Indonesia in 1982. After several years of development, including achieving oil production in 1987, the Company was experiencing cash flow difficulties and sought a joint venture partner to assist it financially with the completion of the development of the Enim Oil Project.

Effective October 1, 1988, the Company, through Nordell International Resources Ltd. ("Nordell"), a wholly owned subsidiary, entered into a Farmout Agreement with Triton Indonesia Inc., a wholly owned subsidiary of Triton Energy Corporation (NYSE:OIL), requiring Triton to invest $24 million of cash in the Enim Oil Project in South Sumatra, Indonesia in order to acquire a 60% working interest and to become the Operator of the Enim Oil Project. Nordell was entitled to receive its pro rata share of the cash flow from oil sales of the Enim Oil Project based on invested capital as defined. Nordell retained a 40% working interest in the Enim Oil Project and was required to bear its 40% participating interest share of the costs and expenses of the Enim Oil Project once Triton had invested $24 million of cash.

In November 1989, Triton claimed that its $24 million cash obligation was satisfied as of the end of October, 1989, and that Nordell would be responsible for bearing its 40% share of future cash expenditures for costs and expenses for the Enim Oil Project.

Nordell disputed the operator's assertion regarding the completion of its cash obligation and other matters, declared the operator in default and referred the issues to arbitration to resolve these matters, disagreements concerning accounting procedures and other matters. Subsequently, Triton made certain counterclaims. The arbitration was conducted in Singapore and Los Angeles in October and November, 1990.

On December 13, 1990, an Arbitration Award, adverse to the Company, was issued. The Arbitration Award converted Nordell's interest in the Enim Oil Project to a 5% "net profits" interest effective October 1, 1990 and awarded costs and damages of $931,000 to Triton.

On December 26, 1990, Nordell filed a Motion to Vacate the Arbitration Award in the United States District Court for the Central District of California in Los Angeles (the "District Court"), seeking to vacate the Arbitration Award on several grounds. On January 7, 1991, Triton filed a separate Motion to Confirm
the Arbitration Award in the District Court.   The District Court, after
reviewing a series of legal briefs and filings, issued a Final Judgment against both Nordell and Veronex and in favor of Triton on February 27, 1992.

On March 27, 1992, both Nordell and Veronex filed an appeal of the Final Judgment in the United States Court of Appeals for the Ninth Circuit (the "Ninth Circuit"). On July 23, 1993, the Ninth Circuit filed its "Memorandum" decision affirming the Arbitration Award against Nordell, reversing the confirmation of the Arbitration Award as to Veronex, and remanded to the District Court for further proceedings to determine if Veronex was either a party to the arbitration proceedings or had consented to be a party to the arbitration, and if not, then to determine whether Veronex was in fact the alter ego of Nordell. On February 7, 1994, the District Court ruled that Veronex was not a party to the arbitration and had not consented to be bound by the arbitrators' decision. The District Court also ordered the parties to brief the issue of Veronex as the alter-ego of Nordell for submission to the District Court. The District Court read and considered the original and supplemental briefs submitted, and issued its ruling on the alter-ego issue on May 31, 1994. The District Court found that under both federal and California law of alter ego, Veronex was not an alter ego of Nordell, and therefore the exercise of jurisdiction by the arbitration panel over Veronex was improper.

On August 23, 1995 Triton foreclosed on the Company's remaining 5% net profits interest in the Enim Oil Project and management believes, effectively exercised its sole remedy for collecting and satisfying the Arbitration Award. Subsequently, Triton was paid the remaining amount of the Arbitration Award in full.

MALPRACTICE ACTION
------------------

On June 24, 1992, the Company filed a malpractice lawsuit against its former attorneys, McDermott, Will & Emery, and Cadwalader, Wickersham & Taft, seeking $100 million in damages. These aforementioned law firms represented Nordell in the arbitration proceedings. These law firms filed a cross-complaint seeking payment of certain legal bills and expenses from Nordell in the amount of $360,000.

On November 14, 1996 Veronex entered into a settlement agreement with its former attorneys, McDermott, Will & Emery and Cadwalader, Wickersham & Taft (collectively, the "Law Firms") to resolve all claims and counter claims regarding the malpractice lawsuit arising out of the arbitration between Veronex's wholly owned subsidiary, Nordell International Resources, Ltd. ("Nordell") v. Triton Energy Corporation, Triton Indonesia Inc, and Triton Oil
(NZ) Ltd. (collectively "Triton").

The settlement agreement was entered into with none of the parties thereto admitting any obligations or liabilities and to avoid further litigation and to avoid the uncertainty of continued litigation. The settlement agreement compromises and settles all claims, contentions, counter claims and disputes either asserted or that could have been asserted arising out of or relating either directly or indirectly to the malpractice claims against the Law Firms. As a result of the settlement agreement, Veronex recorded a one time non-recurring gain of $5,200,000.

The financial impact of the settlement agreement was to provide Veronex with sufficient funds to settle all outstanding liabilities and legal fees and leave Veronex with working capital of approximately U. S. $2.3 million.

ACTION AGAINST DAVID A. HITE
----------------------------

Triton filed a knowingly false and spurious lawsuit against David A. Hite personally in the State Court of Texas in an attempt to collect the Arbitration Award directly from Mr. Hite. Triton's lawsuit against Mr. Hite was transferred to the U. S. District Court in Dallas, Texas. This lawsuit resulted in a judgment being issued by the U. S. District Court in Texas against Mr. Hite. Triton filed this lawsuit against Mr. Hite as a retaliatory action because of the fact that Mr. Hite filed a complaint with the U. S. Securities and Exchange Commission ("SEC") and the U. S. Department of Justice informing these government law enforcement agencies of Triton's pattern of illegal and corrupt activities in Indonesia. On February 27, 1997 the SEC filed two separate actions against

Triton and its former management. These two separate SEC actions are more fully described below. The judgment issued by the U. S. District Court in Texas was appealed by Mr. Hite and on December 6, 1996, the Fifth Circuit Court of Appeals reversed the judgment of the lower court and rendered judgment in favor of Mr. Hite, dismissing the case.

Triton had also filed a knowingly false lawsuit against Veronex in Texas. On February 21, 1997 the U. S. District Court for the Northern District of Texas filed an Order of Stipulation of Voluntary Dismissal, dismissing without prejudice, Triton's spurious lawsuit against the Company. Triton knowingly filed this vexatious lawsuit in Texas against the Company having already lost a similar lawsuit in California based on exactly the same evidence and facts.

NEW EVIDENCE OF TRITON'S FRAUD
------------------------------

The malpractice litigation, explained more fully below, provided the Company with the opportunity to obtain certain documents from KPMG Peat Marwick ("KPMG") relating to KPMG's resignation as Triton's independent auditors. Specifically, the Company was able to obtain a copy of KPMG's management letter dated October 14, 1991 which disclosed that KPMG had performed an independent inspection of a physical inventory in Indonesia in May 1991. Prior to obtaining a copy of the KPMG October 14, 1991 management letter, the Company was not aware of the fact that KPMG had performed a physical inventory in Indonesia as of May 31, 1991. The KPMG management letter disclosed that KPMG had determined that there was an inventory shortage of some $5.3 million in Indonesia as of May 31, 1991. This $5.3 million of inventory shortage is a material amount in relation to the Arbitration Award, the arbitration calculations, Triton's revenues for fiscal 1991 and Triton's net income for fiscal 1991. Triton failed to disclose this material fact of the inventory shortage, in its Form 10-K filed with the Securities & Exchange Commission. Triton also failed to inform the arbitration panel of this material fact. The material fact is particularly relevant to the arbitration because the arbitration panel based its monetary calculations for the Award on the KPMG report of September 30, 1990 which is in the same fiscal period as the inventory shortage discovered by KPMG and the inventory shortage would have materially changed the September 30, 1990 KPMG report.

The accounting rules and regulations, both in the accounting profession and the Securities Act, pertaining to a difference between the inventory on the books and the actual physical inventory which can be verified by an independent inspection are well defined. The amount of $5.3 million is a "material item" to the Arbitration Award, a "material item" to Triton's gross revenues for the fiscal year in question, and a "material item" to Triton's net profits for the fiscal year in question. The Company's Management reviewed this new information with its legal advisors to determine what action against Triton and/or KPMG, if any, would be appropriate. On August 22, 1997 the Company and David A. Hite filed a Malicious Prosecution lawsuit against Triton, et. al., in the Superior Court of California. Triton has filed a Motion to Dismiss. The Company's lawsuit alleges, among other issues that Triton (1) perpetrated a fraud upon the court in the arbitration by concealing a material fact, namely the inventory shortage; (ii) falsified the accounting records for the Enim Oil Project when computing Nordell's 5% net profits interest; (iii) committed fraud and violated the securities laws by failing to disclose the material fact of the inventory shortage; and (iv) fraudulently attempted to collect a falsely obtained and previously satisfied judgment from David A. Hite. The lawsuit is in the early stages and the outcome of the litigation can not be determined or predicted at this time.

U. S. SECURITIES & EXCHANGE COMMISSION ENFORCEMENT ACTION
---------------------------------------------------------

On February 27, 1997 the U. S. Securities and Exchange Commission instituted public administrative proceedings pursuant to Section 21C of the Securities Exchange Act of 1934 against David Gore, Robert Puetz, former officers of Triton Energy Corp., and William McClure and Robert P. Murphy, former officers of Triton Energy's subsidiary Triton Indonesia, Inc. The Commission's Order finds that during the years 1989 and 1990, Triton Indonesia senior officers authorized numerous improper payments to Indonesian government employees for the purpose of influencing their decisions affecting the business of Triton Indonesia.

The Commission's Order finds that these payments by Triton were made in violation of the Foreign Corrupt Practices Act. The Order further finds that Murphy, Triton Indonesia's Controller, knowingly participated in creating and recording false entries in Triton Indonesia's books and records. According to the Order, McClure, Triton Indonesia's Commercial Manager, failed to assure that the entries prepared by Murphy accurately reflected the underlying transactions.

The Commission's Order also finds that Gore, formerly Triton Energy's president and a director, and Puetz, formerly Triton Energy's Senior Vice President of Finance and Chief Financial Officer, each received information indicating that Triton Indonesia was engaged in conduct that was potentially unlawful, but took no action to initiate an investigation of the serious issues raised by Triton Energy's internal auditor.

Without admitting or denying the Commission's findings, the respondents consented to cease and desist from: causing any violation of Section 13(b)(2)(A) of the Exchange Act (Gore, Puetz, McClure and Murphy); causing any violation of
Section 30A of the Exchange Act (Gore and Puetz); and violating Exchange Act Rule 13b2-1.

In a separate and different action on February 27, 1997, the U. S. Securities and Exchange Commission also filed a complaint in the United States District Court for the District of Columbia against Triton Energy Corporation, Philip W. Keever and Richard L. McAdoo, both former senior officers of Triton Energy's subsidiary Triton Indonesia, Inc.

The Commission's complaint alleges that during the years of 1989 and 1990, McAdoo, and Keever authorized numerous improper payments to Roland Siouffi, Triton Indonesia's business agent acting as an intermediary between Triton Indonesia and Indonesian government agencies, knowingly or recklessly disregarding the high probability that Siouffi either had or would pass such payments along to Indonesian government employees for the purpose of influencing
their decisions affecting the business of Triton Indonesia.   The complaint
alleges that these payments were made in violation of the Foreign Corrupt Practices Act. According to the complaint, McAdoo and Keever, together with other Triton Indonesia employees, also concealed these payments by falsely documenting and recording the transactions as routine business expenditures. The Commission seeks permanent injunctions and civil monetary penalties from each of the three defendants.

Simultaneous with the filing of the complaint, defendant Triton Energy Corporation consented, without admitting or denying the allegations, to the entry of a Final Judgment that permanently enjoins it from violating the books and records and internal controls provisions of the Securities Exchange Act of 1934 (Exchange Act), and orders Triton Energy to pay a $300,000 penalty. Defendant Keever also consented, without admitting or denying the allegations, to the entry of a Final Judgment that permanently enjoins him from violating the Foreign Corrupt Practices Act and books and records provisions of the Exchange Act, and orders Keever to pay a $50,000 penalty.

RESULTS OF FISCAL 1998 COMPARED TO FISCAL 1997
----------------------------------------------

Veronex reported a net loss of $1,151,000 ($0.19 per share) for the fiscal year ended February 28, 1998 and a net income of $5,140,000 ($0.99 per share) for the fiscal year ended February 28, 1997, on revenues of $294,000 and $132,000, respectively.

Revenues of $294,000 for the fiscal year ended February 28, 1998 were generated from licensing fees and support of the Company's software products.

During the fiscal year ended February 28, 1997, the Company recorded a gain of $5,200,000 as a result of a malpractice lawsuit settlement with the firms of attorneys which represented the Company during the Arbitration proceedings in 1990. During the fiscal year ended February 28, 1997, the Company recorded
$132,000 of prior years' net profits on the Enim Oil Project.   Previously, the
Company had not been accruing Enim Oil Project earnings.   In addition, during
the fiscal year ended February 28, 1997, the Company recorded a gain of $38,000 on the 1995 sale, by forfeiture, of its net profits interest in the Enim Oil Project. No such income and gain was recorded during the fiscal year ended February 28, 1998.

During the fiscal year ended February 28, 1998, the Company recovered $1,000 in exploration expense on its California gold properties due to a reclassification of expenditures. The Company incurred $59,000 in exploration expenses during the fiscal year ended February 28, 1997. The Company earned $98,000 in interest during the fiscal year ended February 28, 1998 as a result of investing the funds generated by the settlement of malpractice lawsuits against its former attorneys and by a private placement of the Company's common shares.

The loss of $10,000 from investing activities during the fiscal year ended February 28, 1998 was a result of a write-down of the Company's American Exploration Drilling Program.

Other changes to the various elements of the Statements of Operations were an increase of $691,000 in administration expenses as a result of the write-off during the fiscal year ended February 28, 1997, of accrued legal costs and expanded operations in fiscal 1998. A portion of administration expense incurred during the fiscal year ended February 28, 1998 has been capitalized as software integration costs. Additionally, the Company incurred $669,000 of software marketing costs related to the sales efforts on the I|Nova System. The decrease of $22,000 in interest expense resulted from the payment in full of the arbitration award and the increase of $63,000 in interest income resulted from the increase in the company's cash balances.

RESULTS OF FISCAL 1997 COMPARED TO FISCAL 1996
----------------------------------------------

Veronex reported net earnings of $5,140,000 ($0.99 per share) for the fiscal year ended February 28, 1997 as compared to losses of $779,000 ($0.30 per share) for the fiscal year ended February 28, 1996, on revenues of $132,000 and $1,000 respectively.

The increase in revenues is the result of obtaining information of the Company's 5% net profits interest in the Enim Oil Project. Triton foreclosed on the Company's 5% net profits interest on August 23, 1995 which resulted in a gain of $38,000. Further, the Company no longer has any interest in the Enim Oil Project. The increase in earnings of $5,919,000 is the result of the settlement of the malpractice litigation as more fully described above, the total gain of the settlement of the malpractice litigation was $5,200,000. The receipt of these funds from the settlement resulted in an increase of interest income of $35,000.

Other changes in the elements of Expense included a decrease in operating and administration costs of $536,000 as a direct result of the malpractice litigation settlement which eliminated the counterclaims by the attorneys. There was an increase of $55,000 in exploration expenses related to the Company's mining claims in California.

RESULTS OF FISCAL 1996 COMPARED TO FISCAL 1995
----------------------------------------------

Veronex reported net losses of $779,000 ($0.30 per share) for the fiscal year ended February 28, 1996 as compared to net losses of $4,973,000 ($2.20) per share for the fiscal year ended February 29, 1995, on revenues of $1,000 and $2,000 respectively.

Adverse court decisions concerning the Company's Indonesian resource properties and the operator's (Triton) resultant foreclosure on the Company's net profits interest therein, caused the Company to fully provide for that interest by a charge to operations of $4,085,000 during the year ended February 28, 1995. No such charge to operations was made during the year ended February 29, 1996.

The decrease of $38,000 in income from investing activities during fiscal 1996 was a result of total depletion of the Company's investment portfolio.

Other changes to the various elements of the Statement of Loss were a decrease of $178,000 in operating and administration expenses principally as a result of a move toward contingency fee-based legal services in the ongoing legal battles with Triton, the operator of the Indonesian resource property, combined with cost cutting measures necessitated by the Arbitration Award, including a decrease of $34,000 in costs associated with maintaining shareholder awareness of the Company's legal proceedings, a one time loan fee of $22,000, an increase of $4,000 in exploration costs associated with the Company's California mining properties, and an increase of $3,000 in interest expense and a decrease of $1,000 in interest income.

YEAR 2000 CONSIDERATIONS
------------------------

Veronex is in the computer software business and the I|Nova System offers a Y2k solution which management believes to be the best Y2k solution available at this time. All of the Company's internally developed products have been designed and tested to be year 2000 compliant. The Company has established a formal program to address potential year 2000 compliance issues relating to its (i) internal operating systems, (ii) products, and (iii) distributors, resellers and vendors. The Company has completed an assessment of all of its internal operating systems which operate on personal computers and were just completely updated in 1997. The Company plans to update its internal operating systems again in 1998 or 1999 and anticipates that these systems will be year 2000 compliant. The cost of the Company's year 2000 compliance program has not had and is not expected to have a material adverse effect on the Company's results of operations or liquidity. However, there can be no assurance that the Company will not experience material adverse consequences in the event that the Company's year 2000 compliance program is not successful or its distributors, resellers or vendors are unable to resolve their year 2000 compliance issues in a timely manner.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS
---------------------------------------------

Inflation may affect the operations of Veronex by its effect on the prices of goods, services and personnel. Veronex's current operations span two countries:
Canada and the United States of America. The strength or weakness of the Canadian dollar versus the United States dollar could affect the long-term value and/or operations and planning of the Company.


Item 10.  Directors and Officers of Registrant
          ------------------------------------

The following individuals were elected as Directors at the Company's Annual General Meeting held May 21, 1997:


Name, Age and Other                      Principal Occupation or Employment
Positions Held with the Company          and Occupation for the Past Five Years
-------------------------------          --------------------------------------

DAVID A. HITE                            President, Chairman of the Board and
President, Chairman,                     Chief Executive Officer of
Chief Executive Officer                  International Veronex Resources Ltd.;
                                         formerly Vice President and Director
Age:  55                                 of Investor Relations since 1984;
                                         Director of the Company since August
                                         21, 1987


SANDRA M. MILLIGAN                       Director and Executive Assistant to
Director                                 International Veronex Resources Ltd.
                                         and numerous other public and private
Age:  55                                 corporations (1980-present); Director
                                         of Heritage American Resource Corp.,
                                         Bomax Resource Corp., and Poplar
                                         Resources Ltd.;  Director of the
                                         Company since  May 24, 1989


J. LEWIS DILLMAN                         Director of International Veronex
Director                                 Resources Ltd. and other public and
                                         private corporations; Chairman of the
Age:  41                                 Board and a Director of  Poplar
                                         Resources Ltd., Director of Heritage
                                         American Resource Corp.  Director
                                         since August 31, 1995.

Subsequent to the Annual General Meeting, Thomas J. Price and Pru Zerny were appointed to the Company's Board of Directors on November 12, 1997. At that time Mr. Price was also appointed as President and David A. Hite remained as Chairman of the Board, Chief Executive Officer and Chief Financial Officer.


Name, Age and Other                      Principal Occupation or Employment and
Positions Held with the Company          Occupation for the Past Five Years
-------------------------------          --------------------------------------
THOMAS J. PRICE                          President and Director of the Company.
Prior to President and Director          November, 1997, Mr. Price was President
                                         of ProMax Conceptual Strategies
Age:  57


PRU ZERNY                                Ms. Zerny acts as a director of the
Director                                 Company and also acts as an executive
                                         administrator and VP International
                                         Trade for Canadian International
                                         Commerce for First Altara Capital
                                         Corporation.
Age:  50

Item 11.  Compensation of Directors and Officers
          --------------------------------------

                              Compensation Table
                              ------------------


Name of Individual and            Principal capacities served        Cash compensation including
number of persons in group        by the named individual            salaries, fees, directors' fees,
                                                                     commissions and bonuses
-----------------------------------------------------------------------------------------------------
David A. Hite                     Chairman of the Board, CEO,        $350,000.00 (U.S.)*
                                  CFO and Director
-----------------------------------------------------------------------------------------------------
Thomas J. Price                   President and Director             $120,000.00 (U.S.)
-----------------------------------------------------------------------------------------------------
Michael R. Benson **              Executive Vice President           $ 81,000.00 (U.S.)
-----------------------------------------------------------------------------------------------------
Executive Officers as a                                              $551,000.00 (U.S.)
 Group:  (3 persons)
-----------------------------------------------------------------------------------------------------

* Mr. Hite was paid $60,000.00 (U.S.) and a total of $290,000.00 (U.S.) has been accrued.

**   On January 13, 1998, Michael R. Benson resigned as Executive Vice
     President.

On January 28, 1997, the Registrant granted to David A. Hite a directors' stock option for a total of 140,500 shares at a price of $0.84 (Cdn.) per share exercisable until January 28, 2002. Mr. Hite exercised the 140,500 options on August 1, 1997.

On March 29, 1996, the Registrant granted to Michael R. Benson an employee's stock option for a total of 20,000 shares at a price of $0.60 (Cdn.) per share exercisable until March 29, 2001. Mr. Benson exercised the 20,000 options on August 29, 1997.

The prices of a stock option are set at the average closing market price of the Company's shares for a ten day period prior to the date the option is granted, and in some circumstances, the prices at which the stock options were granted may be less than the market price of the Company's shares on the date of granting. The closing price of the Company's shares on the Vancouver Stock Exchange on March 29, 1996 was $0.59 (Cdn.) and on January 28, 1997 was $0.95 (Cdn.).

There is no other employment remuneration which exceeds $60,000.00 in the aggregate in respect of Executive Officers.

There is no arrangement for compensation with respect to termination of executive officers in the event of a change of control of the company. There is no arrangement for compensating directors for their services.

No pension or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries
          --------------------------------------------------------------

As at July 8, 1998, the following stock options to purchase the Company's shares were outstanding to various directors and employees:


                          Number of    Exercise           Expiry
Name                       Shares      Price (Cdn.$)       Date
---------------------     ---------    -------------   ------------

Edward L. Farber           13,658        $ 3.13        Aug. 1/1999
Philippe Niemetz           25,000        $ 8.45        Nov. 11/2002
Walter DeCanio             25,000        $ 8.45        Nov. 11/2002
Sandra M. Milligan         25,000        $ 6.58        Nov. 12/2002
J. Lewis Dillman           45,000        $ 6.58        Nov. 12/2002
Pru Zerny                  10,000        $ 6.58        Nov. 12/2002
Peggy Martin               40,000        $ 6.58        Nov. 12/2002
David Wooldridge           50,000        $ 6.58        Nov. 12/2002
Jay Geier                  25,000        $ 6.58        Nov. 12/2002
Gerald Lamont              20,000        $ 6.58        Nov. 12/2002
Tanuja deSilva             10,000        $ 6.58        Nov. 12/2002
Theodore G. Elser          25,000        $ 6.59        Nov. 13/2002
Wayne Walters              25,000        $ 6.59        Nov. 13/2002
Edward J. Mulleady         75,000        $ 5.44        Dec. 1/2002
Michael Miller             25,000        $ 5.94        Mar. 23/2003
Rebecca Scott              10,000        $10.44        July 15/2003

                       Contingent Options - Two-Year Term

The following contingent, earn-out options are allocated from the Company's 1997 Contingent Stock Option Plan, the options for which shall vest on the same contingent, earn-out basis as those reserved for contingent issuance to ProMax Conceptual Stratagies:


                           No. of    Exercise            Expiry
Name of Optionee           Shares    Price (Cdn. $)       Date
-----------------------   --------   --------------   -------------

Terry Goodbody            100,000       $ 3.13        Aug. 1, 1999
Tony Speed                100,000       $ 3.13        Aug. 1, 1999
David Wilson               40,000       $ 3.13        Aug. 1, 1999



Mike Schaefer               25,000      $ 3.13         Aug. 1, 1999
Gary Caltharp               50,000      $ 3.13         Aug. 1, 1999
Jeanna Cobalis              20,000      $ 3.13         Aug. 1, 1999
Constance Cannon            25,000      $ 7.89         Oct. 6, 1999
Ed Mulleady                 75,000      $ 5.44         Dec. 1, 1999
Robert E. Enright          200,000      $ 5.69        Feb. 13, 2000
Desiree Peterson            20,000      $ 5.60        Dec. 10, 1999
Phillip Harrington          40,000      $ 3.85        Jan. 22, 2000
Andrew Zide                 40,000      $ 5.60        Jan. 16, 2000
Millie Egerton              20,000      $ 5.45        Mar. 13, 2000
Maxine English              20,000      $ 5.45        Mar. 13, 2000
Charles E. Armstrong        40,000      $10.33         May 27, 2000
Richard Williams            30,000      $ 9.71         June 8, 2000
Gregg Puckett               30,000      $10.71        June 22, 2000

                        Earnout Options - Two Year-Term
                        -------------------------------

                           No. of      Exercise          Expiry
Name of Optionee           Shares    Price (Cdn. $)       Date
-----------------------   --------   --------------   -------------

John C. Lazor               20,000      $0.90         Jan. 14, 1999
Beverly Lazor-Bahr          20,000      $0.90         Jan. 14, 1999
Shirley Lazor               20,000      $0.90         Jan. 14, 1999
Siamak Elghanian            20,000      $0.90         Jan. 14, 1999
Eddie Lepkowski             20,000      $0.90         Jan. 14, 1999
Ralph T. McCabe            300,000      $0.90         Jan. 14, 1999
Art Kotowitz                20,000      $0.90         Jan. 14, 1999
Pat McNiff                  20,000      $0.90         Jan. 14, 1999
Lorraine DeBaca-
   Rodriguez                10,000      $0.90         Jan. 14, 1999
Pravin Parmar               20,000      $0.90         Jan. 14, 1999
Chelly D. Speed             12,000      $0.90         Jan. 14, 1999
Nina Alvarez-Shumway        12,000      $0.90         Jan. 14, 1999

As at July 8, 1998, there are 502,000 outstanding share purchase warrants to purchase shares of Veronex Technologies, Inc. In addition, further to the September 12, 1997 financing agreement with Robb, Peck, McCooey Clearing Corp., the Company issued 100,400 placement agent's warrants. On May 12, 1998 the Company cancelled the placement agent's warrants at the order of the British Columbia Securities Commission and is currently seeking a Discretionary Order which would allow the Company to reissue these warrants.

Item 13.  Interest of Management in Certain Transactions
          ----------------------------------------------

None of the Directors or Senior Officers of the Company or any subsidiary thereof, or any associates or affiliates of any of them, is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

Other than as set forth below, none of the Directors or Senior Officers of the Company, or any associate or affiliate of such person or company, has any material interest, direct or indirect in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the company.

Acquisition
-----------

Pursuant to an agreement dated November 20, 1995, as accepted by the Vancouver Stock Exchange on November 30, 1995, between the Company and David A. Hite and Timothy Hite, both of Downey, California, (collectively called the "Vendors"), the Company acquired from the Vendors, subject to a 5% net smelter return, an option to acquire a 25% right, title and interest in and to the Alexander Star #2 placer claim, located in the Avawatz Mining District, County of San Bernardino, California. There was no consideration paid to the Vendors to acquire this option.

Also pursuant to an agreement dated November 20, 1995, as accepted by the Vancouver Stock Exchange on November 30, 1995, between the Company and David A. Hite, Donna L. Hite, Timothy W. Hite and Bradley Hite, all of Downey, California (collectively called the "Claim Vendors"), the Company acquired from the Claim Vendors, subject to a 5% net smelter return, an option to acquire a 50% right, title and interest in and to the Alexander Star #91 through 98 placer claims, all located in the Avawatz Mining District, County of San Bernardino, California. There was no consideration paid to the Claim Vendors to acquire this option.

                                    PART II
                                    -------

Item 14.  Description of Securities to be Registered
          ------------------------------------------

Not applicable.
                                    PART III
                                    --------

Item 15.  Defaults Upon Senior Securities
          -------------------------------

Not applicable.


Item 16.  Changes in Securities and Changes in Security for Registered
          ------------------------------------------------------------
     Securities.
     -----------

None.

                                    PART IV
                                    -------

Item 17.  Financial Statements
          --------------------

See "Item 18.  Financial Statements."
               --------------------



Item 18.  Financial Statements
          --------------------

Index to Financial Statements and Supplemental Information

                                                                  Page
                                                                  ----
Independent Auditors' Report to Shareholders ...................    46
Consolidated Financial Statements:
  Consolidated Balance Sheets ..................................    47
  Consolidated Statements of Shareholders' Equity (Deficit).....    48
  Consolidated Statements of Income ............................    49
  Consolidated Statements of Cash Flow ......................... 50-51
  Notes to Consolidated Financial Statements ................... 52-68

Supplemental Information:
  N/A

Schvaneveldt and Company
================================================================================
                                                     Certified Public Accountant
                                               Suite 300 - 275 East South Temple
                                                      Salt Lake City, UT   84111
                                                              Tel: (801)521-2392
Darrell T. Schvaneveldt, CPA


Independent Auditors Report
---------------------------


Board of Directors
Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)

I have audited the accompanying balance sheets of Veronex Technologies, Inc., as of February 28, 1998, and the related statements of operations, stockholders' equity, and cash flows for the year ended February 28, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Veronex Technologies, Inc., for the years ended February 28, 1997 and February 29, 1996, were audited by other auditors whose report thereon, dated March 14, 1997, expressed an unqualified opinion.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Veronex Technologies, Inc., as of February 28, 1998, and the results of its operations and its cash flows for the year ended February 28, 1998, in conformity with generally accepted accounting principles.

"Schvaneveldt & Company"

Salt Lake City, Utah
July 14, 1998
                                                                              46
Except Note 14e is
July 31, 1998

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Consolidated Balance Sheets
As at February 28, 1998 and 1997
(In U.S. Dollars)


                                                                          February 28,    February 28,
                                                                             1998             1997
A S S E T S
Current Assets
 Cash and short term deposits                                             $  2,493,000    $  1,996,000
 Deposit in U.S. Court                                                                       1,209,000
 Accounts receivable                                                           130,000          12,000
 Prepaid expense                                                                17,000          22,000
                                                                          ----------------------------
                                                                             2,640,000       3,239,000
                                                                          ============================

Software Acquisition and Integration Costs  (note 3)                         1,803,000         20,000
Resource Properties and Related Deferred Costs  (note 4)                        66,000         66,000
Investments  (note 5)                                                          152,000         150,000
Fixed Assets & Depreciation (note 6)
 net of accumulated depreciation of $102,000 (1997-$82,000)                     24,000         19,000
                                                                          ----------------------------

TOTAL ASSETS                                                              $  4,685,000    $  3,494,000
                                                                          ============================

L I A B I L I T I E S
Current Liabilities
 Accounts payable (note 7)                                                $    307,000    $    845,000

S H A R E H O L D E R S '     E Q U I T Y
Share Capital  (note 8)
 Authorized - 100,000,000 (1997 - 100,000,000) common
  shares without par value
 Issued - 6,897,501 (1997 - 5,355,001) shares                               50,508,000      47,628,000


Deficit                                                                    (46,130,000)    (44,979,000)
                                                                          ----------------------------
                                                                             4,378,000       2,649,000
                                                                          ----------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                $  4,685,000    $  3,494,000
                                                                          ============================


APPROVED BY THE BOARD                   Nature of Operations (note 1)

"David A. Hite"             Director    Contingencies and Commitments (note 12)


"Sandra M. Milligan"        Director

The accompanying notes are an integral part of these consolidated financial statements

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Consolidated Statements of Shareholders' Equity
For the Years ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)


                                                        Shares Issued    Share Capital         Deficit
Balance - February 28, 1995                                 2,503,774     $ 46,741,000    $ 49,340,000

Loan fee for advances from director                            57,768           20,000

Issued for mineral property                                   100,000           66,000

Allotted but not issued for fee on loan payable                 6,654            2,000

Net loss                                                                                       779,000
                                                        -----------------------------------------------

Balance - February 29, 1996                                 2,668,196       46,829,000      50,119,000

Issued in a public offering                                 2,300,000          654,000

Issued in a private placement                                 250,000           91,000

Issued on exercise of options                                 136,805           54,000

Net (income)                                                                                (5,140,000)
                                                        -----------------------------------------------

Balance - February 28, 1997                                 5,355,001       47,628,000      44,979,000

Issued in a private placement                                 502,000        1,614,000

Issued on the exercise of options                             530,500          270,000

Issued for software technology                                300,000          519,000

Issued for subsidiary company                                 200,000          454,000

Issued as a finder's fee                                       10,000           23,000

Net loss                                                                                     1,151,000
                                                        -----------------------------------------------

Balance - February 28, 1998                                 6,897,501     $ 50,508,000    $ 46,130,000
                                                        -----------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Consolidated Statements of Income
For the Years ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

                                                          Year ended       Year ended       Year ended
                                                        February 28,     February 28,     February 29,
                                                                1998             1997             1996

Revenue
 Software sales, royalties and services                 $     294,000
 Oil and gas revenue                                                      $    132,000    $      1,000
                                                        ----------------------------------------------

                                                              294,000          132,000           1,000
                                                        ----------------------------------------------
Expenses
 Software marketing costs                                     669,000
 Operating and administration                                 855,000          164,000         700,000
 Depletion and depreciation                                     6,000            6,000           5,000
 Interest expense                                               4,000           26,000          52,000
 Loan fees                                                                                      22,000
 Exploration expense                                           (1,000)          59,000           4,000
                                                        ----------------------------------------------

                                                            1,533,000          255,000         783,000

Other expense (Income)
 Investing activities                                          10,000           10,000          (3,000)
 Interest                                                     (98,000)         (35,000)
 Sale of oil and gas interest                                                  (38,000)
 Gain on settlement with former attorneys                                   (5,200,000)
                                                        ----------------------------------------------

                                                            1,445,000       (5,008,000)        780,000
                                                        ----------------------------------------------

Earnings (Loss) for the Year                               (1,151,000)       5,140,000        (779,000)
                                                        ==============================================

Earnings (Loss) per Share                                       (0.19)            0.99           (0.30)
                                                        ==============================================

Weighted Average Number of Shares                           6,118,000        5,187,000       2,577,000
                                                        ==============================================

Fully Diluted Earnings per Share                                  N/A             0.94             N/A
                                                        ==============================================

Fully Diluted Weighted Average Number
 of Shares                                                        N/A        5,452,000             N/A
                                                        ==============================================

The accompanying notes are an integral part of these consolidated financial statements.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Consolidated Statements of Cash Flow
For the Years ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

                                                          Year ended       Year ended       Year ended
                                                        February 28,     February 28,     February 29,
                                                                1998             1997             1996
Cash Provided by (Used for)

Operating Activities
  Earnings (loss) for the year                            $(1,151,000)    $  5,140,000    $   (779,000)
  Items not affecting cash:
   Depletion and depreciation                                   6,000            6,000           5,000
   Investing Activities                                        10,000           10,000          (3,000)
   Loan fees paid by issuing common shares                                                      22,000
                                                          --------------------------------------------

                                                           (1,135,000)       5,156,000        (755,000)
 Changes in non-cash working capital:
  Accounts receivable and prepaid expense                    (113,000)         (29,000)          5,000
  Accounts and loans payable                                 (538,000)      (2,365,000)        580,000
                                                          --------------------------------------------

                                                           (1,786,000)       2,762,000        (170,000)
                                                          --------------------------------------------

Financing Activities
 Due to related parties                                                       (182,000)        122,000
 Share capital issued for cash                              1,884,000          799,000
                                                          --------------------------------------------

                                                            1,884,000          617,000         122,000
                                                          --------------------------------------------

Investing Activities
 Sale (acquisition) of investments                            (12,000)        (150,000)         13,000
 Software acquisition and integration costs                  (787,000)         (20,000)
 Fixed assets                                                 (11,000)         (10,000)

                                                             (810,000)        (180,000)         13,000
                                                          --------------------------------------------

Change in Cash and Short-Term
 Deposits                                                    (712,000)       3,199,000         (35,000)

Cash and Short-term Deposits:
 Beginning of Year                                          3,205,000            6,000          41,000
                                                          --------------------------------------------

Cash and Short-term Deposits:
 End of Year                                              $ 2,493,000     $  3,205,000    $      6,000
                                                          ============================================

The accompanying notes are an integral part of these consolidated financial statements

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Consolidated Statements of Cash Flow - Supplemental Information
For the Years ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

                                                          Year ended       Year ended      Year ended
                                                        February 28,     February 28,    February 29,
                                                                1998             1997            1996
Non-cash Financing Activities
 Share capital issued for mineral property                                                $     66,000
 Share capital issued for software systems               $    519,000
 Share capital issued for subsidiary                          454,000
 Share capital issued as a finder's fee                        23,000
                                                         ---------------------------------------------
                                                         $    996,000                     $     66,000
                                                         =============================================

Non-cash Investing Activities
 Acquisition of mineral property                                                          $    (66,000)
 Acquisition of software systems                         $   (519,000)
 Acquisition subsidiary                                      (454,000)
 Finder's fee                                                 (23,000)
                                                         ---------------------------------------------

                                                         $   (996,000)                    $    (66,000)
                                                         =============================================

The accompanying notes are an integral part of these consolidated financial statements.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

1.   CORPORATE HISTORY

     On January 14, 1997, the Company entered into a Property Purchase Agreement (the Agreement) with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an automated information manager and information management application system including a source program analyzer (collectively referred to as the I|Nova System).

     The terms of the Agreement provide for the Company to issue up to 12,000,000 shares of its common stock to acquire the I|Nova System contingent on the future revenues earned from I|Nova System licensing fees. Pursuant to the terms of the Agreement, up to 6,500,000 of these shares may be issued to Mr. Price. A further 3,500,000 shares have been reserved for contingent issue to Promax Conceptual Strategies ("Promax"), a California Company of which Mr. Price was the majority shareholder and 2,000,000 shares have been allocated to the Company's 1997 Contingent Stock Option Plan. These shares are to be issued on a contingent basis. The Company paid $20,000 on signing the agreement and issued 100,000 shares of its capital stock to Mr. Price, and the remaining 6,400,000 shares will be issued to Mr. Price based on an earn-out formula contingent upon future revenues generated from licensing sales and maintenance contracts of the I|Nova System.

     Effective January 14, 1997, the board of directors of Promax approved an agreement to merge Promax with and into a yet to be incorporated wholly-owned Subsidiary of the Company. On August 15, 1997, the Company incorporated in the State of California a wholly-owned Subsidiary, PCS Acquisition Corp., ("PCS"), for the purpose of completing the merger with Promax. Approval of the merger by the shareholders of Promax was obtained in August 1997, and the merger documents were filed with the California Secretary of State in September, 1997. PCS had no assets, liabilities and operations at February 28, 1998.

     A finders fee will also be payable pursuant to the rules, policies and guidelines of the regulatory authorities. The Company has also agreed to employ Mr. Price for a period of five years at a salary of $120,000 per year.

     By agreement dated August 1, 1997, the Company has acquired 100% of the issued and outstanding shares of Mainstream Technologies, Inc., ("Mainstream"), a Company incorporated in the State of California. As consideration for the acquisition of Mainstream the Company issued 200,000 of its shares at a deemed value of US $2.26875 per share. The Company also agreed to employ the vendor for a period of two years at a salary of $90,000 per year. The acquisition costs of Mainstream have been included in Software Acquisition and Integration Costs (note #3). These consolidated financial statements include the assets and liabilities of Mainstream as at February 28, 1998 and the operations of Mainstream for the period August 1, 1997 to February 28, 1998.

     By agreement dated August 1, 1997, the Company acquired exclusive rights to software technology known as the Archidata System, ("Archidata"). As consideration for the acquisition of Archidata the Company issued 200,000 of its shares at a deemed value of US $2.26875 per share. The Company has also agreed to employ the vendor for a period

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

1.  CORPORATE HISTORY (cont.)

    of two years at a salary of $90,000 per year. The acquisition costs of the Archidata System have been included in Software Acquisition and Integration Costs (note #3).

    Effective December 4, 1997, the Company formally changed its name to Veronex Technologies, Inc.

    Effective February 1, 1998, the Company signed its first Strategic Alliance Agreement to License the I|Nova System to VentureTech 2000, Inc., ("VentureTech 2000"). The terms of the agreement provide for a license fee of $2,500,000 to be paid out of the revenues generated by the use and/or sub-licensing of the I|Nova System by VentureTech 2000 to its clients. VentureTech 2000 is also required to share all gross revenues on a ratio of 65% to Veronex, and 35% to VentureTech 2000, until Veronex receives the entire $2,500,000 license fee. Thereafter, the revenues generated by the use and/or sub-licensing of the I|Nova System by VentureTech 2000 to its clients will be shared on a ratio of 65% of all gross revenues to VentureTech 2000, and the remaining 35% to Veronex. Veronex has elected to treat this transaction as a non-revenue event until such time as there are actual revenues generated by VentureTech 2000 by the use and/or sub-licensing of the I|Nova Systems and these revenues are received by Veronex. (see Note
    #14 - Subsequent Events)

    During the past several years, the Company has been a party to a number of legal actions and appeals to court decisions, all arising out of an arbitration panel award (the Arbitration Award), that resulted in the transfer of the Company's interest in the Enim Oil Project in Indonesia to its former joint venture partner Triton Energy Corporation ("Triton"), and/or its affiliates. The Company fully provided for its interest in the Enim Project during the year ended February 28, 1995.

    During the year ended February 28, 1997, the Company settled the lawsuits against its former attorneys and received a net cash payment of $5.2 million in complete settlement of all complaints and cross-complaints against these attorneys. As a result of a continuing action by Triton to enforce the remaining balance of its arbitration award claim against the Company for approximately $765,000 in connection with the Arbitration Award, $1.2 million of cash was lodged with the US District Court for the Central District of California pending a determination of Nordell's, (the Company's Subsidiary), obligation to pay the Arbitration Award. On May 16, 1997, the US District Court approved the application of these funds to retire the remaining Triton liability. Triton was paid and the remaining funds were returned to the Company on June 11, 1997.

2.  SIGNIFICANT ACCOUNTING POLICIES

    a.   Basis of Presentation
         ---------------------

    The Company is incorporated in the Province of British Columbia, Canada. These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in the United States. Application of Canadian generally accepted accounting principles would not result in any material differences to the consolidated financial statements.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (cont.)

    b.   Principles of Consolidation
         ---------------------------

    These consolidated financial statements include the accounts of the Company, and its subsidiaries (all of which are wholly owned) which are listed below. Intercompany transactions and balances have been eliminated in consolidation.
          Align Energy, Inc.
          Bonaparte Resources, Ltd.
          High River Industries, Ltd.
          Mainstream Technologies Inc. (Mainstream)
          Nordell International Resources Ltd. (Nordell)
          PCS Acquisition Corp. (PCS)
          Richport Resources Ltd. (Richport)
          Veronex Resources, Inc.

    c.    Resource Properties
          -------------------

    Costs related to the acquisition of mineral properties are capitalized. Mineral exploration costs are expensed in the year incurred. If it is determined that a prospect contains economically recoverable reserves, all costs relating to that prospect for the current and subsequent years, including expenses net of revenues during the start-up phase, are capitalized until the prospect is capable of sustained operations at commercial production levels. These capitalized costs, together with property acquisition and ongoing development costs, are amortized on a unit-of-production method based on the estimated life of the ore reserves.

    Management reviews annually the carrying value of the interest in each property and, where necessary, properties are written down to fair market value.

    d.   Investments
         -----------

    Investments are recorded at cost unless there is a decline in market value that is other than temporary.

    e.   Revenues Recognition
         --------------------

    The Company recognizes revenues in accordance with the American Institute of Certified Public Accountant Statement of Position 97-2 for software revenue recognition, which requires that license fee revenues are recognized upon evidence of a license agreement and delivery of software if there are no significant implementation or installation obligations, collection of the receivable is probable, the license fees are fixed or determinable and the product has been accepted by the customer.

    f.  Use of Estimates
        ----------------

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could subsequently differ from those estimates.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (cont.)

     g.   Financial Instruments
          ---------------------

     Financial Instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as a liability.

     h.   Currency Translation
          --------------------

     The Company uses the temporal method of currently translation, as applied to integrated international operations, for translating the company's Canadian operations from Canadian dollars to US dollars. Under this method, monetary assets and liabilities in foreign currencies have been converted at the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities, and equity are translated at historical rates. Gains and losses on foreign exchange are included in income.

     i.   Earnings (Loss) Per Share
          -------------------------

     Income (loss) per share computations are based on the weighted average number of shares outstanding during the year.

     In February 1997, SFAS No., 128, "Earnings Per Share" was issued effective for periods ending after December 15, 1997. There is no impact on the Company's financial statements from adoption of SFAS No., 128.

     j.   Depreciation Policy
          -------------------

     The Company provides for depreciation on furniture and equipment at between 20% and 30% on a declining balance basis. The Company is capitalizing all costs related to integrating the various components of its I|Nova software system as Software Acquisition and Integration Costs and will continue to do so until licensing sales reach commercial levels. Thereafter, all costs associated with the production and marketing of the company's software system will be charged to operations. Capitalized costs will be amortized based on current and future revenues for the product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

     k.   Cash Equivalents
          ----------------

     For purposes of reporting cash flows, the Company considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase. On occasion, the Company has cash in banks in excess of federally insured amounts.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (cont.)

     l.   Concentration of Credit Risks
          ------------------------------

     Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains cash accounts at two financial institutions. At February 28, 1998, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $2,400,000. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts.

3.   SOFTWARE ACQUISITION AND INTEGRATION COSTS

     Software Acquisition and Integration costs are capitalized when a product design and a working model of the software product have been completed, and the completeness of the working model and its consistency with the product design have been confirmed by testing. The costs to integrate products into the I|Nova System for an alternative future use are also capitalized. Software costs which are capitalized are amortized on a product by product basis based on the anticipated future gross revenues compared to the gross revenues generated in the period being reported on.

                                                 1998       1997
                                             ---------------------
     Costs to acquire the components:

            The I|Nova System                $   86,000    $20,000

            The Archidata System                454,000          0

            The infrastructure (Maintream)      409,000          0

     Costs to integrate the components:

            Personnel                           663,000          0

            Office and related                  191,000          0
                                             ---------------------
            Total                             1,803,000     20,000
                                             =====================


4.   NATURAL RESOURCES & RELATED LITIGATION

     a.   Details of natural resource properties are as follows:
                                      1998            1997
                                      -----           -----
               Mineral Property       $66,000         $66,000

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

4.   NATURAL RESOURCES & RELATED LITIGATION (cont.)

     b.   Litigation
          ----------

     Through an agreement with the Indonesian State Oil and Gas Company (Pertamina), the terms of which extended to October 28, 1996, the Company was granted an interest in certain oil and gas properties known as the Enim Oil Project on the Island of Sumatra, Indonesia.

     By an agreement dated October 7, 1988, effective for the period October 1, 1988, the Company farmed out 60% of its interest in the Enim Oil Project to Triton Indonesia, Inc., ("Triton") and Triton Oil ("NZ") Limited. Under the terms of the Farmout Agreement, the Company was required, after Triton's investment of $24 million cash, to bear its participating share of costs and expenses.

     In November 1989, Triton claimed that its obligation to fund $24 million of cash contributions had been satisfied and that the Company would be responsible for bearing its share of future costs and expenses to maintain its 40% working interest in the Enim Oil Project. The Company disputed the operator's assertion regarding its cash obligation and other matters and demanded an arbitration hearing to resolve the dispute. While the arbitration proceedings were pending, certain additional information came to the Company's attention which caused the Company to refuse to make further cash payments commencing June 1990.

     On December 13, 1990, the Arbitration Panel rendered its decision on the dispute between the Company and Triton regarding the Enim Oil Project ("the Arbitration Award"). The Arbitration Award reduced the Company's interest in the Enim Oil Project, effective October 1, 1990, to a 5% net profits interest as defined, and awarded costs and expenses of approximately $931,000 to Triton. Payment of the awarded costs and expenses was due on January 31, 1991. The Company filed a motion before the US District Court to vacate the award. However, on February 27, 1992, the US District Court entered a final judgement in favor of Triton.

     Veronex and Nordell appealed the Arbitration Award to the United States Court of Appeals for the Ninth Circuit. On July 23, 1993, the United States Court of Appeals affirmed the Arbitration Award against the Company's subsidiary, Nordell International Resources, Ltd., reversed the Arbitration Award against the Company's Subsidiary, Nordell International Resources, Ltd., reversed the Arbitration Award against the Company and remanded certain issues to the U.S. District Court for further proceedings to determine if the Company had either consented to the arbitration panel determining its status as Nordell's alter ego or had acted, in fact, as Nordell's alter ego. On May 31, 1994, the US District Court ruled that the Company was not the alter ego of Nordell and, thus, the Company is not liable for the approximately $931,000 awarded against Nordell.

     On May 3, 1996, the Ninth Circuit Court of Appeals issued an Order affirming the US District Court order of May 31, 1994, which found that the Company is not the alter ego of Nordell and that the Company is not bound by the Arbitration Award. However, Triton attempted to pursue its litigation against the Company in US District Court in Texas as noted below.

     On June 15, 1994, Triton filed a malicious and vindictive lawsuit against Veronex in Texas. The lawsuit sought to have Veronex held responsible for Nordell's performance under the Farmout agreement pursuant to an alleged guarantee by Veronex and claims, among other things, that Veronex should be held liable for the Arbitration Award.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

4.   NATURAL RESOURCES & RELATED LITIGATION (cont.)

     The Company defended the lawsuit based on the findings in the May 31, 1994 Order of the US District Court in California which found that Veronex was not a party to the arbitration, was not an alter ego of Nordell and was not liable to pay for the Arbitration Award. On December 6, 1996, the US Court of Appeals for the Fifth Circuit issued an Order which specifically found that the document which Triton alleged to be a guarantee was not a guarantee.

     On February 21, 1997, the US District Court for the Northern District of Texas filed an Order of Stipulation of Voluntary Dismissal, dismissing without prejudice, Triton's lawsuit against the Company. Triton knowingly filed this lawsuit in Texas against the Company having already lost a lawsuit in California based on similar evidence and facts. Further, as noted below, Triton lost its lawsuit against a director of the Company.

     Triton commenced a separate lawsuit in Texas State Court, against a director of the Company to collect the Arbitration Award from that director. On August 9, 1995, the US District Court issued a judgement against the director. The judgement was appealed to the Fifth Circuit Court of Appeals.

     The Company agreed to fully indemnify the director against any losses incurred with respect to that action. On December 6, 1996, the Fifth Circuit Court of Appeals issued an Order reversing the judgement against the director, thereby relieving the director of any liability for the Arbitration Award.

     On August 22, 1997, Veronex, Nordell and David A. Hite, filed a malicious prosecution lawsuit against Triton et al. The outcome of this lawsuit is not determinable at this time.

     On June 24, 1992, the Company filed a malpractice lawsuit against its former attorneys seeking $100 million in damages. These law firms, which represented Nordell in the Arbitration proceeding, filed cross-complaints seeking payment of certain legal bills and expenses in the amount of approximately $360,000. These law firms entered into settlement agreements with the Company and subsequently dropped their cross-complaints against the Company for unpaid legal bills. The Company recorded the net proceeds from these settlement agreements as a gain of $5,200,000 during the year ended February 28, 1997.

     The malpractice litigation provided the Company with the opportunity to obtain certain documents from KPMG Peat Marwick (KPMG) relating to KPMG's resignation as Triton's independent auditors. Specifically, the Company was able to obtain a copy of KPMG's management letter dated October 14, 1991, which disclosed that KPMG had performed an independent inspection of the physical inventory in Indonesia in May 1991.

     The KPMG management letter disclosed that KPMG had discovered an inventory shortage of approximately $5.3 million existed in Indonesia as of May 31, 1991. Management believes that this $5.3 million of inventory shortage is a material amount in relation to the Arbitration Award, the arbitration calculations, Triton's revenues for fiscal 1991, and Triton's net income for fiscal 1991. Triton failed to disclose this material fact of the inventory shortage in its Form 10-K filed with the Securities and Exchange Commission. Triton also failed to inform the Arbitration Panel of this material fact. The fact is particularly relevant to the arbitration because the arbitration panel based its monetary calculations for the Arbitration Award on the KPMG report of September 30, 1990, which is in the same fiscal period as the inventory shortage discovered by KPMG.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

4.   NATURAL RESOURCES & RELATED LITIGATION (cont.)

     In management's view, the accounting rules and regulations, both in the accounting profession and in the Securities Act, pertaining to a difference between the inventory on the books and the actual physical inventory that can be verified by an independent inspection are well defined. In the opinion of management, the inventory shortage as of May 31, 1991 of $5.3 million is material to the Arbitration Award, material to Triton's gross revenues and Triton's net profits and should have been disclosed to the Arbitration Panel and in Triton's financial statements in its annual report of Form 10K.

     c.   US Securities and Exchange Commission Enforcement Action Against
          ----------------------------------------------------------------
Triton
------

     The following information is extracted from a US Securities and Exchange Commission (SEC) Enforcement Section Release dated February 27, 1997.

     The SEC instituted administrative proceedings against David Gore, Robert Puetz, former officers of Triton Energy Corporation ("Triton Energy"), and William McClure and Robert P. Murphy, former officers of Triton Energy's subsidiary, Triton Indonesia, Inc., ("Triton Indonesia"). The SEC's Order finds that during the years 1989 and 1990, Triton Indonesia senior officers authorized numerous improper payments to Indonesia government employees for the purpose of influencing their decisions affecting the business of Triton Indonesia. The SEC's Order finds that these payments were make in violation of the Foreign Corrupt Practices Act.

     The Order finds that Murphy, Triton Indonesia's controller, knowingly participated in creating and recording false entries in Triton Indonesia's books and records. According to the SEC's Order, McClure, Triton Indonesia's commercial manager, failed to assure that the entries prepared by Murphy accurately reflected the underlying transactions. The SEC's Order also finds that Gore, formerly Triton Energy's president and a director, and Puetz, formerly Triton Energy's senior vice president of finance and chief financial officer, each received information indicating that Triton Indonesia was engaged in conduct that was potentially unlawful, but took no action to initiate an investigation of the serious issues raised by Triton Energy's internal auditor.

     Without admitting to or denying the SEC's findings, the respondents consented to cease and desist from: causing any violation of Section 13 (b)
     (2) (A) of the Exchange Act (Gore, Puetz, Murphy and McClure); causing any violation of Section 30A of the

     Exchange Act (Gore and Puetz); and violating Exchange Act Rule 13b2-1 (McClure and Murphy).

     On February 27, 1997, the SEC filed a complaint in the United States District Court for the District of Columbia against Triton Energy, Keever and McAdoo, both former senior officers of Triton Indonesia. The SEC's complaint alleges that McAdoo and Keever authorized numerous improper payments to Roland Siouffi, Triton Indonesia's business agent acting as an intermediary between Triton Indonesia and Indonesian government agencies, knowing or recklessly disregarding the high probability that Siouffi either had or would pass such payments along to Indonesian government employees for the purpose of influencing their decisions affecting the business of Triton Indonesia.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

4.   NATURAL RESOURCES & RELATED LITIGATION (cont.)

     The complaint alleges that these payments were made in violation of the Foreign Corrupt Practices Act. According to the complaint, McAdoo and Keever together with other Triton Indonesian employees, also concealed these transactions as routine business expenditures. The SEC seeks permanent injunctions and civil monetary penalties from each of the three defendants.

     Simultaneous with the filing of the complaint, defendant Triton Energy consented, without admitting to or denying the allegations, to the entry of a Final Judgement that permanently enjoins it from violating the books and records and internal controls provisions of the Securities Act of 1934 (Exchange Act), and orders Triton Energy to pay a $300,000 penalty. Defendant Keever also consented, without admitting or denying the allegations, to the entry of a Final Judgement that permanently enjoins him from violating the foreign corrupt practices and books and records provisions of the Exchange Act, and orders Keever to pay a $50,000 penalty.

     On August 22, 1997, Veronex, Nordell and David A. Hite filed a malicious prosecution lawsuit against Triton et al., in the Superior Court for California in Los Angeles, California, alleging, among other things, abuse of process, wrongful attachment, breach of fiduciary duty and fraud, the lawsuit seeks damages, punitive and exemplary damages, specific performance of the Arbitration Award and an accounting of the Enim Oil Project joint venture. This lawsuit has been removed to the US District Court, Central District of California and is awaiting further instruction from the court. The outcome of this litigation cannot be predicted at this time.

     d.   The Congress Property in British Columbia, Canada.
          --------------------------------------------------

     The Company has sold its 50% interest in the Congress Gold Property to Yucca Gold, Inc., ("Yucca Gold"), in exchange for 3.4 million shares in Yucca Gold. All costs associated with the Congress have been written off in previous years. Yucca Gold is a private company whose shares have no market value. Accordingly no value has been assigned to this transaction. The Company will retain a 5% net smelter interest in the Congress Gold Property.

     e.   The Alexander Star Claims in California, USA
          --------------------------------------------

          (i) On July 12, 1995, the Company entered into an agreement to acquire a 100% interest in four placer mining claims, known as the Alexander Star Claims, in Avawatz Mining District, San Bernadino County, California, subject to a 4% net smelter return. The Company has issued 100,000 common shares at a value of $66,000 as consideration for the acquisition. The Company has the right to acquire one-half of the net smelter return, which is a 2% smelter return, for $500,000.

          (ii) On November 20, 1995, the Company entered into an Agreement with a group, including a director of the Company and others related to the director, to acquire a 50% interest in eight placer mining claims in the Avawatz Mining District, San Bernadino, California, subject to a 5% net smelter return. To earn this interest, the Company must expend $350,000 on exploration work by December 31, 1999.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

4.   NATURAL RESOURCES & RELATED LITIGATION (cont.)

          (iii) Also on November 20, 1995, the Company entered into an agreement with a group, including a director of the company and others relating to the director, to acquire a 25% interest in one placer mining claim in the Avawatz Mining District, San Bernadino County, California, subject to a 5% net smelter return. To earn this interest, the Company must expend $50,000 on exploration work by December 31, 1999.

          (iv) As of February 28, 1998, the Company has incurred $59,000 in exploration costs on these properties.

5.   INVESTMENTS

                          Number            Amount            Market Value
                       1998     1997     1998      1997      1998      1997
                      -------------------------------------------------------
EMB Corporation       50,000   50,000   150,000   150,000   150,000   150,000

Semper Resources
Ltd.                   5,000        0     2,000         0     2,000         0
                      -------------------------------------------------------
Totals                                   152000    150000    152000    150000
                      =======================================================


6.   DEPRECIATION

     The Company capitalized the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the declining balance method of depreciation.

     Schedule below are the assets, costs, lives, and accumulated depreciation at February 28, 1998 and February 28, 1997.

                          February 28,       Depreciation        Accumulated
                        1998       1997        Expense           Depreciation
                        Cost       Cost      1998    1997      1998      1997
                       --------------------------------------------------------
Furniture, Fixture &
 Computer Equipment    $126,000   $101,000  $6,000  $6,000   $102,000   $82,000
                       --------------------------------------------------------
Total                  $126,000   $101,000  $6,000  $6,000   $102,000   $82,000
                       ========================================================

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

7.   ACCOUNTS PAYABLE

                                                      February    February
                                                      28, 1998    28, 1997
                                                      --------------------
          Arbitration Award (see notes #1 & #3)       $      0    $762,000

          Legal Fees                                         0      50,000

          Accrued Management Salaries                  230,000           0

          Trade and Other                               77,000      33,000
                                                      --------------------
          Totals                                      $307,000    $845,000
                                                      ====================


8.        SHARE CAPITAL

          a. The authorized share capital of the Company is 100,000,000 without par value.


          Number of Shares (issued or allotted):       February    February
                                                       28, 1998    28, 1997
                                                      ---------------------
          Balance - beginning of year                 5,355,001   2,668,196

          Issued to the public                                0   2,300,000

          Private Placements                            502,000     250,000

          Issued for exercise of stock options          530,500     136,805

          Issued for software technology                300,000           0

          Issued for subsidiary company                 200,000           0

          Issued as a finders fee                        10,000           0
                                                      ---------------------
          Totals                                      6,897,501   5,355,001
                                                      =====================

     During the year ended February 28, 1998, the company:

          (i) Issued 502,000 shares at US $4.00 per share for net proceeds of US $1,614,800 (Cdn $2,284,984) by way of private placement

          (ii) Issued 530,500 shares at an average Cdn $0.70 for proceeds of Cdn $373,920 on the exercise of share purchase options

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

8.   SHARE CAPITAL (cont.)

     b. Common share purchase options are outstanding; expiring at various dates to December 1, 2002 for 498,658 (1997 - 530,500; 1996 - 235,377;
          1995 -182,120) common shares at prices between Cdn $3.13 and Cdn $8.45 per share.

               Outstanding stock options as of February 28, 1998:
               Exercise price:
               Less than Cdn $6.00 per share                       93,658
               Between Cdn $6.00 and Cdn $8.00 per share          355,000
               Greater than Cdn $8.00 per share                    50,000
                                                                  -------
               Totals                                             498,658
                                                                  =======

          Number of Options:                                    February       35488      35123
                                                                28, 1998
                                                                -------------------------------
          Outstanding -beginning of year at average price
          of Cdn. $0.70 (1997 - Cdn $0.79; 1996 - Cdn
          $0.96)                                                 530,500     235,377    182,120

          Granted during the year at an average price of
          Cdn $6.53 (1997 - Cdn. $0.68; 1996 - Cdn $0.65)        618,658     455,500     83,257

          Exercised at an average price of Cdn $0.70 (1997
          - Cdn. $0.70)                                         (530,500)   (136,805)         0

          Expired or cancelled during the year at an
          average price of Cdn. $6.68 (1997 - Cdn. $1.10)       (120,000)    (23,572)   (30,000)

                                                                -------------------------------
          Totals                                                 498,658     530,500    235,377
                                                                ===============================

     c.   During the year ended February 28, 1998 the Company:
          (i)   granted 618,658 (1997 - 455,500; 1996 - 83,247) options at exercise prices ranging from Cdn $3.13 to Cdn $8.45 per share, expiring between August 7, 2002 and November 13, 2002.

          (ii) amended the exercise price on Nil (1997 - 118,257; 1996 - 177,120) options

          (iii) Cancelled 120,000 (1997 - 23,572; 1996 - 30,000) options

     d. On September 12, 1997, the Company entered into a financing agreement with Robb, Peck McCooey Clearing Corp, ("Robb Peck"). The agreement allowed Robb, Peck and/or its clients to invest up to $15.4 million in Veronex. Veronex agreed to pay Robb, Peck certain fees and expenses. On November 7, 1997, as a result of the agreement, 502,000 shares were issued at a price of US$4.00 per share, for net proceeds of $1,614,000. Attached to the shares are 502,000 transferable share purchase warrants exercisable at a price of US $8.00 per share for a five year period commencing after the final closing of the offering. These warrants may be redeemed by the Company at US $0.10 per warrant subject to certain conditions and approvals.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

8.   SHARE CAPITAL (cont.)

          In addition the Company has issued 100,400 placement agent's share purchase warrants exercisable at a price of US $4.00 per share for a five year period commencing after the final closing of the offering. These warrants may be redeemed by the Company at US $0.10 subject to certain conditions and approvals (see Note #14 - Subsequent Events).

     e. As mentioned in Note #1, 2,000,000 shares of the 12,000,000 shares to be issued contingent on revenue, for the acquisition of the I|Nova System have been allocated to the Company's 1997 Contingent Stock Option Plan. As at February 28, 1997, 1,315,000 of these contingent options have been allocated at an average exercisable price of Cdn $2.82 to personnel involved in the integration and marketing of the I|Nova System.

9.   INCOME TAXES

     The Company has adopted the provisions of SFAS No., 109, "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     The Company has fully reserved the tax benefits of these operating losses because the likelihood of realization of the tax benefits cannot be determined.

     Temporary differences between the time of reporting certain items for financial and tax reporting purposes consist primarily of compensation expense related to the issuance of stock options.

                                                                 35853         35488        35123
                                                             ------------------------------------
          Tax at statutory rates                             $(92,000)   $   230,700    $(350,000)

          Resource deductions claimed                               0     (2,357,000)           0

          Salary expense previously expensed for
           accounting purposes, now claimed for income
           tax purposes                                             0       (568,000)           0

          Losses not recognized for income tax purposes        92,000        618,000      350,000
                                                              -----------------------------------
                                                                  NIL         NIL            NIL
                                                              ===================================

          No income taxes are currently payable. The Company and its Subsidiaries have approximately $18,500,000 of Canadian and foreign resource property expenditures and reported losses available to reduce taxable income in future years. Future tax benefits relating to these amounts have been eliminated by the application of a valuation allowance.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

9.        INCOME TAXES (cont.)

          Income tax losses of the Company and its Subsidiaries, included above, expire as follows:


               2000       Cdn     $275,000
               2001                929,000
               2002                934,000
               2003                614,000
               2004              1,315,000
                                ----------
               Total            $4,067,000
                                ==========

10.  SEGMENTED INFORMATION

     Prior to January 14, 1997, the Company's principal asset was its interest in the Enim Oil Project on the Island of Sumatra, Indonesia, which was fully provided for as of February 28, 1995 by a charge to operations (see Note #4).

     During the year ended February 29, 1996, the Company entered into three agreements to acquire interests in 13 placer mining claims. All of the claims are located in the Avawatz Mining District, San Bernadino County, California, USA.

     During the year ended February 28, 1997, the Company entered into an agreement to acquire certain software technology (the I|Nova System) as explained in note #1.

     During the year ended February 28, 1998, the Company entered into an agreement to acquire additional software technology (the Archidata System). In addition, during the year ended February 28, 1998, the Company entered into an agreement to acquire a software development company (Mainstream Technologies, Inc.). Both acquisitions are explained in note #1. As of February 28, 1998, the Company's major business effort is directed toward the development and licensing of its software systems.

11.  RELATED PARTY TRANSACTIONS

     a. During the year ended February 28, 1998, management and secretarial fees of $10,000 (1997 -$18,000; 1996 - $40,000) were paid to a Company controlled by a director of the Company.

     b. During the year ended February 28, 1998, accounting fees of $2,000 (1997 - $10,000; 1995 - NIL) were paid to an officer of the Company.

     c. Included in accounts payable is approximately $230,000 (1997 - $NIL; 1996 - $980,000) payable to an officer of the Company under the terms of an employment contract and for reimbursement of services. (See Note #13 -Contingencies and Commitments)

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

12.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     a. Statement of Financial Accounting Standards No., 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), was made effective for the period beginning after December 15, 1995. Under this standard, management of the Company must review the net carrying value of each mineral property for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

          Since the Company has not yet completed a feasibility study with respect to its mineral property, information required to calculate the estimated future cash flows as required under SFAS 121, is not yet available. However, management reviews the carrying value of the property through its ongoing program of exploration for commercially viable mineral reserves.

     b. The Company has elected to follow Accounting Principles Board Opinion No., 25, "Accounting for Stock Issued to Employees" (APB 225) and related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting under SFAS 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant, no compensation expense is recognized.

          The fair value for options granted during the year ended February 28, 1998, as estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998:

          -    risk-free interest rates of between 5.42% and 5.93%
          -    dividend yield of 0%
          - volatility factors of the expected market price of the Company's stock of 80%
          -    an expected life of the option of one and one-half years

          Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective inputs assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

          For pro forma disclosure, the estimated fair value of the option is amortized to expense in the period the option is granted. For the year ended February 28, 1998, the Company's pro forma net loss and pro forma loss per share have been calculated to be $620,000 and $0.10, respectively. For the year ended February 28, 1997, the Company's pro forma net earnings and pro forma earnings per share were calculated to be $4,998,000 and $0.97, respectively.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

12.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (cont.)

          Pro forma fully diluted loss per share for the year ended February 28, 1998, has not been calculated as it would be anti-dilutive. Pro forma fully diluted earnings per share for the year ended February 28, 1997, was calculated to be $0.92.

     c.   New Technical Pronouncements
          ----------------------------

          In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended February 28, 1998.

          In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ended February 28, 1998. Adoption of SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

          In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued effective for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal years ended February 28, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

13.  CONTINGENCIES AND COMMITMENTS

     a. The Company has an employment contract with an officer and director for $350,000 per annum that extends to December 15, 2002.

     b. The Company has employment contracts, including those referred to in Note #1, totaling $1,148,000 with personnel involved in the development, integration and marketing of the I|Nova System.

     c. The Company leases office facilities in Santa Ana, California under operating leases expiring in September 1999.

          Minimum future rental payments under the lease are:

          Year Ending             Amount
          -----------             -------
          September 30, 1998      $18,480
          September 30, 1999       33,545
                                  -------
          Total                   $52,025
                                  =======

          Other office facilities in California and Vancouver, Canada are rented on a month to month basis.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1998, February 28, 1997 and February 29, 1996 (In U.S. Dollars)

14.  SUBSEQUENT EVENTS

     a. Subsequent to the year end the Company has entered into three Strategic Alliance Agreements to License the I|Nova System.

     b. Subsequent to the year end the Company has issued 80,000 shares at a price of Cdn $6.58 for proceeds of Cdn $526,400 on the exercise of share purchase options.

     c. Subsequent to the year end the Company has issued share purchase options for 20,000 shares exercisable at a price of Cdn $5.94 expiring March 23, 2003.

     d. Subsequent to the year end, on May 12, 1998, the Company cancelled the placement agent's warrants referred to in the note 7(d) at the order of the British Columbia Securities Commission. The Company is currently seeking a Discretionary Order which would allow the Company to reissue these warrants. In the event the Discretionary Order is not granted it is the Company's intention to compensate the placement agent in an alternative manner for its services.

     e. At varying dates subsequent to the year end, the Company commenced litigation proceedings and became a party to arbitration proceedings against certain of its former employees, one of which arbitration proceedings was settled. In the litigation, the Company has alleged, among other causes of action, that the party defendants misappropriated the Company's intellectual property. In such litigation, the Company was granted a temporary restraining order against the party defendants. Further, the Company believes that the issues raised in the arbitration proceedings are inextricably intertwined with the matters that are the subject of the litigation.


15.  RISKS AND UNCERTAINTIES

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements relating to the expected capabilities of Veronex Technologies, Inc., (the "Company") discussed herein. Such forward-looking statements include expressions of belief, expectation, contemplation estimation and other expression not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior to the present and proposed products and services of the company, (ii) the products and services may not be marketed effectively by the Company, and (iii) potential customers may find other products and services more suitable for the applications marketed by the Company, as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein may assume certain economic and industry conditions and parameters subject to change.

Item 19.  Financial Statements and Exhibits
          ---------------------------------

Sequentially
Exhibit                                                                 Numbered
  Number                 Exhibit                                            Page
 -------                 -------                                        --------

 3 Articles of Incorporation and By-laws of the Registrant are incorporated by reference to Exhibit 1 to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1985.

 4           None.

 9           None.

10(a) Agreement of Sale dated July 12, 1995 between the Registrant and Martin J. Garo, Barbara A. Garo, Daniel
             R. Garo, Kevin W. Garo, Joe Jones, Damon Young, Lisa Anderson and Timothy O'Connor whereby the Registrant acquired four placer mining claims, all situate in Avawatz Mining District, County of San Bernardino, State of California, United States of America is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended
             February 28, 1995

10(b)        Director's Stock Option Agreement dated January 28,
             1997 between the Registrant and David A. Hite is incorporated by reference to the Registrant's Annual
             Report on Form 10-K for the fiscal year ended
             February 28, 1997


10(c) Director's Stock Option Agreement dated January 30, 1997 between the Registrant and Sandra M. Milligan is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997

10(d)        Director's Stock Option Agreement dated November 12,
             1997 between the Registrant and J. Lewis Dillman is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10(e) Director's Stock Option Agreement dated November 12, 1997 between the Registrant and Pru Zerny is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10(f) Director's Stock Option Agreement dated November 12, 1997 between the Registrant and Sandra M. Milligan is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10(g) Employees Stock Option Agreement dated November 12, 1997 between the Registrant and Peggy Martin is incorporated by reference to the Registrant's Annual Report on Form
             20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10(h) 1997 Contingent Stock Option Plan is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10(i) Agreement of Sale dated November 20, 1995 between the Registrant and David A. Hite and Timothy Hite whereby the Registrant acquired the Alexander Star #2 Claim, comprised of 160 acres and located in San Bernardino, California is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 29, 1996

10(j) Agreement of Sale dated November 20, 1995 between the Registrant and David A. Hite, Donna L. Hite, Timothy W. Hite and Bradley Hite whereby the Registrant was granted an option to acquire eight placer mining claims known as the Alexander Star #91-98 Claims, all l,280 acres and located in San Bernardino, California is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 29, 1996

10(k) Amending Agreement dated April 1, 1997 to the Property Purchase Agreement dated January 14, 1997 between the Registrant and Thomas J. Price, extending the date for receipt of all requisite regulatory approvals from June 30, 1997 to December 31, 1997 is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997

10(l) Property Purchase Agreement dated January 14, 1997 between the Registrant and Thomas J. Price whereby the Registrant will acquire a 100% interest in and to certain software technology and intellectual property created by Thomas J. Price, known as the Automated Information Management (the "AIM Technology") is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997

10(m) Property Purchase Agreement effective August 1, 1997 between the Registrant and Terry G. Goodbody whereby the Registrant acquired a 100% interest in and to certain proprietary intellectual property created by Goodbody, known as the Archidata Technology is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10(n) Stock Purchase Agreement dated the August 1, 1997 between the Registrant and Thomas A. Speed whereby the Registrant acquired a 100% interest in and to Mainstream Technologies, Inc., a California corporation is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

11 For Statement re computation of share earnings, refer to Consolidated Financial Statements for the Years ended February 28, 1998, February 28, 1997 and February 29, 1996 for the Registrant which are incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

12           Not Applicable.

13 Forms 10-Q for the periods ended May 31, 1997, August 31, 1997 and November 30, 1997 are incorporated by reference to filings with the Securities & Exchange Commission on July 10, 1997, October 20, 1997 and January 5, 1998,
             respectively. Additionally a Form 10-Q/A was filed for the period ended August 31, 1997 on December 24, 1997 and a Form 10-Q/A was filed for the period ended November 30, 1997 on January 8, 1998.

18 Letter concerning change in accounting principles from Coopers & Lybrand dated May 28, 1990 is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1990 filed on May 28, 1990.

19           None.

22 Subsidiaries of the registrant is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

23 Draft Notice of Annual General Meeting, Information Circular and Proxy is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

24(a) Consent Letter from Schvaneveldt and Company consenting to the inclusion of the Auditors' Report dated July 14, 1998 of the Consolidated Financial Statements of the Registrant for the years ended February 28, 1998, February 28, 1997 and February 29, 1996 is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

25           None.

28(a) A Form 8-K was filed on August 26, 1997 announcing the acquisition of Mainstream Technologies, Inc.

28(b) A Form 8-K was filed on November 20, 1997 announcing the completion of a private placement agreement with Robb, Peck, McCooey Clearing Corporation, a New York Stock
             Exchange Member investment banking firm.

28(c) A Form 8-K was filed on June 24, 1998 announcing the resignation of Coopers & Lybrand as the Company's auditors.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    VERONEX TECHNOLOGIES, INC.


Date: July 31, 1998                 By:  /s/ Thomas J. Price
                                        _______________________
                                             Thomas J. Price
                                             President


Date: July 31, 1998                 By:  /s/ Peggy Martin
                                        _______________________
                                             Peggy Martin
                                             Secretary