Form 20-F
period 1999-02-28
VERONEX TECHNOLOGIES INC
filed 1999-09-30
CIK 781894

SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                    FORM 20-F

              [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended   February 28, 1999
                                             -------------------
                         Commission File Number 0-13967
                                                -------
                           VERONEX TECHNOLOGIES, INC.
                           --------------------------
             (Exact name of Registrant as specified in its charter)

                           VERONEX TECHNOLOGIES, INC.
                           ---------------------------
                 (Translation of Registrant's name into English)

                      Province of British Columbia, Canada
                      -------------------------------------
                 (Jurisdiction of incorporation or organization)

          #1505-800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
         --------------------------------------------------------------
                    (Address of principal executive offices)

          Securities registered or to be registered pursuant to Section
                                12(g) of the Act:

                           Common Shares, no par value
                          ----------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:

                                      None
                                     ------
                                (Title of Class)


Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.
                                                                      7,549,774
                                                                     -----------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.      Yes  X .  No    .
                                            ---      ---
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17    .  Item 18  X .
        ---          ----

                                     PART I
                                    --------

Item 1.   Description of Business
- ---------------------------------
Organization
- ------------
Veronex Technologies, Inc. (formerly, International Veronex Resources Ltd.) (hereinafter referred to as "Veronex" or the "Company") has acquired the worldwide rights to an automated information system and application manager (the
"I/Nova System") technology (formerly known as the "AIM System").   The
Company's name change reflects its successful transition to the computer software industry. The Company's Common Stock is registered under the United States Securities Exchange Act of 1934 and its stock trades on the OTC Bulletin Board in the United States of America under the symbol "VXTK". The Company's Common Stock was also registered with and traded on the Vancouver Stock Exchange in Canada under its previous name, International Veronex Resources Ltd., and symbol "IVX", until the Company applied for a voluntary delisting from the Vancouver Stock Exchange. As of July 4, 1997, the Company's common shares were delisted from trading on the Vancouver Stock Exchange. Prior to that time, the Company's stock also traded on the American Stock Exchange.

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

Veronex, together with its wholly owned subsidiaries, Veronex Resources, Inc., Nordell International Resources Ltd. ("Nordell"), Bonaparte Resources Ltd., Richport Resources Ltd., Align Energy Inc., High River Industries Ltd., and Mainstream Technologies, Inc., an indirect wholly-owned subsidiary, along with PCS Acquisition Corp. ("PCS Acq."; a California subsidiary that merged with ProMax Conceptual Strategies, as more particularly described below), designs, develops, licenses and supports computer software products for complete enterprise wide management application development and implementation for competitive, innovative and flexible business solutions. In addition, Veronex is involved in the acquisition and, as warranted, exploration and development of natural resource opportunities (Veronex Technologies, Inc. and the subsidiaries are referred to collectively as "Veronex").

The Company maintains its principal executive offices at 800 West Pender Street, Suite 1505, Vancouver, British Columbia, Canada V6C 2V6 and has offices at 18023 Sky Park Circle, Suite E-2, Irvine, California, U.S.A. 92614 and 363 Brookhollow Drive, Santa Ana, California, U.S.A. 92705.

On January 14, 1997 the Company entered into a Property Purchase Agreement (the "Agreement") with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an information management application system, including a source program analyzer (collectively referred to as the "I/Nova System"). The terms of the Agreement provide for Veronex to pay a fee of $20,000 and to issue up to 12,000,000 shares of Common Stock to acquire the I/Nova System. Veronex issued 100,000 shares of its Common Stock and will issue the balance of the shares of Common Stock based on a contingent, earn-out formula, dependant upon future revenues generated from licensing sales and maintenance contracts of the I/Nova System. A finder's fee will be payable pursuant to the rules, policies and guidelines of the regulatory authorities.

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

Effective August 1, 1997, Veronex acquired additional complimentary software technologies through two additional transactions:

(i) a Property Purchase Agreement with Terry G. Goodbody, a software developer; and
(ii) a Stock Purchase Agreement with Thomas A. Speed, pursuant to which Mainstream Technologies, Inc., a California corporation owned by Mr. Speed, became a wholly-owned subsidiary of Veronex.

As a result of the three transactions described above, Veronex acquired the I/Nova System computer software technology, as more particularly described in
Item 9, Management's Discussion and Analysis of Financial Condition and Results of Operations. Subsequent ot the acquisitions, Veronex spent several months integrating these methodologies and technologies into a complete system for the alternative future use of solving the Year 2000 computer problem. The software technology for the Year 2000 solution is very unique and a patent application was filed in August 1997 to protect its unique capabilities.

Recent Developments
- --------------------
On February 1, 1999, the Company announced the appointment of W. Gennen McDowall to the Company's Board of Directors.

On September 12, 1997, the Company entered into a financing agreement with Robb, Peck, McCooey Clearing Corp. ("Robb, Peck"). The agreement allowed Robb, Peck and/or its clients to invest up to $15.4 million in Veronex. Veronex agreed to pay Robb, Peck certain fees and expenses. On November 7, 1997, as a result of the agreement, 502,000 shares of the Company's Common Stock were issued for net
proceeds of $1,659,000.   As part of this transaction and subsequent to the
Company's year end, the Company issued 502,000 additional Units to the investors and 100,400 additional placement agents' warrants. As of September 7, 1999, there remains outstanding 763,500 warrants and 180,808 placement agents' warrants.

On April 7, 1999, Veronex announced the execution of a fifth Strategic Alliance Agreement with Microtron, Inc., a private company headquartered in Mexico City, Mexico, allowing Veronex the opportunity to introduce its I/Nova System into the Mexican market.

Additionally, on April 20, 1999, Veronex announced the execution of a Strategic Alliance Agreement with Luoma Energy Services, Corp., a private company headquartered in Las Vegas, Nevada, formed for the express purpose of introducing the best of breed enterprise solution services to the electric and gas utility industry.

On April 22, 1999, Veronex announced the execution of a seventh Strategic Alliance Agreement with Global Telephone Communications, Inc., an established supplier of Internet services and high technology services to the People's Republic of China and the Asian-Pacific Basin. Through its wholly-owned subsidiary, Regent Luck Holdings, Global operates under an exclusive agency/licensing agreement with China Telecom's wholly owned subsidiary, Newsnet, to provide basic and advanced Internet services.

On April 27, 1999, Veronex announced the execution of an eighth Strategic Alliance Agreement with Consolidated International Technologies, Inc., a wholly-owned subsidiary of World Wide Ventures Partners, LLC., a Delaware corporation, to license the use of Veronex's I/Nova system.

Execution of another Strategic Alliance Agreement was announced on May 25, 1999 pursuant to which Veronex was selected to develop and deploy an online Electronic Commerce Service Network (the "E-Commerce System") in the Asian Pacific Region. The agreement with East-West Electronic Commerce and Trade Center, Ltd. is to develop the E-Commerce System for a consortium of approximately 6,000 banks and their branches in the Asia-Pacific Region. The banks are located throughout more than 30 countries and collectively have in excess of 10,000,000 enterprises as customers. The terms of the Agreement call for a $2,000,000 license fee plus a $3,000,000 development fee for the E-Commerce System. Additionally, Veronex will share in a portion of the transaction fee generated by the E-Commerce System.

Company Reorganization
- ----------------------
Background Information
- ----------------------
Pursuant to the terms of a January 14, 1997 agreement between the Company and Thomas J. Price, a director and officer of the Company (the "Price Agreement"), the Company acquired a 100% interest in and to certain software technology and intellectual property created by Mr. Price. This technology and property, formerly known as the "AIM Technology" was subsequently renamed the "I/Nova System". Consideration for the I/Nova System was the issuance to Mr. Price of 100,000 shares of the Company and the issuance of up to a further 11,900 ,000 "earn out" shares of the Company to be issued to Mr. Price on the basis of one
(1) share for each US $2.00 of gross cash revenues generated from the I/Nova System (the "Earn Out Shares"). Initially, the Earn Out Shares were to have been issued to Mr. Price by not later than November 30, 1998, but this date was extended to November 30, 1999 after approval for this extension was received from the Company's Members at the Annual General Meeting held September 21, 1998.


Earn Out Shares
- ---------------

At the Company's Annual General Meeting schedule to be held October 21, 1999, Management is seeking shareholder approval to pass a resolution extending the expiry date from November 30, 1999 to November 30, 2000.

Memorandum of Understanding
- ---------------------------
Management of the Company has recently been approached by persons interested in working with the Company to further develop and exploit the I/Nova System. In furtherance thereof, a Confidential Memorandum of Understanding was executed on August 27, 1999 by David A. Hite, Thomas J. Price and Thomas A. Speed (the "Memorandum"). The Memorandum contemplates the reorganization of the Company's affairs and the potential disposition of some or all of the Company's assets. Essentially, the concept behind the Memorandum (the "Reorganization") provides for:

- -    involvement of corporate entity(ies) into which certain of the Company's current assets will be vended, specifically the I/Nova System and the Company's mineral resource properties;
- -    the Company will retain certain of its current assets, specifically the
     e-commerce system;
- -    consideration to be paid to the Company for the above assets would be based upon a value established by a valuation report(s), payable by way of a combination of cash and stock;
- -    distribution of a portion of the above shares to the Company's Members.
- -    concurrently, upon the sale of the I/Nova System, the Company would be obligated to proceed with the issuance to Thomas J. Price of those 11,900,000 common shares due to be issued to Price as set out above and in consideration for the acquisition of the I/Nova System further to that agreement dated January 14, 1997 between Price and the Company.
     Shareholder approval to the issuance of these shares and the resulting change in control upon the issuance of the 11,900,000 common shares was sought and obtained at the Company's Annual General Meeting held May 21, 1997;

The resulting new Veronex company would retain the E-Commerce System in the Asian Pacific Region which calls for a $2,000,000 licensing fee and a $3,000,000 development fee, as well share in a portion of each transaction fee generated by the use of the E-Commerce System. According to the Company's Planned Phase Development Plan, Phase I is expected to be completed by December 31, 1999 and would result in the installation and operation of the E-Commerce System in 5 countries, 5 banks per country and 10 business enterprises per bank. Phase II is expected to be operational by April 30, 1999 for 80 banks, each with 100 business enterprises per bank in 33 countries through the Association of Development Financial Institutions in Asian-Pacific (ADFIAP). Phase III is expected to be operational by April 30, 2000 as well, in 5,680 banks with 1,000+ business enterprises per bank through the Asia Pacific Banking Association.

Thomas J. Price would be appointed President and CEO of the Company upon completion of the reorganization. Veronex would receive sufficient cash from the corporate entity(ies) to continue operations until such time as the revenues from every transaction processed by the use of the E-Commerce System are received, as well as an undetermined number of shares of the corporate entity(ies), the number of which are to be based on the Evaluation Report.

This would allow the Company to totally focus its efforts on the E-Commerce System. Upon completion of the reorganization, David A. Hite would resign as Chairman of the Board, CEO, CFO and director of Veronex and become CEO and director of the corporate entity(ies), thus ensuring the best interests of Veronex shareholders who would be receiving a pro-rata distribution of the shares in said corporate entity(ies), if approved by the members. As a result, each Veronex shareholder would have the chance to participate in the business opportunities sustained by two reporting companies.

At the Company's Annual General Meeting scheduled to be held October 21, 1999, Management will seek Member approval in principle for the Reorganization.

Potential Disposition of the Company's Undertaking and Assets
- --------------------------------------------------------------
At any time when a company seeks to dispose of all or substantially all of its assets and undertaking, Member approval is required. Implementation of the Reorganization, amended or otherwise, may result in the distribution of the Company's assets and undertaking. As a result, Members must approve the transaction by way of special resolution. The Reorganization Special Resolution must be approved by 75% of the shares eligible to vote at the Meeting in order to comply with applicable statutory requirements of the Company Act (British Columbia). Member approval will be sought for the potential disposition of the I/Nova System and the Company's Mineral Claims, located in Avawatz Mining District, County of San Bernadino, California.

Item 2.   Description of Property
- ---------------------------------
Placer Gold Mining Claims, California
- -------------------------------------
During fiscal year 1996, the Company acquired certain interests in placer mining claims known as the Alexander Star #2, Alexander Star #4 through 7 and Alexander Star #91 through 98 Claims, all located in the Avawatz Mining District, County of San Bernardino, California (the "Alexander Star Property"). The Company is maintaining these claims in good standing until such time as the price of gold is of sufficient value to warrant further exploration and/or development.

THERE ARE NO KNOWN RESERVES OF COMMERCIAL ORE ON THE PROPERTIES AND THIS PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

In addition to the properties involved in the Placer Gold Mining Claims in California, Veronex maintains leased office space in Vancouver, British Columbia, Irvine, California and Santa Ana, California.

Item 3.   Legal Proceedings
- ---------------------------
ENIM OIL PROJECT AND RELATED LITIGATION
- ---------------------------------------
Beginning in January 1990, the Company became involved in complex litigation relating to its interest in the Enim Oil Project in Indonesia. Essentially, as of March 1998, the litigation involving the Enim Oil Project and any exposure to liability to the Company was completed.

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

This Arbitration Award ultimately led to a number of adversarial lawsuits with Triton, as well as the settlement of a malpractice lawsuit against the Company's former attorneys, McDermott, Will & Emery and Cadwalder, Wickersham & Taft, who represented Nordell in the arbitration proceedings. As a result of the settlement agreement, Veronex recorded a one-time non-recurring gain of $5,200,000.

Several of the lawsuits initiated by Triton were of a malicious or vindictive nature aimed at both Veronex and one of Veronex's directors, David A. Hite. As a result, Veronex, Nordell and Hite filed a malicious prosecution lawsuit against Triton in the Superior Court for California in Los Angeles, California, alleging, among other things, abuse of process, wrongful attachment, breach of fiduciary duty and fraud. The lawsuit seeks both punitive and exemplary damages, specific performance of the Arbitration Award and an accounting of the Enim Oil Project joint venture. This lawsuit was removed to the US District Court, Central Division of California. The trial commenced September 14, 1999 and resulted in a favorable decision for Mr. Hite and Veronex. The decision was rendered on September 17, 1999. The Court found that the letter agreement was not a guarantee and that Triton had maliciously prosecuted Mr. Hite, awarding him compensatory damages and punitive damages. The Court also awarded Veronex compensatory damages, but no punitive damages. The damage portion of the trial was continued until October 5, 1999.

FORMER EMPLOYEES
- -----------------
The Company was involved in litigation proceedings and became a party to arbitration proceedings against certain of its former employees. In the litigation, the company alleged, among other causes of action, that the party defendants misappropriated the Company's intellectual property; and was granted a temporary restraining order against the party defendants. Further, the Company maintained that the issues raised in the arbitration proceedings were inextricably intertwined with the matters that were the subject of the litiga tion. During the period ended November 30, 1998, the litigation with its former employees was settled in full.

SHELLEY LAWSUIT
- ---------------
Between June 26, 1998 and June 14, 1999, Gerald N. Shelley (and his law corpora tion) and PCS Acquisition Corp., a wholly-owned subsidiary of the Company, and the Company (as well as certain related individuals) filed a series of com plaints and cross complaints against each other in the Superior Court for Orange County, California. On April 16, 1999, the parties reached a comprehensive settlement of the disputes among them. At the present time, Veronex is not a party to any other legal proceedings, nor is it aware of any proceedings contemplated by any governmental authorities against it.

Item 4.        Control of Registrant
- -------------------------------------
a) The Registrant is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.
b) To the knowledge of the Directors and Senior Officers of the Company, only the following individual holds shares carrying more that 10% of the voting rights attached to all outstanding shares of the company as at September 7, 1999:

Name of Owner       Number of Shares    Percentage of Issued and Outstanding
- -------------       ------------------- ------------------------------------
Cede & Co.            4,394,838           53%
CDS & Co.               827,189           10%

c) As at September 7, 1999, the Officers and Directors of the registrant held the following common shares:

Identity of Person or Group   Amount Owned        Percentage of Class
- --------------------------    ------------        -------------------
Directors & Officers              791,801           9.58%

Item 5.   Nature of Trading Market
- ----------------------------------
The Registrant has only one class of capital stock, Common Shares without par
value.   Veronex's Common Stock is  registered under the United States Securi ties Exchange Act of 1934 and its stock trades on the OTC Bulletin Board in the United States as of February 4, 1993. Prior to that date, the stock traded on the American Stock Exchange. The stock also traded on the Vancouver Stock Exchange until it applied for and was granted a voluntary delisting on July 4, 1997.

The price range for the low and high bids of shares of Veronex's Common Stock, on a quarterly basis, on the OTC Bulletin Board for 1998 and 1997 expressed in U.S. Dollars are set out in the following table:

                    Fiscal 1999              Fiscal 1998
                    Low       High           Low       High
                    ---       ----           ---       ----
1st Quarter         $3.64     $ 16.75        $ .88     $3.13
2nd Quarter         $3.31     $  9.94        $1.75     $5.44
3rd Quarter         $1.50     $  5.25        $3.63     $5.88
4th Quarter         $1.28     $  6.38        $2.63     $5.13


Note: The NASD quotations represent inter-dealer prices, without mark-ups or commissions, and may not necessarily be indicative of actual sales prices.

There have been no cash dividends paid on the common shares during the last two years.

The Registrant has been informed by Montreal Trust, the Registrar and Transfer Agent, that as at September 7, 1999 Veronex had 3,379 shareholders of record.

Item 6.   Exchange Controls and Other Limitations Affecting Security Holders
- ----------------------------------------------------------------------------
There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of Veronex Technologies, Inc.'s shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 7. Taxation".
                                                           ----------
Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of Veronex Technologies, Inc. on the right of foreigners to hold and/or vote the shares of Veronex Technologies, Inc.

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

Item 7.   Taxation
- ------------------
Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further 5% reduction in the withholding tax rate on the gross amount of dividends is applicable when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

Disposition of Shares by Non-Residents of Canada
- -------------------------------------------------
A non-resident of Canada who holds shares of Veronex Technologies, Inc. as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of Veronex Technologies, Inc. would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of Veronex Technologies, Inc. belonged to the non-resident, to a person with whom the non-resident did not deal at arm's length, or to the non-resident and any persons with whom the non-resident did not deal at arm's length.

Item 8.   Selected Financial Data (in $000's U.S. Dollars)
- ----------------------------------------------------------


                             Feb. 28,   Feb. 28,    Feb. 28,    Feb. 29,   Feb. 28,
                                 1999       1998       1997         1996       1995
                            ---------  ---------   ---------   ---------  ---------
Revenue                     $ 10,258   $    294    $    132    $      1   $      2
- ---------------             ---------  ---------   ---------   ---------  ---------
Earnings (Loss)
 for Period                 $  4,677   $ (1,151)   $  5,140    $   (779)  $ (4,793)
- ---------------             ---------  ---------   ---------   ---------  ---------
Total Assets                $ 13,621   $  4,685    $  3,494    $    102   $     91
- ---------------             ---------  ---------   ---------   ---------  ---------
Working Capital/
 (Deficiency)               $  8,512   $  2,333    $  2,394    $ (3,371)  $ (2,629)
- ---------------             ---------  ---------   ---------   ---------  ---------
Shareholders'
Equity (Deficit)            $ 10,891   $  4,378    $  2,649    $ (3,290)  $ (2,599)
- ---------------             ---------  ---------   ---------   ---------  ---------

This selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere herein.

Item 9.
- -------
Management's Discussion and Analysis of Financial Condition and Results of Operations
- --------------------------------------------------------------------------
General
- -------
     Veronex Technologies, Inc. (the Company) (OTCBB:VXTK) is a public company whose stock trades on the NASD over the counter electronic bulletin board under the symbol VXTK. The Company had 7,549,774 shares issued and outstanding as of February 28, 1999 with the potential for 25.5 million shares to be outstanding on a fully diluted basis.

     Veronex is utilizing its assets and strategic planning resources to focus on building a business application software company. The Company's strategy is to focus on providing the most flexible business application development software which can substantially reduce the costs of an enterprise's software application development and maintenance.

     In a series of planned acquisitions, Veronex has orchestrated the creation and integration of unique niche, patent pending, technologies designed to reduce the impact of enormous industry dependence on legacy software applications in mainframe computers by eliminating source code redundancy. A fortuitous benefit of Veronex's I/Nova System technology is a built-in solution to the Year 2000 problem in COBOL based applications. The possible effect and extent of the Y2k problem is feared by industry and government organizations worldwide as it is expected to impact application systems into the foreseeable future. Veronex has now established relationships with 9 strategic partners, 6 teaming partners, 2 European distributors, 3 technical alliances and selected end-user accounts and is poised for success.

Company Background
- ------------------
     Founded in 1974 in the Province of British Columbia, Canada, Veronex is a Canadian company with operations in Canada, the United States of America and the Philippines. As a publicly traded corporation, Veronex is a fully registered and reporting company in the United States. In late 1996, Veronex initiated an aggressive strategy to transition to a software application development company. The growing and lucrative business application software industry offers unlim ited opportunities as we move into the new millennium. Impetus for this transi tion has been fueled by global concerns and opportunities surrounding the Year 2000 rollover impact on antiquated legacy software systems.

New Opportunity Strategy
- ------------------------
          As part of an on-going program to analyze alternative investment strategies, Veronex management and consultants identified several emerging opportunities in the business application software industry. Following a period of investigation and due diligence, Veronex elected to move into the software industry. In 1996, Veronex management began implementing a long-term strategy to acquire and develop a software application development company focused on acquiring the most flexible business application software available. Management believes that an added advantage of flexible application development software would be the ability to reduce the long-term maintenance costs of legacy business software systems. Currently, the highest cost of software is not in its development or purchase but rather in its continued maintenance.

     So-called "Legacy Software Systems" were developed using first and second generation languages which lacked flexibility. Further, these legacy systems were developed using what have become outdated, obsolete proprietary software programming languages which have never been updated. While business applications involved in legacy software systems are still valid and functional, there exists a real need for a new generation of non-technical business application software which is not bound to any "programming language." Veronex's I/Nova System is the best answer to this multi-billion dollar problem.

     At the same time Veronex was making the transition to a software applica tion company, the Year 2000 ("Y2k") Problem, a problem which is indicative of the larger legacy software systems maintenance issues, began to dominate the software industry marketplace. Veronex believes that the Y2k problem can easily be resolved by the I/Nova System and this solution can be leveraged to bring attention to the Company's flexible software and to its overall approach to lowering software maintenance costs.

     The Company identified three essential elements for the successful implementation of its strategic business plan:

1. A flexible business application software which is not language dependent;
2. An automated software migration tool (analyzer) capable of identifying and eliminating code redundancy which can be adapted to a workstation and supporting tool-set to implement the analyzer and repair capability; and
3. A database interface compatible with all popular database solutions including Oracle, Sybase and DB2.

     A thorough evaluation of existing firms and technology resulted in the identification of three tools that collectively would satisfy the desired elements:

1. Pro-Max Conceptual Strategies, Inc. which had an automated information management system (I/Nova System);
2.   Mainstream Technologies, Inc. which had an established customer base and
     technical support   infrastructure; and
3.   ArchiData Systems, Inc. which had a Y2k certified compliant methodology.

     Using profits from concluded natural resource investments, the Company paid off all debt in 1996. In January 1997 Veronex made its first planned technology acquisition by entering into a Property Purchase Agreement to acquire software technology including an automated information manager, an information management application system, and a source program analyzer. This technology became the heart of the I/Nova System, a fully integrated business application software and analysis tool-set capable of solving the Y2k Problem, repairing legacy computer programs and/or migrating existing COBOL legacy systems to the I|Nova System.

     After acquiring the I/Nova technology, Veronex made extensive development to the migration analyzer to transition it into a Y2k solution tool. Veronex has applied for a patent on the developed source program analyzer, I/Nova, known as the DataCentric Analyzer.

     The second Veronex acquisition in business software occurred in August 1997 when the Company purchased Mainstream Technologies, Inc. Mainstream provides specialized software development and publishing capabilities and extends the Veronex client set to include industry leaders such as BASF Corporation. The addition of Mainstream Technologies significantly enhanced Veronex's technical and facility resources in preparation for the launch of the analysis, repair, testing and re-engineering product known as I/Nova.

     The I/Nova tool-set offers COBOL legacy code analysis, repair, standardization and lines of code reduction to the Y2k marketplace and beyond. The Veronex tool-set delivers its clients a return on their software investment by streamlining information system maintenance budgets and positioning a business to address future application requirements.

     The third acquisition, in August 1997, was the purchase of ArchiData Systems, Inc.'s technology. ArchiData Systems' technology is compatible with all popular database solutions. Coupled with the I/Nova Data Centric Analyzer, Veronex's business software products and services enable companies to standardize and revitalize their COBOL legacy systems. Revitalization or reduction in the volume of source code and data substantially reduces the cost of information system maintenance.

     Veronex has now concluded the merging and integration of these technologies. The Company is offering select clients an early opportunity to experiment with the I/Nova System on a trial basis. Contracts in place and in negotiation with major industry and government organizations anticipate a rapid expansion of Veronex's products and services worldwide as global industries move toward the new millennium.

Strategic Objectives
- ---------------------
     Veronex's mission is to establish the Company as the business software tools provider of choice for the new millennium. Since a by-product of the Veronex software cost reduction tool-set (I/Nova System) is a ready solution to the Y2k problem, one of the Company's strategic objectives is to emphasize the I/Nova System tool-set's Y2k solution capabilities. By introducing Veronex's I/Nova tool-set as the next generation software for reducing software mainte nance costs and solving the Y2k legacy code problems, Veronex has been able to leverage into the full capabilities available with this product.

     Concurrently, Veronex initiated an end-user sales effort to establish the I/Nova System's unique application development capabilities in a manner consis tent with its objective to establish the I/Nova System as the business software tool-set of choice for the new millennium. In May 1999 the Company entered into an agreement to develop an e-commerce system for a consortium of banks in the Asian Pacific Region. The e-commerce system is a trade point system for busi nesses in the entire Asian Pacific Region which will initially include approxi mately 6,000 banks in 33 countries with more than 10,000,000 business enter prises as clients.

I/Nova System
- -------------
     The I/Nova System technology is the backbone of the Company. The I/Nova System provides a legacy application modernizing tool, an application migration tool and a code-less application development tool. Collectively this tool-set boosts the competitive ability of its users by radically simplifying the development, integration, deployment, and management of their enterprise applications.

     The I/Nova System technology consists of three (3) separate tools which are seamlessly integrated:

1.   The DataCentric Analyzer - Legacy Modernizing Tool (also Y2k solution tool)
2.   The Rapid Application Development System - Code-less RAD Tool
3.   The Application Manager - Platform Independent Deployment Tool

     These three tools can be used as a set or individually to accomplish the goals of the enterprise's information network. More importantly, to the enterprise seeking to achieve a distributed network application, the DataCentric Analyzer can be used in conjunction with the Rapid Application Development System and Application Manager(s) to seamlessly migrate existing proven legacy applications to a client/server environment allowing developers to adopt distributed applications without being hampered by "legacy" management ideas. The I/Nova Application Manager allows the IT professional to port a single application to a wide variety of platforms thus obviating application integra tion.

     The I/Nova DataCentric Analyzer is able to optimize existing applications by eliminating redundant source code and by standardizing source code defini tions, which facilitates application integration and migration.

     I/Nova can seamlessly migrate existing mainframe MVS-COBOL applications to a client/server platform. Unique in its data-centric approach to application management, I/Nova provides the capabilities that organizations need to successfully deploy and manage distributed applications.

     The I/Nova System allows developers to transfer their detailed understand ing of the applications to a production environment, ensuring that their applications, once running, will provide the competitive advantage that their business requires. With ongoing and pro-active monitoring based on the information needs management defines as critical to the application management can be sure that their applications are always under control regardless of the stresses and strains placed upon them. Finally, as applications change over time to answer the changing demands of business enterprises, I/Nova provides an efficient and effective means to manage that change and maintain the control necessary for a competitive advantage.


     The I/Nova System can read existing legacy applications and automate management tasks by leveraging the information that has been modeled into them. Pro-active measures can be taken in response to real-time business environment changes. The I/Nova architecture provides a repository for application configuration and performance information, and methods to capture that information from your application. Through a unique series of modules and interfaces, I/Nova also provides critical status information and empowers management with the capability to change applications on demand, thereby ensuring their business is taking maximum advantage of its applications.

     The I/Nova System's many dynamic features created by its unique approach to modernizing and/or migrating existing applications and to developing new applications make it a very usable software tool-set. The I|Nova System's DataCentric Analyzer provides an automated modernization and migration solution for existing "legacy" applications allowing users the opportunity to modernize and then migrate existing proven applications to a client/server environment.

Liquidity and Capital Requirements
- ----------------------------------
     Veronex's financial performance is dependent on many external factors which are not controllable by management nor predictable as to future fluctuations. Additionally, in the current period of worldwide economic uncertainty, the availability and cost of funds have become increasingly hard to project. Changes and new events in the social, monetary and economic marketplace could materially affect the financial performance of Veronex in the future.

     As of February 28, 1999 the Company had working capital of $8,512,000. Further, Veronex anticipates that it will have adequate cash for all of its planned operations for the next twelve months.

Cautionary Statement Regarding Forward-Looking Statements
- ---------------------------------------------------------
     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Certain statements in this report, including statements of Veronex Technologies, Inc. (the "Company") and management's expectations, intentions, plans and beliefs, including those contained in or implied by "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the Notes to Consolidated Financial Statements, contain forward-looking statements relating to the expected capabilities of the Company, as defined in
Section 21D of the Securities Exchange Act of 1934, that are dependent on certain events, risks and uncertainties that are outside Veronex's and/or management's control. Such forward-looking statements include expressions of belief, expectation, contemplation, estimation and other expressions not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior than the present and proposed products and services of Veronex; (ii) the products and services may not be marketed effectively by Veronex; (iii) potential customers may find other products and services more suitable for the applications marketed by Veronex; (iv) the future outcome of regulatory and litigation matters are not determinable; (v) the assumptions described in this report underlying such forward-looking statements as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein made assume certain economic and industry conditions and parameters subject to change. Any opinions and/or projections expressed herein are solely those of Veronex Technologies, Inc. and are subject to change without notice. Actual results and developments could differ materially from those expressed in or implied by such statements due to a number of factors including those described in the context of such forward-looking statements.


RESULTS OF FISCAL 1999 COMPARED TO FISCAL 1998
- ----------------------------------------------
     Veronex reported net income of $4,677,000 ($0.67 per share) for the fiscal year ended February 28, 1999 and a net loss of $1,151,000 ($0.19 per share) for the fiscal year ended February 28, 1998, on revenues of $10,258,000 and $294,000, respectively.

     During the fiscal year ended February 28, 1999, Veronex recorded revenues of $10,258,000 from the licensing and maintenance of its software products. Costs offsetting these revenues included $3,111,000 in software marketing costs and $258,000 in amortization of software acquisition and integration costs.

     The increase of $1,302,000 in operating and administration costs is a result of several factors. Professional fees increased by $624,000 primarily as a result of legal fees associated with the arbitration and litigation proceedings against certain former employees. Shareholder relations costs increased by $297,000 primarily as a result of disseminating corporate information to shareholders and investors. Office expenses and travel costs increased by $225,000 and $129,000, respectively, reflecting the significantly increased infrastructure and staff required to market Veronex's I|Nova System.

     During the fiscal year ended February 28, 1999, the Company expended $10,000 in exploration expense on its California gold properties. The Company earned $52,000 in interest during the fiscal year ended February 28, 1999 as a result of investing the funds generated by the settlement of malpractice lawsuits against its former attorneys and by a private placement of the Company's common shares.

     The loss of $10,000 from investing activities during the fiscal year ended February 28, 1998 was a result of a write-down of the Company's American Exploration Drilling Program. The Company wrote off its investment in resource property costs during the fiscal year ended February 28, 1999.

RESULTS OF FISCAL 1998 COMPARED TO FISCAL 1997
- ----------------------------------------------
     Veronex reported a net loss of $1,151,000 ($0.19 per share) for the fiscal year ended February 28, 1998 and a net income of $5,140,000 ($0.99 per share) for the fiscal year ended February 28, 1997, on revenues of $294,000 and $132,000, respectively.

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

RESULTS OF FISCAL 1997 COMPARED TO FISCAL 1996
- ----------------------------------------------
     Veronex reported net earnings of $5,140,000 ($0.99 per share) for the fiscal year ended February 28, 1997 as compared to losses of $779,000 ($0.30 per share) for the fiscal year ended February 28, 1996, on revenues of $132,000 and $1,000 respectively.

     The increase in revenues was the result of obtaining information on the Company's 5% net profits interest in the Enim Oil Project. Triton foreclosed on the Company's 5% net profits interest on August 23, 1995 which resulted in a gain of $38,000. Further, the Company no longer has any interest in the Enim Oil Project. The increase in earnings of $5,919,000 is the result of the settlement of the malpractice litigation as more fully described above, the total gain of the settlement of the malpractice litigation was $5,200,000. The receipt of these funds from the settlement resulted in an increase of interest income of $35,000.

     Other changes in the elements of Expense included a decrease in operating and administration costs of $536,000 as a direct result of the malpractice litigation settlement which eliminated the counterclaims by the attorneys. There was an increase of $55,000 in exploration expenses related to the Company's mining claims in California.

YEAR 2000 CONSIDERATIONS
- -------------------------

Veronex is in the computer software business and the I|Nova System offers a Y2k solution which management believes to be the best Y2k solution available at this time. All of the Company's internally developed products have been designed and tested to be year 2000 compliant. The Company has established a formal program to address potential year 2000 compliance issues relating to its (i) internal operating systems, (ii) products, and (iii) distributors, resellers and vendors. The Company has completed an assessment of all of its internal operating systems which operate on personal computers. The Company plans to update its internal operating systems again in late 1999 and anticipates that these systems will be year 2000 compliant. The cost of the Company's year 2000 compliance program has not had and is not expected to have a material adverse effect on the Company's results of operations or liquidity. However, there can be no assurance that the Company will not experience material adverse consequences in the event that the Company's year 2000 compliance program is not successful or its distributors, resellers or vendors are unable to resolve their year
2000 compliance issues in a timely manner.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS
- ---------------------------------------------
     Inflation may affect the operations of Veronex by its effect on the prices of goods, services and personnel. Veronex's current operations span three countries: Canada, the Philippines and the United States of America. The strength or weakness of the Canadian dollar versus the Philippine peso versus the United States dollar could affect the long-term value and/or operations and planning of the Company.

Item 10.  Directors and Officers of Registrant
- ----------------------------------------------
The following individuals were elected as Directors at the Company's Annual General Meeting held September 21, 1998:


Name, Age and Other Positions           Principal Occupation or Employment and
Held with the Company                   Occupation for the Past Five Years
- -------------------------------------   ----------------------------------------
DAVID A. HITE                           Chairman of the Board, Chief Financial
                                        Officer and Executive Officer of
Chairman, Chief Financial Officer,      Veronex Technologies, Inc.; formerly
Chief Executive Officer & Director      Vice President and Director of Investor
                                        Relations since 1984; Director of the
Age 56                                  Company since August 21, 1987.
- -------------------------------------   ----------------------------------------
THOMAS J. PRICE                         President, Chief Operating Officer and
                                        Director of the Company since November
President, Chief Operating Officer      12, 1997.  Prior to November 1997, Mr.
& Director                              Price was President of ProMax Conceptual
                                        Strategies.
Age 57
- -------------------------------------   ----------------------------------------
SANDRA M. MULLIGAN                      Director of Veronex Technologies, Inc.
                                        And other private corporations
Director                                (1980-present); Director of the Company
                                        since May 24, 1989.
Age 57
- -------------------------------------   ----------------------------------------
PRU ZERNY                               Ms. Zerny acts as a director of the
                                        Company and also as President of Nexos
Director                                Marketing International, a consulting
                                        company for international trade.  Ms.
Age 51                                  Zerny has been a Director of the Company
                                        since November 12, 1997.
- -------------------------------------   ----------------------------------------

Subsequent to the Annual General Meeting, W. Gennen McDowall was appointed to the Company's Board of Directors on February 1, 1999.


Name, Age and Other Positions           Principal Occupation or Employment and
Held with the Company                   Occupation for the Past Five Years
- -------------------------------------   ----------------------------------------
W. GENNEN McDOWALL                      Mr. McDowell is a Director of the
                                        Company and the President and CEO
Director                                of Poplar Resources Ltd., a public
                                        company.  He also acts as a self-
Age 49                                  employed geophysical consultant.
                                        Mr. McDowell was appointed as a
                                        Director on February 1, 1999.
- -------------------------------------   ----------------------------------------

Item 11.  Compensation of Directors and Officers
- -------------------------------------------------
                               Compensation Table
                               ------------------

Name of Individual and        Principal capacities     Cash compensation
number of persons in          served by the named      including salaries,
group                         individual               fees, director's fees,
                                                       commissions and bonuses
- ------------------------      ---------------------    ------------------------
David A. Hite                 Chairman of the Board,    $350,000.00 ($U.S.)*
                              CEO, CFO and Director
- ------------------------      ---------------------    ------------------------
Thomas J. Price               Chairman of the Board,    $120,000.00 (U.S.)
                              CEO, CFO and Director
- ------------------------      ---------------------    ------------------------
Executive Officers as a                                 $470,000.00 (U.S.)
Group: (2 persons)
- ------------------------      ---------------------    ------------------------

*    Mr. Hite was paid $234,350.00 (U.S.) and a total of $115,650.00 (U.S.) has been accrued.

On January 5, 1999, the Registrant granted to David A. Hite a directors' stock option for a total of 174,615 shares at a price of $2.17 (Cdn.) per share exercisable until January 5, 2004. Mr. Hite exercised the 174,615 options on February 23, 1999.

On August 5, 1999, the Registrant granted to David A. Hite a directors' stock option for a total of 207,000 shares at a price of $4.22 (Cdn.) per share exercisable until August 5, 2004.

The prices of a stock option are set at the average closing market price of the Company's shares for a ten day period prior to the date the option is granted, and in some circumstances, the prices at which the stock options were granted may be less than the market price of the Company's shares on the date of granting. The closing price of the Company's shares on the NASD Over the Counter Electronic Bulletin Board on January 5, 1999 was $1.8125 (U.S.).

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

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries
- ------------------------------------------------------------------------
As at September 7, 1999, the following stock options to purchase the Company's shares were outstanding to various directors and employees:

                           Number of         Exercise         Expiry
Name                       Shares            Price (Cdn. $)   Date
- -------------------        -------------     --------------   --------------
David Wooldridge            50,000           $3.69            Nov. 12, 2002
Theodore G. Elser           15,000           $3.69            Nov. 13, 2002
Donald R. Johnston          15,000           $4.22            Sept. 14, 2003
James H. Townsend           25,000           $4.22            Sept. 14, 2003
Sandra M. Milligan          50,000           $4.22            Feb. 3, 2004
Peggy Martin                50,000           $4.22            Feb. 3, 2004
W. Gennen McDowall          25,000           $4.22            Feb. 3, 2004
Pru Zerny                   25,000           $4.22            Feb. 3, 2004
Gerald D. Lamont            25,000           $4.22            Feb. 3, 2004
Pamela E. Day               20,000           $4.22            Feb. 3, 2004
William Dannemeyer          25,000           $4.22            Feb. 3, 2004
N. David Hamilton           25,000           $4.22            Feb. 3, 2004
Timothy W. Hite             18,600           $4.22            Feb. 3, 2004
Damon S. Young             140,000           $4.13            Apr. 1, 2004
Michael Fryer               40,000           $4.13            Apr. 1, 2004
Rahim Besharaty             40,000           $4.13            Apr. 1, 2004
Jay A. Geier                30,000           $4.22            Aug. 5, 2004
David A. Hite              207,000           $4.22            Aug. 5, 2004
- -------------------        -------------     --------------   --------------

                          Contingent Options - Two-Year Term
                         -----------------------------------

The following contingent earn-out options are allocated from the Company's 1997 Contingent Stock Option Plan, the options for which shall vest on the same contingent, earn-out basis as those reserved for contingent issuance to ProMax Conceptual Strategies:


                           No. of            Exercise         Expiry
Name of Optionee           Shares            Price (Cdn. $)   Date
- -------------------        -------------     --------------   --------------
Tony Speed                 100,000           $3.13            Nov. 30, 1999
David Wilson                40,000           $3.13            Nov. 30, 1999
Mike Schaefer               25,000           $3.13            Nov. 30, 1999
Andrew Zide                 40,000           $4.22            Jan. 16, 2000
Millie Egerton              20,000           $4.22            Mar. 13, 2000
Maxine English              20,000           $4.22            Mar. 13, 2000
Charles E. Armstrong        40,000           $4.10            May 27, 2000
Gregg Puckett               30,000           $4.10            June 22, 2000
William P. Habig            40,000           $4.22            Mar. 5, 2000
Tony Speed                 100,000           $2.28            Dec. 31, 2000
Timothy W. Hite             40,000           $2.28            Dec. 31, 2000
Peggy Martin                40,000           $2.28            Dec. 31, 2000
Millie Egerton              40,000           $2.28            Dec. 31, 2000
Christopher S. Caruso       40,000           $4.10            May 17, 2001
Hiroyuko Ochi               40,000           $3.64            May 14, 2001
- -------------------        -------------     --------------   --------------

                           Earnout Options - Two Year-Term
                           --------------------------------
                           No. of            Exercise         Expiry
Name of Optionee           Shares            Price (Cdn. $)   Date
- -------------------        -------------     --------------   --------------
John C. Lazor                20,000          $0.90            Nov. 30, 1999
Beverly Lazor-Bahr           20,000          $0.90            Nov. 30, 1999
Shirley Lazor                20,000          $0.90            Nov. 30, 1999
Siamak Elghanian             20,000          $0.90            Nov. 30, 1999
Eddie Lepkowski              20,000          $0.90            Nov. 30, 1999
Ralph T. McCabe             300,000          $0.90            Nov. 30, 1999
Art Kotowitz                 20,000          $0.90            Nov. 30, 1999
Pat McNiff                   20,000          $0.90            Nov. 30, 1999
Lorraine DeBaca-Rodriguez    10,000          $0.90            Nov. 30, 1999
Pravin Parmar                20,000          $0.90            Nov. 30, 1999
Chelly D. Speed              12,000          $0.90            Nov. 30, 1999
Nina Alvarez-Shumway         12,000          $0.90            Nov. 30, 1999
- -------------------        -------------     --------------   --------------

As at September 7, 1999, there are 763,500 outstanding share purchase warrants to purchase shares of Veronex Technologies, Inc. In addition, further to the September 12, 1997 financing agreement with Robb, Peck, McCooey Clearing Corp., the Company issued a total of 200,800 placement agent's warrants. There remains 180,808 placement agents' warrants outstanding as of September 7, 1999.

Item 13.  Interest of Management in Certain Transactions
- --------------------------------------------------------
None of the Directors or Senior Officers of the Company or any subsidiary thereof, or any associates or affiliates of any of them, is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

Other than as set forth below, none of the Directors or Senior Officers of the Company, or any associate or affiliate of such person or company, has any material interest, direct or indirect in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the company.

Acquisition
- -----------
Pursuant to an agreement dated November 20, 1995, as accepted by the Vancouver Stock Exchange on November 30, 1995, between the Company and David A. Hite and Timothy Hite, both of Downey, California, (collectively called the "Vendors"), the Company acquired from the Vendors, subject to a 5% net smelter return, an option to acquire a 25% right, title and interest in and to the Alexander Star #2 placer claim, located in the Avawatz Mining District, County of San Bernardino, California. There was no consideration paid to the Vendors to acquire this option.

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

                                       PART II
                                       --------
Item 14.  Description of Securities to be Registered
- ----------------------------------------------------
Not applicable.

                                       PART III
                                      ----------
Item 15.  Defaults Upon Senior Securities
- -----------------------------------------
Not applicable.

Item 16.  Changes in Securities and Changes in Security for
Registered Securities.
- -------------------------------------------------------------
None.

                                       PART IV
                                      ---------
Item 17.  Financial Statements
- ------------------------------

See "Item 18.  Financial Statements."
- -------------------------------------

Item 18.  Financial Statements
- ------------------------------

Index to Financial Statements and Supplemental Information
                                                                              Page
                                                                         -----------
Independent Auditors' Report to Shareholders . . . . . . . . . . . . . . . . . . .26
Consolidated Financial Statements:
  Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . . . . . . . . . .27
  Consolidated Statements of Shareholders' Equity (Deficit). . . . . . . . . . . .28
  Consolidated Statements of Income (Loss) . . . . . . . . . . . . . . . . . . . .29
  Consolidated Statements of Cash Flows. . . . . . . . . . . . . . . . . . . . . .30
  Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . 31 - 42

Supplemental Information:
  N/A

/Letterhead/
                               Schvaneveldt and Company
                             Certified Public Accountant
                            275 E. South Temple, Suite 300
                             Salt Lake City, Utah   84111
                                    (804) 521-2392

Darrell T. Schvaneveldt, C.P.A.

Board of Directors
Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)

I have audited the accompanying balance sheets of Veronex Technologies, Inc., as of February 28, 1999, and the related statements of operations, stockholders' equity, and cash flows for the year ended February 28, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

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

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Veronex Technologies, Inc., as of February 28, 1999, and the results of its operations and its cash flows for the year ended February 28, 1999, in conformity with generally accepted accounting principles.

/S/ Schvaneveldt & Company

Salt Lake City, Utah
August 31, 1999


VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources, Ltd.)
Consolidated Balance Sheets
(In U.S. Dollars)

                                                              February      February
                                                              28, 1999      28, 1998
                                                              (Audited)     (Audited)
                                                          ------------- -------------
ASSETS
Current Assets
Cash and short-term deposits                              $    907,000  $  2,493,000
Accounts receivable (note 3)                                10,322,000       130,000
Prepaid expenses                                                13,000        17,000
                                                          ------------- -------------
  Total Current Assets                                      11,242,000     2,640,000

Software Acquisition and Integration Costs (note 4)
Net of accumulated amortization of $262,000: 1998-NIL)       2,091,000     1,803,000

Resource Properties and Related Deferred Costs (note 5)              0        66,000

Fixed Assets and Depreciation (note 7)
(net of accumulated depreciation of $71,000:
1998-$87,000)                                                  136,000        24,000

Investments (note 6)                                           152,000       152,000
                                                          ------------- -------------
Total Assets                                              $ 13,621,000  $  4,685,000
                                                          ============= =============
LIABILITIES
Current Liabilities

Accounts Payable (note 8)                                 $  1,921,000  $    307,000
Due to a related party (note 9)                                809,000             0
                                                          ------------- -------------
Total Current Liabilities                                    2,730,000       307,000

SHAREHOLDERS' EQUITY
Share Capital (note 10)
Authorized - 100,000,000 (1998-100,000,000)
  common shares without par value
Issued - 7,549,774 (1998 - 6,897,501) common shares         52,344,000    50,508,000
Deficit                                                    (41,453,000)  (46,130,000)
                                                          ------------- -------------
Total Shareholders' Equity                                  10,891,000     4,378,000
                                                          ------------- -------------
Total Liabilities and Shareholders' Equity                $ 13,621,000  $  4,658,000
                                                          ============= =============
Approved by the Directors

/S/ David A. Hite,  Director                               Corporate History (note 1)
/S/ Sandra M. Mulligan, Director              Contingencies and commitments (note 15)

                               -See accompanying notes-
VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources, Ltd.)
Consolidated Statements of Shareholders' Equity
(In U.S. Dollars)

                                               Number of         Share
                                                  Shares       Capital       Deficit
                                          -------------------------------------------
Balance - February 28, 1996 (audited)        2,668,196    $ 46,829,000  $ 50,119,000

Issued by public offering                    2,300,000         654,000

Issued by private placement                    250,000          91,000

Issued on the exercise of options              136,805          54,000

Net income (loss)                                                         (5,140,000)
                                          -------------------------------------------
Balance - February 28, 1997 (audited)        5,355,001    $ 47,628,000  $ 44,979,000

Issued by private placement                    502,000       1,614,000

Issued on the exercise of options              530,500         270,000

Issued for subsidiary company                  200,000         454,000

Issued for software technology                 300,000         519,000

Issued as finder's fees                         10,000          23,000

Net loss                                                                   1,151,000
                                          -------------------------------------------
Balance-February 28, 1998 (audited)          6,897,501     $50,508,000  $ 46,130,000

Issued on exercise of options                  652,273       1,836,000

Net (income)                                                              (4,677,000)
                                          -------------------------------------------
Balance-February 28, 1999                    7,549,774    $ 52,344,000  $ 41,453,000


                               -See accompanying notes-
VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Consolidated Statements of Income (Loss)
(In U.S. Dollars)

                                              Year Ended    Year Ended    Year Ended
                                                February      February      February
                                                28, 1999      28, 1998     28, 19997
                                                (audited)     (audited)     (audited)
                                            -----------------------------------------
Revenues
Software sales and service                   $10,528,000   $   294,000   $         -
Oil and gas revenue                                    -             -       132,000
                                            -----------------------------------------
Total Revenues                                10,258,000       294,000       132,000
                                            -----------------------------------------

Expenses
Software marketing costs                       3,111,000       669,000             -
Operating and administration                   2,157,000       855,000       164,000
Amortization of software acquisition
  and integration costs                          258,000
Depreciation                                      20,000         6,000         6,000
Exploration costs                                 10,000        (1,000)       59,000
Interest                                          11,000         4,000        26,000
                                            -----------------------------------------
Total Expenses                                 5,567,000     1,533,000       255,000
                                            -----------------------------------------
Other Expenses (Income)
Investing activities                                   -        10,000        10,000
Interest                                         (52,000)      (98,000)      (35,000)
Sale of oil and gas interest                           -             -       (38,000)
Write-off of resource property costs              66,000             -             -
Gain on settlement with former attorneys               -             -    (5,200,000)
                                            -----------------------------------------
Total Other Expenses (Income)                     14,000       (88,000)   (5,263,000)
                                            -----------------------------------------
Net Income (Loss)                            $ 4,677,000   $(1,151,000)  $ 5,140,000
                                            =========================================
Basic Earnings (Loss) per Share              $      0.67   $     (0.19)  $      0.99
                                            =========================================
Weighted Average Number of Shares              7,018,000     6,118,000     5,187,000
                                            =========================================
Fully Diluted Earnings (Loss) per share       $     0.59           N/A    $     0.94
                                            =========================================
Fully Diluted Weighted Average Number
of Shares                                      7,951,619           N/A     5,452,000
                                            =========================================

                               -See accompanying notes-


VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resouces, Ltd.)
Consolidated Statements of Cash Flows
(In U.S. Dollars)

                                              Year Ended    Year Ended    Year Ended
                                                February      February      February
                                                28, 1999      28, 1998      28, 1997
                                                (audited)     (audited)     (audited)
                                            -----------------------------------------
Cash Flows Provided (Used)
by Operating Activities
Basic Earnings (Loss)                        $ 4,677,000  $ (1,151,000)  $ 5,140,000
Items not affecting cash:
 Amortization of software acquisition
 and integration costs                           258,000             -             -
Depreciation                                      20,000         6,000         6,000
Investing activities                                   -        10,000        10,000
Write-off of resource property costs              66,000             -             -
                                            -----------------------------------------
                                               5,021,000    (1,135,000)    5,156,000
Changes in non-cash working capital items:
Accounts receivable and prepaid expenses     (10,188,000)     (113,000)      (29,000)
Accounts payable                               1,614,000      (538,000)   (2,365,000)
                                            -----------------------------------------
Net Cash Provided (Used) by Operating
Activities                                    (3,553,000)   (1,786,000)    2,762,000

Cash Flows Provided (Used) by
Financing Activities

Due to a related party                           809,000             -      (182,000)
Share capital issued for cash                  1,836,000     1,884,000       799,000
                                            -----------------------------------------
Net Cash Provided (Used) by
Financing Activities                           2,654,000     1,884,000       617,000
                                            -----------------------------------------
Cash Flow Provided (Used) by
Investing Activities

Software acquisition and
 integration costs, net                         (546,000)     (787,000)      (20,000)
Fixed assets                                    (132,000)      (11,000)      (10,000)
Sale (acquisition) of investments                      -       (12,000)     (150,000)
                                            -----------------------------------------
Net Cash Provided (Used) by
Investing Activities                            (678,000)     (810,000)     (180,000)
                                            -----------------------------------------
Changes in Cash and Short-Term Deposits       (1,586,000)     (712,000)    3,199,000
Cash and Short-Term Deposits                   2,493,000     3,205,000         6,000
                                            -----------------------------------------
Closing Balance                                $ 907,000    $2,493,000   $ 3,205,000
                                            =========================================

                               -See Accompanying Notes-
VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

1.  CORPORATE HISTORY

Veronex Technologies, Inc. (hereinafter referred to as "Veronex"), through a series of acquisitions explained below, designs, develops, licenses and supports computer software products for complete enterprise-wide management application developments and implementation for competitive, innovative and flexible business solutions. Veronex's I/Nova System is a fully integrated business application development, modernization and migration tool-set which has been ITAA *2000 Certified.

Veronex acquired three separate complementary software technologies through agreements which include:

(i) a Stock Purchase Agreement with Thomas J. Price, pursuant to which Promax Conceptual Strategies, Inc., a California corporation, became a wholly-owned subsidiary of Veronex;

(ii) a Property Purchase Agreement with Terry G. Goodbody, a software developer, and;

(iii) a Stock Purchase Agreement with Thomas A. Speed, pursuant to which Mainstream Technologies, Inc., a California corporation owned by Mr. Speed, became a wholly-owned subsidiary of Veronex.

Under the terms of the Agreement with Thomas J. Price, Veronex is to issue up to 12,000,000 shares of its common stock contingent on future revenues earned from I/Nova System licensing fees. 6,500,000 of these shares may be issued to Mr. Price. A further 3,500,000 shares have been reserved for contingent issue to Promax Conceptual Strategies, Inc. and 2,000,000 shares have been allocated to Veronex's Contingent Stock Option Plan.

Under the terms of the Agreement with Terry G. Goodbody, Veronex issued 200,000 shares at a deemed price of US$2.26875 per share to Mr. Goodbody.

Under the terms of the Agreement with Thomas A. Speed, Veronex issued 200,000 shares at a deemed price of US$2.26875 per share to Mr. Speed.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
- ---------------------
     Veronex is incorporated in the Province of British Columbia, Canada. These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada. Application of United States generally accepted accounting principles would not result in any material differences to the consolidated financial statements.






VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of Consolidation
- ---------------------------

These consolidated financial statements include the accounts of Veronex, and its subsidiaries (all of which are wholly owned) which are listed below.
ntercompany transactions and balances have been eliminated in consolidation.

     Align Energy, Inc.
     Bonaparte Resources, Ltd.
     High River Industries, Ltd.
     Mainstream Technologies Inc. ("Mainstream")
     Nordell International Resources Ltd. ("Nordell")
     PCS Acquisition Corp. ("PCS")
     Richport Resources Ltd. ("Richport")
     Veronex Resources, Inc.

Resource Properties
- -------------------
Costs related to the acquisition of mineral properties are capitalized.
Mineral exploration costs are expensed in the year incurred. If it is determined that a prospect contains economically recoverable reserves, all costs relating to that prospect for the current and subsequent years, including expenses net of revenues during the start-up phase, are capitalized until the prospect is capable of sustained operations at commercial production levels. These capitalized costs, together with property acquisition and ongoing development costs, are amortized on a unit-of-production method based on the estimated life of the ore reserves.

Management reviews annually the carrying value of the interest in each property and, where necessary, properties are written down to fair market value.

Investments
- -----------
Investments are recorded at cost unless there is a decline in market value that is other than temporary.

Revenue Recognition
- -------------------
Veronex recognizes revenue in accordance with the American Institute of Certified Public Accountant Statement of Position 97-2 for software revenue recognition, which requires that license fee revenues are recognized upon evidence of a license agreement and delivery of software if there are no significant implementation or installation obligations, collection of the receivable is probable, the license fees are fixed or determinable and the product has been accepted by the customer.





VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)
Principles of Consolidation
- ---------------------------

2.  SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates
- ----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could subsequently differ from those estimates.

Financial Instruments
- ---------------------
Financial Instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as a liability.

Currency Translation
- --------------------
Veronex uses the temporal method of currency translation, as applied to integrated international operations, for translating the Company's Canadian operations from Canadian dollars to US dollars. Under this method, monetary assets and liabilities in foreign currencies have been converted at the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities, and equity are translated at historical rates. Gains and losses on foreign exchange are included in income.

Earnings (Loss) Per Share
- -------------------------
Basic Earnings Per Share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.

In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share"

(SFAS 128) was issued effective for periods ending after December 15, 1997. There is no impact on Veronex's financial statements from adoption of SFAS 128.






VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (cont.)

Depreciation Policy
- -------------------
Veronex provides for depreciation on furniture and equipment at between 20% and 30% on a declining balance basis. Veronex is capitalizing all costs related to integrating the various components of its I/Nova software system as Software Acquisition and Integration Costs and will continue to do so until licensing sales reach commercial levels. Thereafter, all costs associated with the production and marketing of the I/Nova software system will be charged to operations. Capitalized costs will be amortized based on current and future revenues for the product with an annual minimum amount equal to the straight-line amortization over the remaining estimated economic life of the product.

Cash Equivalents
- ----------------
For purposes of reporting cash flows, Veronex considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase.

Concentration of Credit Risks
- -----------------------------
Financial instruments which potentially subject Veronex to concentrations of credit risk consist of cash. Veronex maintains cash accounts at two financial institutions. At February 28, 1999, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $607,000.

At February 28, 1998, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $1,800,000. Veronex periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts.

3.   ACCOUNTS RECEIVABLE

Accounts receivable are as follows:
                                                        February       February
                                                        28, 1999       28, 1998
                                                 -------------------------------
I/Nova Licensing, Product Sales and Services (i)    $ 10,000,000   $    107,000
Other Software Services                                  322,000         23,000
Other Receivables
                                                  -------------------------------
                                                    $ 10,322,000   $    130,000
                                                  ===============================






VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

3.   ACCOUNTS RECEIVABLE Cont.

(i) In November 1998, Veronex entered into contracts which guarantee gross revenues of $11,750,000 from two distribution partners. Under the terms of these contracts, Veronex must provide these distribution partners with an allowance for software distribution fees as well as incur certain software distribution costs. These allowances and costs have been netted against the gross revenues and accounts receivable from the distribution partners as only the net amounts will be received directly by Veronex. The amount for sales and accounts receivable have not been included in these February 28, 1999 financial statements.

4.  SOFTWARE ACQUISITION AND INTEGRATION COSTS

Software acquisition and integration costs are capitalized when a product design and a working model of the software product have been completed, and the completeness of the working model and its consistency with the product design have been confirmed by testing. The costs to integrate products into the I/Nova System for an alternative future use are also capitalized. Software costs which are capitalized are amortized on a product by product basis, based on the anticipated future gross revenues compared to the gross revenues generated in the period being reported on.

As a result of the three acquisitions mentioned in Note #1, Veronex acquired what it renamed the I/Nova System computer technology. Subsequent to these acquisitions, Veronex spent several months integrating the complete system for the alternative future uses of solving the Year 2000 problem. The costs of acquiring and integrating the components of the I/Nova System are as follows:

                                                        February       February
                                                        28, 1999       28, 1998
                                                   -----------------------------
Costs to acquire the components:

The I/Nova System                                    $    86,000   $     86,000

The ArchiData System                                     454,000        454,000

The infrastructure (Mainstream)                          409,000        409,000

Costs to integrate the components:
 Personnel                                               895,000        663,000
 Office and related                                      509,000        191,000
                                                    -----------------------------
                                                       2,353,000      1,803,000
Less: Accumulated amortization                           262,000              0
                                                    -----------------------------
                                                    $ 2,091,0000    $ 1,803,000
                                                    =============================



VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

5.  RESOURCE PROPERTIES & RELATED DEFERRED COSTS

a.  Details of mineral property are as follows:
- -----------------------------------------------

                                                        February       February
                                                        28, 1999       28, 1998
                                                   -----------------------------
Alexander Star Claims, San Bernadino, County         $       NIL    $    66,000
                                                   =============================

b.   Litigation
- ---------------
As was reported in previous year-end consolidated financial statements, Veronex and its wholly-owned subsidiary, Nordell International Resources Ltd. ("Nordell") were involved in a number of adversarial lawsuits with Triton Energy Corp. ("Triton"). These lawsuits arose from the Enim Oil Project joint venture agreement between Nordell and Triton, a subsequent arbitration and an Arbitration Award that was adverse to Nordell. Several of the lawsuits initiated by Triton were of a malicious or vindictive nature aimed at both Veronex and one of Veronex's directors, David A. Hite ("Hite"). As a result, Veronex, Nordell and Hite filed a malicious prosecution lawsuit against Triton in the Superior Court for California in Los Angeles, California, alleging, among other things, abuse of process, wrongful attachment, breach of fiduciary duty and fraud. The lawsuit seeks damages, punitive and exemplary damages, specific performance of the Arbitration Award and an accounting of the Enim
Oil Project joint venture.

This lawsuit has been removed to the US District Court, Central Division of California. A trial date has been set for September 14, 1999.

c.   The Congress Property in British Columbia, Canada.
     --------------------------------------------------
During the year ended February 28, 1998, Veronex sold its 50% interest in the Congress Gold Property to Yucca Gold, Inc., ("Yucca Gold"), in exchange for 3.4 million shares in Yucca Gold. All costs associated with the Congress Gold Property, were written off in previous years. Yucca Gold is a private company whose shares have no market value. Accordingly no value was assigned to this transaction. Veronex retains a 5% net smelter interest in the Congress Gold Property.

d.   The Alexander Star Claims in California, USA
     --------------------------------------------
(i) On July 12, 1995, Veronex entered into an agreement to acquire a 100% interest in four placer mining claims, known as the Alexander Star Claims, in Avawatz Mining District, San Bernardino County, California, subject to a 4% net smelter return. Veronex issued 100,000 common shares at a value of $66,000 as consideration for the acquisition and has the right to acquire one-half of the net smelter return, which is a 2% smelter return, for $500,000. Veronex has written-off the acquisition costs of these claims during the year ended February 28, 1999.


VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

5.   RESOURCES PROPERTIES & RELATED DEFERRED COSTS (Cont.)

(ii) On November 20, 1995, Veronex entered into an Agreement with a group, including a director of Veronex and others related to the director, to acquire a 50% interest in eight placer mining claims in the Avawatz Mining District, San Bernardino, California, subject to a 5% net smelter return. To earn this interest, Veronex must expend $350,000 on exploration work by December 31, 1999.

(iii) Also on November 20, 1995, Veronex entered into an agreement with a group, including a director of Veronex and others related to the director, to acquire a 25% interest in one placer mining claim in the Avawatz Mining District, San Bernardino County, California, subject to a 5% net smelter return. To earn this interest, Veronex must expend $50,000 on exploration work by December 31, 1999.

(iv) As of February 28, 1999, Veronex has incurred $69,000 (1998 - $59,000) in exploration costs on these properties.

6.  INVESTMENTS

                          February 28, 1999             February 28, 1998
                  ------------------------------- ----------------------------
                        Number                       Number
                           of              Market        of              Market
                        Shares     Cost     Value    Shares       Cost    Value
                  -------------------------------------------------------------
EMB Corporation        50,000 $ 150,000 $ 150,000    50,000 $ 150,000 $ 150,000
Semper Resources,
 Ltd.                   5,000     2,000     2,000     5,000     2,000     2,000
                  -------------------------------------------------------------
                              $ 152,000 $ 152,000           $ 152,000 $ 152,000
                  =============================================================











VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

7.  DEPRECIATION

Veronex capitalizes the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the declining method of depreciation.

The assets, costs, depreciation expense, and accumulated depreciation at February 28, 1999 and February 28, 1998 are as follows:

                                              Depreciation       Accumulated
                               Cost             Expenses         Depreciation
                         1999      1998      1999      1998      1999      1998
                   -------------------------------------------------------------
Furniture &
 equipment          $  88,000  $ 66,000  $  7,000  $  3,000  $ 40,000  $ 78,000
Computer equipment    119,000    35,000    13,000     3,000    31,000    24,000
                    ------------------------------------------------------------
                    $ 207,000 $ 126,000  $ 20,000 $   6,000  $ 71,000 $ 102,000
                    ============================================================

8.  ACCOUNTS PAYABLE

                                          February 28, 1999   February 28, 1998
                                          ------------------  ------------------
Legal Fees

Arbitration with former employees
  (Note #16)                              $         150,000   $               0

Other                                               150,000                   0

Accrued management salaries                         166,000             230,000

Accrued software marketing and support costs      1,300,000

Trade and other                                     155,000              77,000
                                        ----------------------------------------
                                          $       1,921,000   $         307,000
                                        ========================================


VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

9.  DUE TO A RELATED PARTY

During the year ended February 28, 1999, D'Oro Ventures Ltd. ("D'Oro"), a company with directors in common, loaned Veronex a total of US$800,000 in a series of six advances in varying amounts between December 17, 1998 and February 8, 1999. Each advance is secured by a promissory note which provides for interest calculated at the prime rate plus two percent (2%) per annum. Under the terms of each promissory note, interest payable during the first three months of each advance is to be repaid by the issuance of Veronex common shares and thereafter in cash. Veronex may issue, subject to regulatory approval, share capital in an amount up to five percent (5%) of each advance.

As of February 28, 1999, Veronex has accrued interest payable in the amount of US$9,138 on these advances.

10.  SHARE CAPITAL

a. The authorized share capital of Veronex is 100,000,000 shares without par value.

                                  February 28, 1999         February 28, 1998
                             ------------------------- -------------------------
Balance - beginning of period   6,897,501  $50,508,000   5,355,001  $47,628,000
Issued by private placement             0            0     502,000    1,614,000
Issued on exercise of options     652,273    1,836,000     530,500      270,000
Issued for software technology          0            0     300,000      519,000
Issued for subsidiary company           0            0     200,000      454,000
Issued as a finders fee                 0            0      10,000       23,000
                             ---------------------------------------------------
Balance - end of period         7,549,774  $52,344,000   6,897,501  $50,508,000
                             ===================================================

During the year ended February 28, 1999, Veronex issued 652,273 (1998 - 530,500; 1997 - 136,805) shares at an average price of Cdn$4.20 for proceeds of Cdn $2,745,244 (1998 - Cdn$373,820; 1997 - Cdn$72,351) on the exercise of share purchase options.

b. Common share purchase options are outstanding expiring at various dates to February 3, 2004 for 409,600 (1998 - 498,658; 1997 - 530,500) common shares at prices between Cdn $3.40 (US $2.25) and Cdn $7.19 per share.


VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

10.  SHARE CAPITAL (Cont.)

Outstanding stock options as of :         February 28, 1999   February 28, 1998
                                          ------------------  ------------------
Exercise price:
 Less than Cdn$6.00 per share                       106,000              93,658
 Between Cdn$6.00 and Cdn$8.00 per share                  -             355,000
 Greater than Cdn$8.00 per share                    303,600              50,000
                                          --------------------------------------
                                                    409,600             498,658
                                          ======================================

c.   During the year ended February 28, 1999, Veronex granted 573,215
(1998 - 618,658; 1997 - 455,500) share purchase options at prices ranging between Cdn$3.25 and Cdn$10.44 expiring on various dates to February 3, 2004. During the year ended February 28, 1999, the exercise price on 405,000
(1998 - Nil; 1997 - 118,257) share purchase options was amended. 10,000
(1998 - 120,000; 1997 - Nil) share purchase options were canceled.

d. On September 12, 1997, Veronex entered into a financing agreement with Robb, Peck McCooey Clearing Corp, ("Robb Peck") allowing Robb, Peck and/or its clients to invest up to $15.4 million in Veronex. Veronex agreed to pay Robb, Peck certain fees and expenses. On November 7, 1997, as a result of the agreement, 502,000, shares were issued at a price of US$4.00 per share, for net proceeds of $1,614,000.

Attached to the shares are 502,000 transferable share purchase warrants exercisable at a price of US $8.00 per share for a five year period commencing after the final closing of the offering These warrants may be redeemed by Veronex at US $0.10 per warrant subject to certain conditions and approvals.

Under the terms of the private placement agreement, Veronex agreed to issue up to an additional 1,506,000 common shares should Veronex generate less than US$24,000,000 in gross revenues between November 7, 1997 and November 30, 1998, the number of shares being issued to each place varying from .5 common share issued per 1 share placed if gross revenues were less than US$24,000,000 and greater than US$20,000,000, to 3 shares per 1 share placed if gross revenues were US$3,000,000 or less. Veronex recorded gross revenues of US$16,500,000 between November 7, 1997 and November 30, 1998. Accordingly, subsequent to the year-end, Veronex issued 502,000 common shares for proceeds of US$Nil. Attached to each share is a warrant entitling each holder to purchase an additional common share at a price of US$2.00. The effect of this share issue is a dilution of the issued share capital of Veronex of 6.56%.

In addition the Company issued 100,400 placement agent's share purchase warrants exercisable at a price of US $4.00 per share for a five year period commencing after the final closing of the offering. Subsequent to the year-end, Veronex issued an additional 100,400 placement agent warrants exercisable at US $1.00 per share until November 7, 2002.


VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

10.  SHARE CAPITAL (Cont.)

e. As mentioned in Note #1, 2,000,000 shares of the 12,000,000 shares to be issued contingent on revenue, for the acquisition of the I/Nova System have been allocated to Veronex's 1997 Contingent Stock Option Plan. As of February 28, 1999, 1,364,000 (1998 - 1,315,000) of these contingent options have been allocated at an average exercisable price of Cdn $2.70 to personnel involved in the integration and marketing of the I/Nova System.

11.  INCOME TAXES

Veronex has adopted the provisions of SFAS No., 109, "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Veronex has fully reserved the tax benefits of these operating losses because the likelihood of realization of the tax benefits cannot be determined.

Temporary differences between the time of reporting certain items for financial and tax reporting purposes consist primarily of compensation expense related to the issuance of stock options.

No income taxes are currently payable. Veronex and its subsidiaries have approximately $18,500,000 of Canadian and foreign resource property expenditures and reported losses available to reduce taxable income in future years. Future tax benefits relating to these amounts have been eliminated by the application of a valuation allowance.

12.  SEGMENTED INFORMATION

Prior to January 14, 1997, Veronex's principal asset was its interest in the Enim Oil Project on the Island of Sumatra, Indonesia, which was fully provided for as of February 28, 1995, by a charge to operations.

During the year ended February 28, 1997, Veronex entered into an agreement to acquire certain software technology ("the I/Nova System") as explained in Note #1.

During the year ended February 28, 1998, Veronex entered into an agreement to acquire additional software technology ("the ArchiData System"). In addition, during the year ended February 28, 1998, Veronex entered into an agreement to acquire a software development company ("Mainstream Technologies, Inc."), both acquisitions are explained in Note #1. As of February 28, 1999, Veronex's major business effort is directed toward the development and licensing of its software systems.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

13.  RELATED PARTY TRANSACTIONS

a. During the year ended February 28, 1999, management and secretarial fees of $Nil (1998 - $10,000) were paid to a company controlled by a director of the Company.

b. During the year ended February 28, 1999, salaries of $504,000 (1998 - $361,000) were paid or accrued to officers of Veronex.

c. Included in accounts payable is approximately $166,000 (1998 - $230,000) payable to an officer of Veronex under the terms of an employment contract and for reimbursement of services. (See Note #15 - Contingencies and Commitments)

14.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

a. Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121), was made effective for the period beginning after December 15, 1995. Under this standard, Veronex's management must review the net carrying value of each mineral property for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Since Veronex has not yet completed a feasibility study with respect to its mineral property, information required to calculate the estimated future cash flows as required under SFAS No. 121, is not yet available. However, management reviews the carrying value of the property through its ongoing program of exploration for commercially viable mineral reserves.

b. Veronex has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting under SFAS No. 123. "Accounting for Stock-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of Veronex's employee stock options equals that of the market price of the underlying stock at the date of grant, no compensation expense is recognized.

The fair value for options granted during the year ended February 28, 1999, is estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1999:

     - risk-free interest rates of between 5.42% and 5.93%
     - dividend yield of 0%
     - volatility factors of the expected market price of Veronex's stock of 80%
     - an expected life of the option of one and one-half years

Because Veronex's stock options have characteristics significantly different from those of traded options, and because changes in the subjective inputs assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.



VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

14.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Cont.)

For pro forma disclosure, the estimated fair value of the option is amortized to expense in the period the option is granted. For the year ended February 28, 1999, Veronex's pro forma net income has been calculated to be $4,677,000. Pro forma fully diluted earnings per share for the year ended February 28, 1999, has been calculated to be $0.59. Pro forma fully diluted loss per share for the year ended February 28, 1998, has not been calculated as it would be anti-dilutive.

In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. Veronex has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended February 28, 1998.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. Veronex has elected to adopt SFAS No. 130 effective with the fiscal year ended February 28, 1998. Adoption of SFAS No. 130 is not expected to have a material impact on Veronex's financial statements.

In June 1997, SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" was issued effective for fiscal year beginning after December 31, 1997, with earlier application permitted. Veronex has elected to adopt SFAS No. 131, effective with the fiscal years ended February 28, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on Veronex's financial statements.

15.  CONTINGENCIES AND COMMITMENTS

a. Veronex has an employment contract with an officer and director for $350,000 per annum that extends to December 15, 2002.
b. Veronex has employment contracts totaling approximately $1,200,000 per annum with personnel involved in the development, integration and marketing of the I/Nova System.
c. Veronex leases office facilities in Santa Ana, California under operating leases expiring in September 1999. Minimum future rental payments under the lease are:

      Year Ending                                        Amount
     --------------                                   -----------
     February 28, 1999                                $      Nil
     February 29, 2000                                     14,760
                                                      -----------
          Total                                       $    14,760
                                                      ===========

Other office facilities in California and Vancouver, Canada are rented on a month to month basis.



VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and February 28, 1998
(In U.S. Dollars)

16.  LITIGATION AND ARBITRATION PROCEEDINGS WITH FORMER EMPLOYEES

Veronex commenced litigation proceedings and become a party to arbitration proceedings against certain of its former employees. In the litigation, Veronex alleged, among other causes of action, that the party defendants misappropriated Veronex's intellectual property. All of these legal and arbitrations proceedings have been settled to Veronex's satisfaction. As of February 28, 1999, Veronex has paid and accrued legal fees of $376,000 related to these proceedings.

17.  RISKS AND UNCERTAINTIES

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements relating to the expected capabilities of Veronex discussed herein. Such forward-looking statements include expressions of belief, expectation, contemplation, estimation and other expressions not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior than the present and proposed products and services of the Company; (ii) the products and services may not be marketed effectively by the Company; and (iii) potential customers may find other products and services more suitable for the applications marketed by the Company; as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein may assume certain economic and industry conditions and parameters subject to change.

Item 19.  Financial Statements and Exhibits


Sequentially
Exhibit                                                                       Numbered
Number       Exhibit                                                              Page
- ----------- ---------------------------------------------------------------   ---------
 3          Articles of Incorporation and By-laws of the Registrant are incorporated by reference to Exhibit 1 to the Registrant's
            Annual Report on Form 20-F for the fiscal year ended
            February 28, 1985.
 4          None.
 9          None.
 10(a)      Agreement of Sale dated July 12, 1995 between the Registrant and Martin J. Garo, Barbara A. Garo, Daniel R. Garo,
            Kevin W. Garo, Joe Jones, Damon Young, Lisa Anderson and
            Timothy O'Connor whereby the Registrant acquired four placer mining claims, all situate in Avawatz Mining District, County of
            San Bernardino, State of California, United States of America
            is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1995
 10(b)      Director's Stock Option Agreement dated August 5, 1999 between
            the Registrant and David A. Hite                                  46
 10(c)      Director's Stock Option Agreement dated January 5, 1999
            between the Registrant and David A. Hite                          49
 10(d)      Amending Director's Stock Agreement dated August 5, 1999
            between the Registrant and Sandra M. Milligan                     52
 10(e)      Director's Stock Option Agreement dated February 3, 1999
            between the Registrant and Sandra M. Milligan                     57
 10(f)      Amending Director's Stock Agreement dated August 5, 1999
            between the Registrant and Pru Zerny                              60
 10(g)      Director's Stock Option Agreement dated February 3, 1999
            between the Registrant and Pru  Zerny                             65
 10(h)      Amending Director's Stock Agreement dated August 5, 1999
            between the Registrant and W. Gennen McDowall                     68
 10(i)      Director's Stock Option Agreement dated February 3, 1999
            between the Registrant and W. Gennen McDowall                     73
 10(j)      Amending Employee's Stock Agreement dated August 5, 1999
            between the Registrant and Peggy Martin                           76
 10(k)      Employee's  Stock  Option  Agreement  dated February 3,
            1999  between  the  Registrant  and  Peggy Martin                 81
 10(l)      1997 Contingent Stock Option Plan  is incorporated by
            reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the
            Securities & Exchange Commission on July 20, 1998.
 10(m)      Agreement of Sale dated November 20, 1995 between the
            Registrant and David A. Hite and Timothy Hite whereby the
            Registrant acquired the Alexander Star #2 Claim, comprised of 160 acres and located in San Bernardino, California is
            incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 29, 1996
 10(n)      Agreement of Sale dated November 20, 1995 between the
            Registrant and David A. Hite, Donna L. Hite, Timothy W. Hite
            and Bradley Hite whereby the Registrant was granted an option to acquire eight placer mining claims known as the Alexander
            Star #91-98 Claims, all l,280 acres and located in San Bernardino,
            California is incorporated by reference to the Registrant's
            Annual Report on Form 10-K for the fiscal year ended February
            29, 1996
 10(o)      Amending Agreement dated September 21, 1998 to the Property
            Purchase Agreement dated January 14, 1997 between the Registrant and Thomas J. Price, extending the date by which the Revenues must be generated in order for the earnout shares to be released from
            November 30, 1998 to November 30, 1999
 10(p)      Amending Agreement dated April 1, 1997 to the Property Purchase Agreement dated January 14, 1997 between the Registrant and Thomas J. Price, extending the date for receipt of all requisite regulatory approvals from
            June 30, 1997 to December 31, 1997 is incorporated by reference to the
            Registrant's Annual Report on Form 10-K for the fiscal year ended
            February 28, 1997
 10(q)      Property Purchase Agreement dated January 14, 1997 between the Registrant and Thomas J. Price whereby the Registrant acquired a 100% interest in and to certain software technology and intellectual property created by
            Thomas J. Price, known as the Automated Information Management (the "AIM
            Technology"), subsequently renamed the I|Nova System,  is incorporated by
            reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997
 10(r)      Property Purchase Agreement effective August 1, 1997 between the
            Registrant and Terry G. Goodbody whereby the Registrant acquired a 100%
            interest in and to certain proprietary intellectual property created by
            Goodbody, known as the Archidata Technology  is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended
            February 28, 1998, filed with the Securities & Exchange Commission on
            July 20, 1998.
 10(s)      Stock Purchase Agreement dated the August 1, 1997 between the Registrant and Thomas A. Speed whereby the Registrant acquired a 100% interest in and to Mainstream Technologies, Inc., a California corporation  is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities &
            Exchange Commission on July 20, 1998.
 11         For Statement re computation of share earnings, refer to
            Consolidated Financial Statements for the Years ended February 28, 1999,
            February 28, 1998 and February 28, 1997 for the Registrant.
 12         Not Applicable.
 13         Forms 6-K's for the periods ended May 31, 1998, August 31,
            1998 and November 30, 1998 are incorporated by reference to filings with the Securities & Exchange Commission on August 14, 1998, October 30, 1998
            and January 29, 1999, respectively.
 18         Letter concerning change in accounting principles from
            Coopers & Lybrand dated May 28, 1990 is incorporated by
            reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1990 filed on May 28, 1990.
 19         None.
 22         Subsidiaries of the registrant                                    84
 23         Notice of Annual General Meeting, Information Circular and Proxy  85
 24(a       Consent Letter from Schvaneveldt and Company consenting to the inclusion of the Auditors' Report dated September 21, 1999 of the
            Consolidated Financial Statements of the Registrant for the years ended
            February 28, 1999, February 28, 1998 and February 28, 1997       100
 25         None.
 28(a)      A Form 8-K was filed on April 1, 1999 announcing the execution of a Loan
            Agreement, the resignation of one member of the Company's Board of
            Directors due to personal reasons and the subsequent appointment of W.
            Gennen McDowall to the Board of Directors to fill the vacancy created by the resignation.


                                   SIGNATURES
                                   -----------

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VERONEX TECHNOLOGIES, INC.


Date: September 22, 1999                By: /s/  David A. Hite
                                        -----------------------
                                        David A. Hite
                                        Chairman of the Board,
                                        Chief Executive Officer &
                                        Chief Financial Officer


Date:  September 22, 1999               By: /S/ Peggy Martin
                                        --------------------------
                                        Peggy Martin
                                        Secretary