Form 20-F/A
period 1999-02-28
VERONEX TECHNOLOGIES INC
filed 2000-05-04
CIK 781894

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 20-F/A

     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b)
               OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended February 28, 1999
                                         -------------------
                       Commission File Number 0-13967
                                             --------

                         VERONEX TECHNOLOGIES, INC.
                        ----------------------------
           (Exact name of Registrant as specified in its charter)

                         VERONEX TECHNOLOGIES, INC.
                        ---------------------------
              (Translation of Registrant's name into English)

                    Province of British Columbia, Canada
                   --------------------------------------
              (Jurisdiction of incorporation or organization)

        #1505-800 West Pender Street, Vancouver, B.C. Canada V6C 2V6
       -------------------------------------------------------------
                  (Address of principal executive offices)

       Securities registered or to be registered pursuant to Section
                             12 (g) of the Act:

                        Common Shares, no par value
                       -----------------------------
                              (Title of Class)

      Securities for which there is a reporting obligation pursuant to
                         Section 15 (d) of the Act:

                                    None
                            --------------------
                              (Title of Class)

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by
the annual report.                                               7,549,774
                                                                -----------

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                            Yes  X   No
                                                                ----   ----

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17.  Item 18. X
                  ---
                                                                  1

                                   PART I
                                  -------
Item 1.   Description of Business
-------   -----------------------
Organization
------------
Veronex Technologies, Inc. (formerly, International Veronex Resources Ltd.) (hereinafter referred to as "Veronex" or the "Company") has acquired the worldwide rights to an automated information system and application manager (the "I NOVA System") technology (formerly known as the "AIM System").
The Company's name change reflects its successful transition to the computer software industry. The Company's Common Stock is registered under the United States Securities Exchange Act of 1934 and its stock trades on the OTC Bulletin Board in the United States of America under the symbol "VXTK". The Company's Common Stock was also registered with and traded on the Vancouver Stock Exchange in Canada under its previous name, International Veronex Resources Ltd., and symbol "IVX", until the Company applied for a voluntary delisting from the Vancouver Stock Exchange. As of July 4, 1997, the Company's common shares were delisted from trading on the Vancouver Stock Exchange. Prior to that time, the Company's stock also traded on the American Stock Exchange.

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

Veronex is a company organized under the laws of the Province of British Columbia, Canada and was incorporated on March 8, 1974 under the name of Rockel Mines Ltd. The Registrant changed its name to Veronex Resources Ltd. on May 1, 1979 and to International Veronex Resources
Ltd.onOctober 21, 1992. A subsequent name change to Veronex Technologies, Inc. was made on December 4, 1997.

Veronex, together with its wholly owned subsidiaries, Veronex Resources, Inc., Nordell International Resources Ltd. ("Nordell"), Bonaparte Resources Ltd., Richport Resources Ltd., Align Energy Inc., High River Industries Ltd., and Mainstream Technologies, Inc., an indirect wholly-owned subsidiary, along with PCS Acquisition Corp. ("PCS Acq."; a California subsidiary that merged with ProMax Conceptual Strategies, as more particularly described below), designs, develops, licenses and supports computer software products for complete enterprise wide management application development and implementation for competitive, innovative and flexible business solutions. In addition, Veronex is involved in the acquisition and, as warranted, exploration and development of natural resource opportunities (Veronex Technologies, Inc. and the subsidiaries are referred to collectively as "Veronex").
                                                                  2

The Company maintains its principal executive offices at 800 West Pender Street, Suite 1505, Vancouver, British Columbia, Canada V6C 2V6 and has offices at 18023 Sky Park Circle, Suite E-2, Irvine, California, U.S.A. 92614 and 363 Brookhollow Drive, Santa Ana, California, U.S.A. 92705.

On January 14, 1997 the Company entered into a Property Purchase Agreement (the "Agreement") with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an information management application system, including a source program analyzer (collectively referred to as the "I NOVA System"). The terms of the Agreement provide for Veronex to pay a fee of $20,000 and to issue up to 12,000,000 shares of Common Stock to acquire the I NOVA System. Veronex issued 100,000 shares of its Common Stock and will issue the balance of the shares of Common Stock based on a contingent, earn-out formula, dependant upon future revenues generated from licensing sales and maintenance contracts of the I NOVA System. A finder's fee will be payable pursuant to the rules, policies and guidelines of the regulatory authorities.

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

As a result of the three transactions described above, Veronex acquired the Nova System computer software technology, as more particularly described in Item 9, Management's Discussion and Analysis of Financial Condition and Results of Operations. Subsequent to the acquisitions, Veronex spent several months integrating these methodologies and technologies into a complete system for the alternative future use of solving the Year 2000 computer problem. The software technology for the Year 2000 solution is very unique and a patent application was filed in August 1997 to protect its unique capabilities.

Recent Developments
-------------------
On February 1, 1999, the Company announced the appointment of W. Gennen McDowall to the Company's Board of Directors.


                                                                  3

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

On April 7, 1999, Veronex announced the execution of a fifth Strategic Alliance Agreement with Microtron, Inc., a private company headquartered in Mexico City, Mexico, allowing Veronex the opportunity to introduce its I Nova System into the Mexican market.

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

On April 27, 1999, Veronex announced the execution of an eighth Strategic Alliance Agreement with Consolidated International Technologies, Inc., a wholly-owned subsidiary of World Wide Ventures Partners, LLC., a Delaware corporation, to license the use of Veronex's I Nova system.

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


                                                                  4

Company Reorganization
----------------------
Background Information
----------------------
Pursuant to the terms of a January 14, 1997 agreement between the Company and Thomas J. Price, a director and officer of the Company (the "Price Agreement"), the Company acquired a 100% interest in and to certain software technology and intellectual property created by Mr. Price. This technology and property, formerly known as the "AIM Technology" was subsequently renamed the "I Nova System". Consideration for the I Nova System was the issuance to Mr. Price of 100,000 shares of the Company and the issuance of up to a further 11,900 ,000 "earn out" shares of the Company to be issued to Mr. Price on the basis of one (1) share for each US $2.00 of gross cash revenues generated from the I Nova System (the "Earn Out Shares"). Initially, the Earn Out Shares were to have been issued to Mr. Price by not later than November 30, 1998, but this date was extended to November 30, 1999 after approval for this extension was received from the Company's Members at the Annual General Meeting held September 21, 1998.

Earn Out Shares
---------------

At the Company's Annual General Meeting schedule to be held October 21, 1999, Management is seeking shareholder approval to pass a resolution extending the expiry date from November 30, 1999 to November 30, 2000.

Memorandum of Understanding
---------------------------
Management of the Company has recently been approached by persons interested in working with the Company to further develop and exploit the I Nova System. In furtherance thereof, a Confidential Memorandum of Understanding was executed on August 27, 1999 by David A. Hite, Thomas J. Price and Thomas A. Speed (the "Memorandum"). The Memorandum contemplates the reorganization of the Company's affairs and the potential disposition of some or all of the Company's assets. Essentially, the concept behind the Memorandum (the "Reorganization") provides for:

- involvement of corporate entity(ies) into which certain of the Company's current assets will be vended, specifically the I Nova System and the Company's mineral resource properties;
- the Company will retain certain of its current assets, specifically the e-commerce system;
- consideration to be paid to the Company for the above assets would be based upon a value established by a valuation report(s), payable by way of a combination of cash and stock;
-    distribution of a portion of the above shares to the Company's
     Members.
- concurrently, upon the sale of the I|Nova System, the Company would be obligated to proceed with the issuance to Thomas J. Price of those 11,900,000 common shares due to be issued to Price as set out above and in consideration for the acquisition of the I|Nova System further to that agreement dated January 14, 1997 between Price and the Company. Shareholder approval to the issuance of these shares and the resulting change in control upon the issuance of the 11,900,000 common shares was sought and obtained at the Company's Annual General Meeting held May 21, 1997;


                                                                  5

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

Potential Disposition of the Company's Undertaking and Assets
-------------------------------------------------------------
At any time when a company seeks to dispose of all or substantially all of its assets and undertaking, Member approval is required. Implementation of the Reorganization, amended or otherwise, may result in the distribution of the Company's assets and undertaking. As a result, Members must approve the transaction by way of special resolution. The Reorganization Special Resolution must be approved by 75% of the shares eligible to vote at the Meeting in order to comply with applicable statutory requirements of the Company Act (British Columbia). Member approval will be sought for the potential disposition of the I|Nova System and the Company's Mineral Claims, located in Avawatz Mining District, County of San Bernadino, California.

Item 2.   Description of Property
---------------------------------

Placer Gold Mining Claims, California
-------------------------------------
During fiscal year 1996, the Company acquired certain interests in placer mining claims known as the Alexander Star #2, Alexander Star #4 through 7 and Alexander Star #91 through 98 Claims, all located in the Avawatz Mining District, County of San Bernardino, California (the "Alexander Star Property"). The Company is maintaining these claims in good standing until such time as the price of gold is of sufficient value to warrant further exploration and/or development.

                                                                  6

THERE ARE NO KNOWN RESERVES OF COMMERCIAL ORE ON THE PROPERTIES AND THIS PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

In addition to the properties involved in the Placer Gold Mining Claims in California, Veronex maintains leased office space in Vancouver, British Columbia, Irvine, California and Santa Ana, California.

Item 3.   Legal Proceedings
---------------------------

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

                                                                  7

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

FORMER EMPLOYEES
----------------

The Company was involved in litigation proceedings and became a party to arbitration proceedings against certain of its former employees. In the litigation, the company alleged, among other causes of action, that the party defendants misappropriated the Company's intellectual property; and was granted a temporary restraining order against the party defendants. Further, the Company maintained that the issues raised in the arbitration proceedings were inextricably intertwined with the matters that were the subject of the litigation. During the period ended November 30, 1998, the litigation with its former employees was settled in full.

SHELLEY LAWSUIT
---------------

Between June 26, 1998 and June 14, 1999, Gerald N. Shelley (and his law corporation) and PCS Acquisition Corp., a wholly-owned subsidiary of the Company, and the Company (as well as certain related individuals) filed a series of complaints and cross complaints against each other in the Superior Court for Orange County, California. On April 16, 1999, the parties reached a comprehensive settlement of the disputes among them. At the present time, Veronex is not a party to any other legal proceedings, nor is it aware of any proceedings contemplated by any governmental authorities against it.

Item 4.        Control of Registrant
------------------------------------
a) The Registrant is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.
b) To the knowledge of the Directors and Senior Officers of the Company, only the following individual holds shares carrying more that 10% of the voting rights attached to all outstanding shares of the company as at September 7, 1999:

Name of Owner       Number of Shares       Percentage of Issued and Outstanding
-------------       ----------------       ------------------------------------
Cede & Co.            4,394,838                         53%
CDS & Co.               827,189                         10%

                                                                 8

c) As at September 7, 1999, the Officers and Directors of the registrant held the following common shares:

Identity of Person or Group     Amount Owned           Percentage of Class
---------------------------     -------------          -------------------
Directors & Officers                791,801                    9.58%
</Table.

Item 5.   Nature of Trading Market
----------------------------------

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

The price range for the low and high bids of shares of Veronex's Common Stock, on a quarterly basis, on the OTC Bulletin Board for 1998 and 1997 expressed in U.S. Dollars are set out in the following table:


                                      Fiscal 1999              Fiscal 1998
                                   Low         High         Low         High
                                   -------     -------      -------     -------
1st Quarter                        $ 3.64      $16.75       $  .88      $ 3.13
2nd Quarter                        $ 3.31      $ 9.94       $ 1.75      $ 5.44
3rd Quarter                        $ 1.50      $ 5.25       $ 3.63      $ 5.88
4th Quarter                        $ 1.28      $ 6.38       $ 2.63      $ 5.13

Note: The NASD quotations represent inter-dealer prices, without mark-ups or commissions, and may not necessarily be indicative of actual sales prices.

There have been no cash dividends paid on the common shares during the last two years.

The Registrant has been informed by Montreal Trust, the Registrar and Transfer Agent, that as at September 7, 1999 Veronex had 3,379 shareholders of record.

Item 6.   Exchange Controls and Other Limitations Affecting Security
          Holders
-------   ----------------------------------------------------------

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of Veronex Technologies, Inc.'s shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to
Article X of the reciprocal tax treaty between Canada and the United States. See "Item 7. Taxation".
                       --------

                                                                  9

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

In addition, an investment by a non-Canadian which would not otherwise be review able under the Act, is review able, if either a Canadian business is directly or indirectly acquired or a new Canadian business is established, or such Canadian business engages in a specific activity that, in the opinion of the federal cabinet is related to Canada's cultural heritage or national identity and on the recommendation of the Minister responsible for Investment Canada, the cabinet issues an order for review.

A non-Canadian shall not implement an investment review able under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the Canadian business that is the subject of the investment.


                                                                 10

A non-Canadian making the following investments:
(i)       an investment to establish a new Canadian business;  and
(ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act, must notify Investment Canada, within prescribed time limits, of such investments.

Item 7.   Taxation
-------   ---------

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

Item 8.   Selected Financial Data (in $000's U.S. Dollars)
-------   ------------------------------------------------

-----------------     -----------  ----------- -----------  ----------- -----------
                      Feb. 28,     Feb 28,     Feb. 28,     Feb. 28,    Feb. 28,
                      1999         1998        1997         1996        1995
-----------------     -----------  ----------- -----------  ----------- -----------
Revenue               $10,258      $   294     $   132      $     1     $     2
-----------------     -----------  ----------- -----------  ----------- -----------
Earnings (Loss)
for Period            $ 4,677      $(1,151)    $ 5,140      $  (779)    $ (4,973)
-----------------     -----------  ----------- -----------  ----------- -----------
Total Assets          $13,621      $ 4,685     $ 3,494      $   102     $     91
-----------------     -----------  ----------- -----------  ----------- -----------
Working Capital/
(Deficiency)          $ 8,512      $ 2,333     $ 2,394      $(3,371)    $ (2,629)
-----------------     -----------  ----------- -----------  ----------- -----------
Shareholders'
Equity (Deficit)      $10,891      $ 4,378     $ 2,649      $(3,290)    $(2,599)
-----------------     -----------  ----------- -----------  ----------- -----------

This selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere herein.
                                                                 11

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations
-------   ---------------------------------------------------------------

General
-------

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

     In a series of planned acquisitions, Veronex has orchestrated the creation and integration of unique niche, patent pending, technologies designed to reduce the impact of enormous industry dependence on legacy software applications in mainframe computers by eliminating source code redundancy. A fortuitous benefit of Veronex's I|Nova System technology is a built-in solution to the Year 2000 problem in COBOL based applications. The possible effect and extent of the Y2k problem is feared by industry and government organizations worldwide as it is expected to impact application systems into the foreseeable future. Veronex has now established relationships with 9 strategic partners, 6 teaming partners, 2 European distributors, 3 technical alliances and selected end-user accounts and is poised for success.

Company Background
------------------

     Founded in 1974 in the Province of British Columbia, Canada, Veronex is a Canadian company with operations in Canada, the United States of America and the Philippines. As a publicly traded corporation, Veronex is a fully registered and reporting company in the United States. In late 1996, Veronex initiated an aggressive strategy to transition to a software application development company. The growing and lucrative business application software industry offers unlimited opportunities as we move into the new millennium. Impetus for this transition has been fueled by global concerns and opportunities surrounding the Year 2000 rollover impact on antiquated legacy software systems.

New Opportunity Strategy
------------------------
     As part of an on-going program to analyze alternative investment strategies, Veronex management and consultants identified several emerging opportunities in the business application software industry. Following a period of investigation and due diligence, Veronex elected to move into the software industry. In 1996, Veronex management began implementing a long-term strategy to acquire and develop a software application development company focused on acquiring the most flexible business application software available. Management believes that an added advantage of flexible application development software would be the ability to reduce the long-term maintenance costs of legacy business software systems. Currently, the highest cost of software is not in its development or purchase but rather in its continued maintenance.

                                                                 12

     So-called "Legacy Software Systems" were developed using first and second generation languages which lacked flexibility. Further, these legacy systems were developed using what have become outdated, obsolete proprietary software programming languages which have never been updated. While business applications involved in legacy software systems are still valid and functional, there exists a real need for a new generation of non-technical business application software which is not bound to any "programming language." Veronex's I|Nova System is the best answer to this multi-billion dollar problem.

          At the same time Veronex was making the transition to a software application company, the Year 2000 ("Y2k") Problem, a problem which is indicative of the larger legacy software systems maintenance issues, began to dominate the software industry marketplace. Veronex believes that the Y2k problem can easily be resolved by the I|Nova System and this solution can be leveraged to bring attention to the Company's flexible software and to its overall approach to lowering software maintenance costs.

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

     A thorough evaluation of existing firms and technology resulted in the identification of three tools that collectively would satisfy the desired elements:

1. Pro-Max Conceptual Strategies, Inc. which had an automated information management system (I|Nova System);
2. Mainstream Technologies, Inc. which had an established customer base and technical support infrastructure; and
3. ArchiData Systems, Inc. which had a Y2k certified compliant methodology.

     Using profits from concluded natural resource investments, the Company paid off all debt in 1996. In January 1997 Veronex made its first planned technology acquisition by entering into a Property Purchase Agreement to acquire software technology including an automated information manager, an information management application system, and a source program analyzer. This technology became the heart of the I|Nova System, a fully integrated business application software and analysis tool-set capable of solving the Y2k Problem, repairing legacy computer programs and/or migrating existing COBOL legacy systems to the I|Nova System.

     After acquiring the I|Nova technology, Veronex made extensive development to the migration analyzer to transition it into a Y2k solution tool. Veronex has applied for a patent on the developed source program analyzer, I|Nova, known as the DataCentric Analyzer.

     The second Veronex acquisition in business software occurred in August 1997 when the Company purchased Mainstream Technologies, Inc. Mainstream provides specialized software development and publishing capabilities and extends the Veronex client set to include industry leaders such as BASF Corporation. The addition of Mainstream Technologies significantly enhanced Veronex's technical and facility resources in preparation for the launch of the analysis, repair, testing and re-engineering product known as I|Nova.
                                                                 13

     The I|Nova tool-set offers COBOL legacy code analysis, repair, standardization and lines of code reduction to the Y2k marketplace and beyond. The Veronex tool-set delivers its clients a return on their software investment by streamlining information system maintenance budgets and positioning a business to address future application requirements.

     The third acquisition, in August 1997, was the purchase of ArchiData Systems, Inc.'s technology. ArchiData Systems' technology is compatible with all popular database solutions. Coupled with the I|Nova Data Centric Analyzer, Veronex's business software products and services enable companies to standardize and revitalize their COBOL legacy systems. Revitalization or reduction in the volume of source code and data substantially reduces the cost of information system maintenance.

     Veronex has now concluded the merging and integration of these technologies. The Company is offering select clients an early opportunity to experiment with the I|Nova System on a trial basis. Contracts in place and in negotiation with major industry and government organizations anticipate a rapid expansion of Veronex's products and services worldwide as global industries move toward the new millennium.

Strategic Objectives
--------------------
     Veronex's mission is to establish the Company as the business software tools provider of choice for the new millennium. Since a by-product of the Veronex software cost reduction tool-set (I|Nova System) is a ready solution to the Y2k problem, one of the Company's strategic objectives is to emphasize the I|Nova System tool-set's Y2k solution capabilities. By introducing Veronex's I|Nova tool-set as the next generation software for reducing software maintenance costs and solving the Y2k legacy code problems, Veronex has been able to leverage into the full capabilities available with this product.

     Concurrently, Veronex initiated an end-user sales effort to establish the I|Nova System's unique application development capabilities in a manner consistent with its objective to establish the I|Nova System as the business software tool-set of choice for the new millennium. In May 1999 the Company entered into an agreement to develop an e-commerce system for a consortium of banks in the Asian Pacific Region. The e-commerce system is a trade point system for businesses in the entire Asian Pacific Region which will initially include approximately 6,000 banks in 33 countries with more than 10,000,000 business enterprises as clients.

I\Nova System
-------------

     The I|Nova System technology is the backbone of the Company. The I|Nova System provides a legacy application modernizing tool, an application migration tool and a code-less application development tool. Collectively this tool-set boosts the competitive ability of its users by radically simplifying the development, integration, deployment, and management of their enterprise applications.

     The I|Nova System technology consists of three (3) separate tools which are seamlessly integrated:

1. The DataCentric Analyzer - Legacy Modernizing Tool (also Y2k solution tool)
2.   The Rapid Application Development System - Code-less RAD Tool
3.   The Application Manager - Platform Independent Deployment Tool


                                                                 14

     These three tools can be used as a set or individually to accomplish the goals of the enterprise's information network. More importantly, to the enterprise seeking to achieve a distributed network application, the DataCentric Analyzer can be used in conjunction with the Rapid Application Development System and Application Manager(s) to seamlessly migrate existing proven legacy applications to a client/server environment allowing developers to adopt distributed applications without being hampered by "legacy" management ideas. The I|Nova Application Manager allows the IT professional to port a single application to a wide variety of platforms thus obviating application integration.

     The I|Nova DataCentric Analyzer is able to optimize existing applications by eliminating redundant source code and by standardizing source code definitions, which facilitates application integration and migration.

     I|Nova can seamlessly migrate existing mainframe MVS-COBOL applications to a client/server platform. Unique in its data-centric approach to application management, I|Nova provides the capabilities that organizations need to successfully deploy and manage distributed applications.

     The I|Nova System allows developers to transfer their detailed understanding of the applications to a production environment, ensuring that their applications, once running, will provide the competitive advantage that their business requires. With ongoing and pro-active monitoring based on the information needs management defines as critical to the application management can be sure that their applications are always under control regardless of the stresses and strains placed upon them. Finally, as applications change over time to answer the changing demands of business enterprises, I|Nova provides an efficient and effective means to manage that change and maintain the control necessary for a competitive advantage.

     The I|Nova System can read existing legacy applications and automate management tasks by leveraging the information that has been modeled into them. Pro-active measures can be taken in response to real-time business environment changes. The I|Nova architecture provides a repository for application configuration and performance information, and methods to capture that information from your application. Through a unique series of modules and interfaces, I|Nova also provides critical status information and empowers management with the capability to change applications on demand, thereby ensuring their business is taking maximum advantage of its applications.

     The I|Nova System's many dynamic features created by its unique approach to modernizing and/or migrating existing applications and to developing new applications make it a very usable software tool-set. The I|Nova System's DataCentric Analyzer provides an automated modernization and migration solution for existing "legacy" applications allowing users the opportunity to modernize and then migrate existing proven applications to a client/server environment.

Liquidity and Capital Requirements
----------------------------------

     Veronex's financial performance is dependent on many external factors which are not controllable by management nor predictable as to future fluctuations. Additionally, in the current period of worldwide economic uncertainty, the availability and cost of funds have become increasingly hard to project. Changes and new events in the social, monetary and economic marketplace could materially affect the financial performance of Veronex in the future.
                                                                 15

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

RESULTS OF FISCAL 1999 COMPARED TO FISCAL 1998
----------------------------------------------
     Veronex reported net income of $4,677,000 ($0.67 per share) for the fiscal year ended February 28, 1999 and a net loss of $1,151,000 ($0.19 per share) for the fiscal year ended February 28, 1998, on revenues of $10,258,000 and $294,000, respectively.

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


                                                                 16

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


                                                                 17

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



                                                                 18

Item 10.  Directors and Officers of Registrant
--------  ------------------------------------

     The following individuals were elected as Directors at the Company's Annual General Meeting held September 21, 1998:


Name, Age and Other Positions Held      Principal Occupation or Employment and
with the Company                        Occupation for the Past Five Years
-----------------------------------     ----------------------------------------
DAVID A. HITE                           Chairman of the Board, Chief Financial
                                        Officer and Chief Executive Officer of
Chairman, Chief Financial Officer,      Veronex Technologies, Inc.; formerly
Chief Executive Officer & Director      Vice President, and Director of Investor
                                        Relations since 1984; Director of the
Age:     56                             Company since August 21, 1987.
-----------------------------------     ----------------------------------------
THOMAS J. PRICE                         President, Chief Operating Officer and
                                        Director of the Company since November
President, Chief Operating Officer      12, 1997.  Prior to November 1997, Mr.
& Director                              Price was President of ProMax Conceptual
Age:     58                             Strategies
-----------------------------------     ----------------------------------------
SANDRA M. MILLIGAN                      Director of Veronex Technologies, Inc.
                                        and other private corporations (1980-
Director                                present); Director of the Company
Age:     57                             since May 24, 1989.
-----------------------------------     ----------------------------------------
PRU ZERNY                               Ms. Zerny acts as a director of the Company
                                        and also acts as President of Nexos Marketing
Director                                International, a consulting company for
                                        international trade.  Ms. Zerny has been a
Age:     51                             Director of the Company since November 12,
                                        1997.
-----------------------------------     ----------------------------------------

Subsequent to the Annual General Meeting, W. Gennen McDowell was appointed to the Company's Board of Directors on February 1, 1999.

-----------------------------------     ----------------------------------------
Name, Age and Other Positions Held      Principal Occupation or Employment and
with the Company                        Occupation for the Past Five Years
-----------------------------------     ----------------------------------------
W. GENNEN McDOWALL                      Mr. McDowall is a Director of the Company
                                        and the President and CEO of Poplar Resources
Director                                Ltd., a public company.  He also acts as a
                                        self-employed geophysical consultant.  Mr.
Age:     49                             McDowall was appointed as a Director on
                                        February 1, 1999.
-----------------------------------     ----------------------------------------


                                                                 19

Item 11.  Compensation of Directors and Officers
--------  ---------------------------------------

                             Compensation Table
                            -------------------

------------------------- ---------------------------  ------------------------------
Name of Individual and    Principal and capacities     Cash compensation including
number of persons in      served by the named          salaries, fees, directors'
group                     individual                   fees, commissions and bounses
------------------------- ---------------------------  ------------------------------
David A. Hite             Chairman of the Board, CEO   $350,000.00 (U.S.)*
                          CFO and Director
------------------------- ---------------------------  ------------------------------
Thomas J. Price           President, COO and Director  $120,000.00 (U.S.)
------------------------- ---------------------------  ------------------------------
Executive Officers as a                                $470,000.00 (U.S.)
Group: (2 persons)
------------------------- --------------------------   ------------------------------

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



                                                                 20

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries
--------  --------------------------------------------------------------

As at September 7, 1999, the following stock options to purchase the Company's shares were outstanding to various directors and employees:

Name                            Shares         Price (Cdn. $) Date
----------------------------    -------------- -------------- --------------
David Woodridge                  50,000         $3.69         Nov. 12, 2002
Theodore G. Elser                15,000         $3,69         Nov. 13, 2002
Donald R. Johnson                15,000         $4.22         Sept. 14, 2003
James H. Townsend                25,000         $4.22         Sept. 14, 2003
Sandra M. Milligan               50,000         $4.22         Feb. 3, 2004
Peggy Martin                     50,000         $4.22         Feb. 3, 2004
W. Gennen McDowall               25,000         $4.22         Feb. 3, 2004
Pru Zerny                        25,000         $4.22         Feb. 3, 2004
Gerald D. Lamont                 25,000         $4.22         Feb. 3, 2004
Pamela E. Day                    20,000         $4.22         Feb. 3, 2004
William Dannemeyer               25,000         $4.22         Feb. 3, 2004
N. David Hamilton                25,000         $4.22         Feb. 3, 2004
Timothy W. Hite                  18,600         $4.22         Feb. 3, 2004
Damon S. Young                  140,000         $4.13         Apr. 1, 2004
Michael Fryer                    40,000         $4.13         Apr. 1, 2004
Rahim Besharaty                  40,000         $4.13         Apr. 1, 2004
Jay A. Geier                     30,000         $4.22         Aug. 5, 2004
David A. Hite                   207,000         $4.22         Aug. 5, 2004

                             Contingent Options
                             ------------------

The following contingent earn-out options are allocated from the Company's 1997 Contingent Stock Option Plan, the options for which shall vest on the same contingent, earn-out basis as those reserved for contingent issuance to ProMax Conceptual Strategies:

Name of                         No. Of
Optionee                        Shares         Price (Cdn. $) Date
----------------------------    -------------- -------------- --------------
Tony Speed                       100,000        $3.13          Nov. 30, 1999
David Wilson                      40,000        $3.13          Nov. 30, 1999
Mike Schafer                      25,000        $3.13          Nov. 30, 1999
Andrew Zide                       40,000        $4.22          Jan. 16, 2000
Millie Egerton                    20,000        $4.22          Mar. 13, 2000
Maxine English                    20,000        $4.22          Mar. 13, 2000
Charles E. Armstrong              40,000        $4.10          May 27, 2000
Gregg Puckett                     30,000        $4.10          June 22, 2000
William P. Habig                  40,000        $4.22          Mar. 5, 2000
Tony Speed                       100,000        $2.28          Dec. 31, 2000
Timothy W. Hite                   40,000        $2.28          Dec. 31, 2000
Peggy Martin                      40,000        $2.28          Dec. 31, 2000
Million Egerton                   40,000        $2.28          Dec. 31, 2000
Christopher S. Caruso             40,000        $4.10          May 17, 2001
Hiroyuko Ochi                     40,000        $3.64          May 14, 2001

                                                                          21

                           Earnout options - Two Year-Term
                           --------------------------------
Name of                         No. Of
Optionee                        Shares         Price (Cdn. $) Date
----------------------------    -------------- -------------- --------------
John C. Lazor                     20,000        $ 0.90         Nov. 30, 1999
Beverly Lazor-Bahr                20,000        $ 0.90         Nov. 30, 1999
Shirley Lazor                     20,000        $ 0.90         Nov. 30. 1999
Siamak Elghanian                  20,000        $ 0.90         Nov. 30, 1999
Eddie Lepkowski                   20,000        $ 0.90         Nov. 30, 1999
Ralph T. McCabe                  300,000        $ 0.90         Nov. 30, 1999
Art Kotowitz                      20,000        $ 0.90         Nov. 30, 1999
Pat McNiff                        20,000        $ 0.90         Nov. 30, 1999
Lorraine DeBaca-Rodriguez         10,000        $ 0.90         Nov. 30, 1999
Pravin Parmar                     20,000        $ 0.90         Nov. 30, 1999
Chelly D. Speed                   12,000        $ 0.90         Nov. 30, 1999
Nina Alvarez-Shumway              12,000        $ 0.90         Nov. 30, 1999

As at September 7, 1999 there are 763,500 outstanding shares purchase warrants to purchase shares of Veronex Technologies, Inc. In addition, further to the September 12, 1997 financing agreement with Robb, Peck, McCooey Clearing Corp., the Company issued a total of 200,800 placement agent's warrants. There remains 180,808 placement agents' warrants outstanding as of September 7, 1999.

Item 13.  Interest of Management in Certain Transactions
--------  ----------------------------------------------

None of the Directors or Senior Officers of the Company or any subsidiary thereof, or any associates or affiliates of any of them, is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

Other than as set forth below, none of the Directors or Senior Officers of the Company, or any associate of affiliate of such persons or company, has any material interest, direct or indirect in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the company.

Acquisition
-----------

Pursuant to an agreement dated November 20, 1995, as accepted by the Vancouver Stock Exchange on November 30, 1995, between the Company and Mr. David A. Hite and Timothy Hite, both of Downey, California, (collectively called the "Vendors"), the Company acquired from the Vendors, subject to a 5% net smelter return, an option a 25% right, title and interest in and to the Alexander Star #2 placer claim, located in the Avawatz Mining District, County of San Bernadino, California. There was no consideration paid to the Vendors to acquire this option.

Also pursuant to an agreement dated November 20, 1995, as accepted by the Vancouver Stock Exchange on November 30, 1995, between the Company and David A. Hite, Donna L. Hite, Timothy W. Hite and Bradley Hite, all of Downey California (collectively called the "Claim Vendors"), the Company acquired from the Claim Vendors, subject to a 5% net smelter return, an option to acquire a 50% right, title and interest in and to the Alexander Star #91 through 98 placer claims, all located in the Avawatz Mining District, County of San Bernadino, California. There was no consideration paid to the Claim Vendors to acquire this option.
                                                                 22

                                  PART II
                                  -------

Item 14.  Description of Securities to be Registered
--------  -------------------------------------------

Not applicable.

                                  PART III
                                 ---------

Not applicable.

Item 16.  Changes in Securities and Changes in Security for Registered
          Securities.
--------  ------------------------------------------------------------

None.

                                  PART IV
                                  --------
Item 17.  Financial Statements
--------  --------------------

See "Item 18.  Financial Statements"
     --------  --------------------


Item 18.  Financial Statements
--------  --------------------

Index to Financial Statements and Supplemental Information
                                                                      Page
                                                                      -----
     Independent Auditors' Report to Shareholders. . . . . . . . . . . . 26

     Former Independent Auditors' Report to Shareholders . . . . . . . . 27

     Consolidated Financial Statements:

          Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . 28

          Consolidated Statements of Shareholders'
          Equity (Deficit) . . . . . . . . . . . . . . . . . . . . . . . 29

          Consolidated Statements of Income (Loss) . . . . . . . . . . . 30

          Consolidated Statements of Cash Flows. . . . . . . . . . . . . 31

          Notes to Consolidated Financial Statements . . . . . . . .32 - 43

Supplemental Information

     N/A

                                                                 23

[Letterhead]
                           Schvaneveldt & Company
                        Certified Public Accountant
                      275 East South Temple, Suite 300
                         Salt Lake City, Utah 84111
                               (801) 521-2392

Darrell T. Schvaneveldt, C.P.A.

Board of Directors
Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)

I have audited the accompanying balance sheets of Veronex Technologies, Inc., as of February 28, 1999, and the related statements of operations, stockholders' equity, and cash flows for the year ended February 28, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted by audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Veronex Technologies, Inc., as of February 28, 1999, and the results of its operations and its cash flows for the year ended February 28, 1999, in conformity with generally accepted accounting principles.

/S/ Schvaneveldt & Company
Schvaneveldt & Company
Salt Lake City, Utah
August 31, 1999

                                                                 24

/Letterhead/
Coopers & Lybrand
chartered accountants

AUDITORS REPORT

To the Shareholders of International Vernonex Resources, Ltd.

We have audited the consolidated balance sheets of International Vernonex Resources, Ltd., as at February 28, 1997 and February 29, 1996, and the consolidated statements of earnings (loss), shareholders' equity (deficit) and cash flow for the year ended February 28, 1997, of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects the financial position of the company as at February 28, 1997 and February 28, 1996 and the results of its operations and its cash flows for the years ended February 28, 1997 February 29, 1996 and February 28, 1995 in accordance with generally accepted accounting principles in the United States. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.


                                                      /S/ Coopers & Lybrand
Vancouver, Canada                                     Chartered Accountants
March 14, 1997

Coopers & Lybrand is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.


                                                                 25

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX RESOURCES, LTD.)
Consolidated Balance Sheets
(In U.S. Dollars)

                                                             February       February
                                                             28, 1999       28, 1998
                                                             (audited)      (audited)
ASSETS
Current Assets
Cash and short-term deposits                             $    907,000   $  2,493,000
Accounts receivable (note 3)                               10,322,000        130,000
Prepaid expense                                                13,000         17,000
                                                         -------------  -------------
Total Current Assets                                       11,242,000      2,640,000

Software Acquisition and Integration Costs (note 4)
 (net of accumulated amortization of $262,000: 1998-$Nil)   2,091,000      1,803,000
Resource Properties and Related Deferred Costs
 (note 5)                                                           -         66,000
Fixed Assets and Depreciation (note 7)
(net of accumulated depreciation of $71,000: 1998-$87,000)    136,000         24,000
Investments (note 6)                                          152,000        152,000
                                                         -------------  -------------
Total Assets                                             $ 13,621,000   $  4,685,000
                                                         =============  =============

LIABILITIES
Current Liabilities
Accounts Payable (note 8)                                $  1,921,000   $    307,000
Due to a related party (note 9)                               809,000              -
                                                         -------------  -------------
Total Current Liabilities                                   2,730,000        307,000

SHAREHOLDERS' EQUITY

Share Capital (note 10)
Authorized- 100,000,000 (1998 - 100,000,000)
  common shares without par value
Issued - 7,549,774 (1998 - 6,897,501) common shares        52,344,000     50,508,000
Deficit                                                   (41,453,000)   (46,130,000)
                                                         -------------  -------------
Total Shareholders' Equity                                 10,891,000      4,378,000
                                                         -------------  -------------
Total Liabilities and Shareholders' Equity               $ 13,621,000   $  4,685,000
                                                         =============  =============

APPROVED BY THE DIRECTORS
  "David A. Hite" Director                                 Corporate History (note 1)
  "Sandra A. Milligan" Director               Contingencies and Commitments (note 15)

                          -See accompanying notes-
                                                                28

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES RESOURCES, LTD.)
Consolidated Statements of Shareholders' Equity
(In U.S. Dollars)

                                             Number of          Share
                                                Shares        Capital        Deficit
Balance - February 28, 1996 (audited)        2,668,196    $46,829,000    $50,119,000

Issued by public offering                    2,300,000        654,000

Issued by private placement                    250,000         91,000

Issued on the exercise of options              136,805         54,000

Net (income)                                                              (5,140,000)
                                          -------------------------------------------

Balance - February 28, 1997                  5,355,001    $47,628,000    $44,979,000

Issued by private placement                    502,000      1,614,000

Issued on the exercise of options              530,500        270,000

Issued for subsidiary company                  200,000        454,000

Issued for software technology                 300,000        519,000

Issued as a finders' fee                        10,000         23,000

Net loss                                                                   1,151,000
                                          -------------------------------------------
Balance - February 28, 1998 (audited)        6,897,501    $50,508,000    $46,130,000

Issued on exercise of options                  652,273      1,836,000

Net income (loss)                                                         (4,677,000)
                                          -------------------------------------------
Balance - February 28, 1999 (audited)        7,549,774    $52,344,000    $41,453,000
                                          ===========================================

                          -See accompanying notes-

                                                                 29

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX RESOURCES, LTD.)
Consolidated Statements of Income (Loss)
(In U.S. Dollars)

                                            Year ended     Year ended     Year ended
                                              February       February       February
                                              28, 1999       28, 1998       28, 1997
                                             (audited)      (audited)      (audited)
                                       ----------------------------------------------
Revenues
Software sales and service               $  10,258,000  $     294,000   $          -
Oil and gas revenue                                  -              -        132,000
                                       ----------------------------------------------
Total Revenues                              10,258,000        294,000        132,000
                                       ----------------------------------------------
Expenses
Software marketing costs                     3,111,000        669,000              -
Operating and administration                 2,157,000        855,000        164,000
Amortization of software acquisition
  and integration costs                        258,000              -              -
Depreciation                                    20,000          6,000          6,000
Exploration costs                               10,000         (1,000)        59,000
Interest                                        11,000          4,000         26,000
                                       ----------------------------------------------
Total Expenses                               5,567,000      1,533,000        255,000

Other Expenses (Income)
Investing activities                                 -         10,000         10,000
Interest                                       (52,000)       (98,000)       (35,000)
Sale of oil and gas interest                         -              -        (38,000)
Write off of resource property costs            66,000              -              -
Gain on settlement with former
  attorneys                                          -              -     (5,200,000)

                                       ----------------------------------------------
Total Other Expenses (Income)                   14,000        (88,000)    (5,263,000)
                                       ----------------------------------------------
Net Income (Loss)                          $ 4,677,000    $(1,151,000)   $ 5,140,000
                                       ==============================================

Basic Earnings (Loss) per Share            $      0.67    $     (0.19)   $      0.99
                                       ==============================================

Weighted Average Number of Shares            7,018,000      6,118,000      5,187,000
                                       ==============================================

Fully Diluted Earnings (Loss)
  per Share                                $      0.59            N/A    $      0.94
                                       ==============================================

Fully Diluted Weighted Average
  Number of Shares                           7,951,619            N/A      5,452,000
                                       ==============================================


                          -See Accompanying Notes-
                                                                 28

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX RESOURCES, LTD.)
Consolidated Statements of Cash Flows
(In U.S. Dollars)

                                            Year ended     Year ended     Year ended
                                              February       February       February
                                              28, 1999       28, 1998       28, 1997
                                             (audited)      (audited)      (audited)
                                       ----------------------------------------------
Cash Flows Provided (Used) by
Operating Activities
-------------------------------------
Basic Earnings (loss)                     $  4,677,000    $(1,151,000)   $ 5,140,000
Amortization of software acquisition
  and integration costs                        258,000              -              -
Depreciation                                    20,000              -              -
Investing Activities                                 -          6,000          6,000
Write-off of resource property costs            66,000         10,000         10,000
                                       ----------------------------------------------
                                             5,021,000     (1,135,000)     5,156,000
Changes in non-cash working capital
  items:
Accounts receivable and prepaid
  expense                                  (10,188,000)      (113,000)       (29,000)
Accounts payable                             1,614,000       (538,000)    (2,365,000)
                                       ----------------------------------------------
Net Cash Provided (Used) by
  Operating Activities                      (3,553,000)    (1,786,000)     2,762,000

Cash Flows Provided (Used) by
Financing Activities
-------------------------------------
Due to related party                           809,000              -       (182,000)
Share capital issued for cash                1,836,000      1,884,000        799,000
                                       ----------------------------------------------
Net Cash Provided (Used) by
Investing Activities                         2,645,000      1,884,000        617,000
                                       ----------------------------------------------

Cash Flows Provided (Used) by
Investing Activities
------------------------------------
Software acquisition and integration
  costs, net                                  (546,000)      (787,000)       (20,000)
Fixed assets                                  (132,000)       (11,000)       (10,000)
Sale (acquisition) of investments                    -        (12,000)      (150,000)
                                       ----------------------------------------------
Net Cash Provided (Used) by
Investing Activities                          (678,000)      (810,000)      (180,000)
                                       ----------------------------------------------
Changes in Cash and
  Short-Term Deposits                       (1,586,000)      (712,000)     3,199,000

Opening Balance                              2,493,000      3,205,000          6,000
                                       ----------------------------------------------
Closing Balance                            $   907,000    $ 2,493,000    $ 3,205,000
                                       ==============================================

                          -See accompanying notes-
                                                                 29

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

1.   CORPORATE HISTORY
----------------------


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

2.  SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------

Basis of Presentation
---------------------
     Veronex is incorporated in the Province of British Columbia, Canada. These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada. Application of United States generally accepted accounting principles would not result in any material differences to the consolidated financial statements.

Principles of Consolidation
---------------------------
     These consolidated financial statements include the accounts of Veronex, and its subsidiaries (all of which are wholly owned) which are listed below. Intercompany transactions and balances have been eliminated in consolidation.
                                                                 30

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (cont.)
--------------------------------------------
          Align Energy, Inc.

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

Revenue Recognition
-------------------
     Veronex recognizes revenue in accordance with the American Institute of Certified Public Accountant Statement of Position 97-2 for software revenue recognition, which requires that license fee revenues are recognized upon evidence of a license agreement and delivery of software if there are no significant implementation or installation obligations, collection of the receivable is probable, the license fees are fixed or determinable and the product has been accepted by the customer.

                                                                 31

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (cont.)
--------------------------------------------

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

Currency Translation
--------------------
     Veronex uses the temporal method of currency translation, as applied to integrated international operations, for translating the Company's Canadian operations from Canadian dollars to US dollars. Under this method, monetary assets and liabilities in foreign currencies have been converted at the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities, and equity are translated at historical rates. Gains and losses on foreign exchange are included in income.

Earnings (Loss) Per Share
-------------------------
     Basic Earnings Per Share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.

     In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share"

     (SFAS 128) was issued effective for periods ending after December 15, 1997. There is no impact on Veronex's financial statements from adoption of SFAS 128.


                                                                 32

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (cont.)
--------------------------------------------

Depreciation Policy
-------------------
     Veronex provides for depreciation on furniture and equipment at between 20% and 30% on a declining balance basis. Veronex is capitalizing all costs related to integrating the various components of its I/Nova software system as Software Acquisition and Integration Costs and will continue to do so until licensing sales reach commercial levels. Thereafter, all costs associated with the production and marketing of the I/Nova software system will be charged to operations. Capitalized costs will be amortized based on current and future revenues for the product with an annual minimum amount equal to the straight-line amortization over the remaining estimated economic life of the product.

Cash Equivalents
----------------
     For purposes of reporting cash flows, Veronex considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase.

Concentration of Credit Risks
-----------------------------
     Financial instruments which potentially subject Veronex to concentrations of credit risk consist of cash. Veronex maintains cash accounts at two financial institutions. At February 28, 1999, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $607,000.

     At February 28, 1998, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $1,800,000. Veronex periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts.

3.   ACCOUNTS RECEIVABLE
------------------------

Accounts receivable are as follows:

                                                     February     February
                                                     28, 1999     28, 1998
                                                ---------------------------
I/Nova Licensing, Product Sales and Service (i)  $ 10,000,000  $   107,000
Other Software Services                                     -       13,000
Other Receivables                                     322,000            -
                                                ---------------------------
                                                 $ 10,322,000  $   130,000
                                                ===========================

                                                                 33

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

3.   ACCOUNTS RECEIVABLE
------------------------
(i) In November 1998, Veronex entered into contracts which guarantee gross revenues of $11,750,000 from two distribution partners. Under the terms of these contracts, Veronex must provide these distribution partners with an allowance for software distribution fees as well as incur certain software distribution costs. These allowances and costs have been netted against the gross revenues and accounts receivable from the distribution partners as only the net amounts will be received directly by Veronex. The amount for sales and accounts receivable have not been included in these February 28, 1999 financial statements.

4.  SOFTWARE ACQUISITION AND INTEGRATION COSTS
----------------------------------------------
Software acquisition and integration costs are capitalized when a product design and a working model of the software product have been completed, and the completeness of the working model and its consistency with the product design have been confirmed by testing. The costs to integrate products into the I/Nova System for an alternative future use are also capitalized. Software costs which are capitalized are amortized on a product by product basis, based on the anticipated future gross revenues compared to the gross revenues generated in the period being reported on.

As a result of the three acquisitions mentioned in Note #1, Veronex acquired what it renamed the I/Nova System computer technology. Subsequent to these acquisitions, Veronex spent several months integrating the complete system for the alternative future uses of solving the Year 2000 problem. The costs of acquiring and integrating the components of the I/Nova System are as follows:

                                                     February      February
                                                     28, 1999      28, 1998
                                                  ------------  ------------
Costs to acquire the components:
   The I/Nova System                             $     86,000  $     86,000
   The ArchiData System                               454,000       454,000
   The infrastructure (Mainstream)                    409,000       409,000

Costs to integrate the components:
   Personnel                                          895,000       663,000
   Office and related                                 509,000       191,000
                                                  ------------  ------------
      Less: accumulated amortization                2,353,000     1,803,000
                                                      262,000             -
                                                  ------------  ------------
                                                  $ 2,091,000   $ 1,803,000
                                                  ============  ============

                                                                 34

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

5.   RESOURCE PROPERTIES & RELATED DEFERRED COSTS
-------------------------------------------------

Detail of mineral property are as follows:        February      February
                                                  28, 1999      28, 1998
                                               ------------  ------------
Alexander Star Claims, San Bernardino, County $        Nil  $     66,000
                                               ============  ============

b.    Litigation
----------------
   As was reported in previous year-end consolidated financial statements, Veronex and its wholly-owned subsidiary, Nordell

   International Resources Ltd. ("Nordell") were involved in a number of adversarial lawsuits with Triton Energy Corp. ("Triton"). These lawsuits arose from the Enim Oil Project joint venture agreement between Nordell and Triton, a subsequent arbitration and an Arbitration Award that was adverse to Nordell. Several of the lawsuits initiated by Triton were of a malicious or vindictive nature aimed at both Veronex and one of Veronex's directors, David A. Hite ("Hite"). As a result, Veronex, Nordell and Hite filed a malicious prosecution lawsuit against Triton in the Superior Court for California in Los Angeles, California, alleging, among other things, abuse of process, wrongful attachment, breach of fiduciary duty and fraud. The lawsuit seeks damages, punitive and exemplary damages, specific performance of the Arbitration Award and an accounting of the Enim Oil Project joint venture. This lawsuit has been removed to the US District Court, Central Division of California. Atrial date has been set for September 14, 1999.

c.   The Congress Property in British Columbia, Canada.
-------------------------------------------------------

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

d.   The Alexander Star Claims in California, USA
-------------------------------------------------
     (i) On July 12, 1995, Veronex entered into an agreement to acquire a 100% interest in four placer mining claims, known as the Alexander Star Claims, in Avawatz Mining District, San Bernardino County, California, subject to a 4% net smelter return. Veronex issued 100,000 common shares at a value of $66,000 as consideration for the acquisition and has the right to acquire one-half of the net smelter return, which is a 2% smelter return, for $500,000. Veronex has written-off the acquisition costs of these claims during the year ended February 28, 1999.


                                                                 35

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

5.   RESOURCE PROPERTIES & RELATED DEFERRED COSTS
-------------------------------------------------

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

     (iv) As of February 28, 1999, Veronex has incurred $69,000 (1998 - $59,000) in exploration costs on these properties.


6.   INVESTMENTS
----------------


                             February 28, 1999                February 28, 1998
                     -------------------------------  ------------------------------
                     Number                            Number
                         of                 Market         of                 Market
                      Shares       Cost      Value     Shares       Cost       Value
                    -----------------------------------------------------------------
EMB Corporation      50,000    $150,000   $150,000     50,000   $150,000    $150,000
Semper Resources,
 Ltd.                 5,000       2,000      2,000      5,000      2,000       2,000
                    -----------------------------------------------------------------
                               $152,000   $152,000              $152,000    $152,000
                    =================================================================

                                                                 36

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

7.   DEPRECIATION
-----------------

Veronex capitalizes the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the asset using the declining method of depreciation.

The assets, costs, depreciation expense, and accumulated depreciation at February 28, 1999 and February 28, 1998 are as follows;

                                                                        Accumulated
                              Cost       Depreciation Expense          Depreciation
                       1999        1998       1999       1998       1999        1998
                 --------------------------------------------------------------------
Furniture and
 equipment        $  88,000   $  66,000  $   7,000  $   3,000  $  40,000   $  78,000
Computer
 equipment          119,000      35,000     13,000      3,000     31,000      24,000
                  --------------------------------------------------------------------
                  $ 207,000   $ 126,000  $  20,000  $   6,000  $  71,000   $ 102,000
                  ====================================================================

8.   ACCOUNTS PAYABLE
---------------------

                                                    February      February
                                                    28, 1999      28, 1998
                                                 ------------  ------------
Legal Fees                                       $   150,000   $         -

  Arbitration with former employees
    (Note #16)                                       150,000             -

  Accrued management salaries                        166,000       230,000

  Accrued Software marketing and
    support costs                                  1,300,000             -


  Trade and other                                    155,000        77,000
                                                 ------------  ------------

                                                 $ 1,921,000   $   307,000
                                                 ============  ============

                                                                 37

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

9.  DUE TO A RELATED PARTY
--------------------------
During the year ended February 28, 1999, D'Oro Ventures Ltd. ("D'Oro"), a company with directors in common, loaned Veronex a total of US$800,000 in a series of six advances in varying amounts between December 17, 1998 and February 8, 1999. Each advance is secured by a promissory note which provides for interest calculated at the prime rate plus two percent (2%) per annum. Under the terms of each promissory note, interest payable during the first three months of each advance is to be repaid by the issuance of Veronex common shares and thereafter in cash. Veronex may issue, subject to regulatory approval, share capital in an amount up to five percent (5%) of each advance.

As of February 28, 1999, Veronex has accrued interest payable in the amount of US$9,138 on these advances.

10.  SHARE CAPITAL
------------------
a. The authorized share capital of Veronex is 100,000,000 shares without par value.


                                        February 28, 1999        February 28, 1998
                                    ------------------------ ------------------------
Balance - beginning of period       6,897,501   $50,508,000  5,355,001  $47,6228,000

Issued by private placement                 -             -    502,000     1,614,000

Issued on exercise of options         652,273     1,836,000    530,500       270,000

Issued for software technology              -             -    300,000       519,000

Issued for subsidiary company               -             -    200,000       454,000

Issued as finders' fees                     -             -     10,000        23,000
                                    -------------------------------------------------

Balance - end of period             7,549,774   $52,334,000  6,897,501   $50,508,000
                                    =================================================

During the year ended February 28, 1999, Veronex issued 652,273 (1998 - 530,500; 1997 - 136,805) shares at an average price of Cdn $2,745,244 (1998
- Cdn $373,820; 1997 - Cdn $72,531) on exercise of shares purchase options.

b. Common shares purchase options are outstanding expiring at various dates to February 3, 2004 for 409,600 (1998 - 498,658; 1997 - 530,500)
     common shares at prices between Cdn $3.40 (US $2.25) and Cdn $7.19 per share.

                                                                 38

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

10.  SHARE CAPITAL (Cont)
-------------------------

                                                    February      February
                                                    28, 1999      28, 1998
Outstanding stock options as of:                 ------------  ------------
  Less than Cdn $6.00 per share                      106,000        93,678

  Between Cdn $6.00 and Cdn $8.00 per share                -       355,000

  Greater than Cdn $8.00 per share                   303,600        50,000
                                                 ------------  ------------

                                                     409,600       498,658
                                                 ============  ============

c. During the year ended February 28, 1999, Veronex granted 573,215 (1998 - 618,658; 1997 - 455,500) share purchase options at prices ranging between Cdn$3.25 and Cdn$10.44 expiring on various dates to February 3, 2004. During the year ended February 28, 1999, the exercise price on 405,000 (1998 - Nil; 1997 - 118,257) share purchase options was amended. 10,000 (1998 - 120,000; 1997 - Nil) share purchase options were canceled

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

     Under the terms of the private placement agreement, Veronex agreed to issue up to an additional 1,506,000 common shares should Veronex generate less than US$24,000,000 in gross revenues between November 7, 1997 and November 30, 1998, the number of shares being issued to each placee varying from .5 common share issued per 1 share placed if gross revenues were less than US$24,000,000 and greater than US$20,000,000, to 3 shares per 1 share placed if gross revenues were US$3,000,000 or less. Veronex recorded gross revenues of US$16,500,000 between November 7, 1997 and November 30, 1998. Accordingly, subsequent to the year-end, Veronex issued 502,000 common shares for proceeds of US$Nil. Attached to each share is a warrant entitling each holder to purchase an additional common share at a price of US$2.00. The effect of this share issue is a dilution of the issued share capital of Veronex of 6.56%.


                                                                 39

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

10.  SHARE CAPITAL (Cont.)

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

11.  INCOME TAXES
-----------------

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


12.  SEGMENTED INFORMATION
--------------------------

Prior to January 14, 1997, Veronex's principal asset was its interest in the Enim Oil Project on the Island of Sumatra, Indonesia, which was fully provided for as of February 28, 1995, by a charge to operations.
 During the year ended February 28, 1997, Veronex entered into an agreement to acquire certain software technology ("the I/Nova System") as explained in Note #1.

                                                                 40

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

12.  SEGMENTED INFORMATION (Cont.)
----------------------------------

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

13.  RELATED PARTY TRANSACTIONS
-------------------------------
a. During the year ended February 28, 1999, management and secretarial fees of $Nil (1998 - $10,000) were paid to a company controlled by a director of the Company.

b. During the year ended February 28, 1999, salaries of $504,000 (1998 - $361,000) were paid or accrued to officers of Veronex.

c. Included in accounts payable is approximately $166,000 (1998 - $230,000) payable to an officer of Veronex under the terms of an employment contract and for reimbursement of services. (See Note #15
     - Contingencies and Commitments)

14.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------

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

                                                                 41

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

14.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Cont.)
----------------------------------------------------------------

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

c. In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. Veronex has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended February 28, 1998. In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. Veronex has elected to adopt SFAS No. 130 effective with the fiscal year ended February 28, 1998. Adoption of SFAS No. 130 is not expected to have a material impact on Veronex's financial statements.

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

15.  CONTINGENCIES AND COMMITMENTS
----------------------------------
a. Veronex has an employment contract with an officer and director for $350,000 per annum that extends to December 15, 2002.
b. Veronex has employment contracts totaling approximately $1,200,000 per annum with personnel involved in the development, integration and marketing of the I/Nova System.
c. Veronex leases office facilities in Santa Ana, California under operating leases expiring in September 1999. Minimum future rental payments under the lease are:
                                                                 42

VERONEX TECHNOLOGIES, INC.
(FORMERLY INTERNATIONAL VERONEX TECHNOLOGIES, LTD.)
Notes to Consolidated Financial Statements
For the Years Ended February 28, 1999 and 1998
(In U.S. Dollars)

15.    CONTINGENCIES AND COMMITMENTS (Cont.)
--------------------------------------------

               Year Ending                                       Amount
               -------------                                     -----------
               [S]                                               [C]
               February 28, 1999                                 $      Nil
               February 28, 2000                                     14,760
                                                                 -----------
                    Total                                        $   14,760
                                                                 ===========

Other office facilities in California and Vancouver, Canada are rented on a month to month basis.

16.  LITIGATION AND ARBITRATION PROCEEDINGS WITH FORMER EMPLOYEES
-----------------------------------------------------------------

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

17.  RISKS AND UNCERTAINTIES
----------------------------
Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements relating to the expected capabilities of Veronex discussed herein. Such forward-looking statements include expressions of belief, expectation, contemplation, estimation and other expressions not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior than the present and proposed products and services of the Company; (ii) the products and services may not be marketed effectively by the Company; and (iii) potential customers may find other products and services more suitable for the applications marketed by the Company; as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein may assume certain economic and industry conditions and parameters subject to change.

                                                                 43

               Item 19.       Financial Statements and Exhibits
-------------------------------------------

Sequentially

Exhibit                                                                     Numbered
Number      Exhibit                                                             Page
---------   -------------------------------------------------------------  ----------

 3 Articles of Incorporation and By-laws of the Registrant are incorporated by reference to
            Exhibit 1 to the Registrant's Annual Report on
            Form 20-F for the fiscal year ended February
            28, 1985.

 4          None.

 9          None.

10(a) Agreement of Sale dated July 12, 1995 between the Registrant and Martin J. Garo, Barbara A. Garo,
            Daniel R. Garo, Kevin W. Garo, Joe Jones, Damon Young,
            Lisa Anderson and Timothy O'Connor whereby the Registrant acquired four placer mining claims, all situate in Avawatz
            Mining District, County of San Bernardino, State of
            California, United States of America is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1995.

10(b) Director's Stock Option Agreement dated August 5, 1999 between the Registrant and David A. Hite, is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1999, as filed with the Securities & Exchange Commission on September 23, 1999.

10(c) Director's Stock Option Agreement dated January 5, 1999 between the Registrant and David A. Hite, is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1999, as filed with the Securities & Exchange Commission on September 23, 1999.

10(d) Amending Director's Stock Agreement dated August 5, 1999 between the Registrant and Sandra M. Milligan is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1999, as filed with the Securities & Exchange Commission on September 23, 1999.


10(e) Director's Stock Option Agreement dated February 3, 1999 between the Registrant and Sandra M. Milligan is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1999, as filed with the Securities & Exchange Commission on September 23, 1999.


10(f) Amending Director's Stock Agreement dated August 5, 1999 between the Registrant and Pru Zerny, is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1999, as filed with the Securities & Exchange Commission on September 23, 1999.
                                                                    44


10(g) Director's Stock Option Agreement dated February 3, 1999 between the Registrant and Pru Zerny, is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1999, as filed with the Securities & Exchange Commission on September 23, 1999.


10(h) Amending Director's Stock Agreement dated August 5, 1999 between the Registrant and W. Gennen McDowall, is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1999, as filed with the Securities & Exchange Commission on September 23, 1999.


10(i) Director's Stock Option Agreement dated February 3, 1999 between the Registrant and W. Gennen McDowall, is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1999, as filed with the Securities & Exchange Commission on September 23, 1999.


10(j) Amending Employee's Stock Agreement dated August 5, 1999 between the Registrant and Peggy Martin, is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1999, as filed with the Securities & Exchange Commission on September 23, 1999.


10(k) Employee's Stock Option Agreement dated February 3, 1999 between the Registrant and Peggy Martin , is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1999, as filed with the Securities & Exchange Commission on September 23, 1999.


10(l) 1997 Contingent Stock Option Plan is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.


10(m)       Agreement of Sale dated November 20, 1995 between the
            Registrant and David A. Hite and Timothy Hite whereby the Registrant acquired the Alexander Star #2 Claim, comprised of 160 acres and located in San Bernardino, California is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 29, 1996

10(n)       Agreement of Sale dated November 20, 1995 between the
            Registrant and David A. Hite, Donna L. Hite, Timothy W.
            Hite and Bradley Hite whereby the Registrant was granted an option to acquire eight placer mining claims known as the Alexander Star #91-98 Claims, all l,280 acres and located in San Bernardino, California is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 29, 1996.


                                                                    45




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


                                                                   46

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


19          None.


22 Subsidiaries of the registrant, as filed with the Securities & Exchange Commission on September 23, 1999.


23          Notice of Annual General Meeting, Information Circular and
            Proxy, is incorporated by reference to the Registrant's Annual
            Report on Form 20-F for the fiscal year ended February 28, 1999, as filed with the Securities & Exchange Commission on September 23,
            1999.


24(a)       Consent Letter from Schvaneveldt and Company consenting to the inclusion of the Auditors' Report dated September 21,
            1999 of the Consolidated Financial Statements of the
            Registrant for the years ended February 28, 1999,
            February 28, 1998 and February 28, 1997, . . . . . . . . . . . .Attached


25          None.


27          Financial Data Schedule. . . . . . . . . . . . . . . . . . . . .Attached


28(a) A Form 8-K was filed on April 1, 1999 announcing the execution of a Loan Agreement, the resignation of one member of the Company's Board of Directors due to personal reasons and the subsequent appointment of W. Gennen McDowall to the Board of Directors to fill the vacancy created by the resignation.

                                                                   47

                                      SIGNATURES
                                      ----------

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     VERONEX TECHNOLOGIES, INC.

Date: April 29, 2000                 By: /S/ David A. Hite
                                     --------------------------------
                                     David A. Hite
                                     Chairman of the Board, President
                                     Chief Executive Officer,
                                     Chief Financial Officer

Date: April 29, 2000                 By: /S/ Peggy Martin
                                     --------------------------------
                                     Peggy Martin
                                     Secretary



                                                                    48

